Itaú

3Q22

Management discussion & analysis and complete financial statements

Third quarter of 2022

Contents

Management discussion & analysis

Page 03

Complete financial statements

Page 39

3Q22

Management discussion & analysis

Third quarter of 2022

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Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated), end of period	3Q22	2Q22	3Q21	9M22	9M21
Results	Recurring Managerial Result	8,079	7,679	6,779	23,118	19,720
	Operating Revenues (1)	36,567	35,249	31,508	104,852	91,414
	Managerial Financial Margin (2)	23,901	22,638	19,515	67,586	56,941
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	21.0%	20.8%	19.7%	20.7%	19.0%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	21.6%	21.6%	20.5%	21.3%	19.6%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.4%	1.3%	1.4%	1.2%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.8%	2.7%	2.6%	2.8%	2.6%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.2%	3.0%	2.8%	3.2%	2.8%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.3%	1.7%	2.0%	1.3%	2.0%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	215%	218%	234%	215%	234%
	Efficiency Ratio (ER) (6)	41.1%	40.8%	44.0%	41.2%	44.4%
Shares	Recurring Managerial Result per Share (R$) (7)	0.82	0.78	0.69		
	Net Income per Share (R$) (7)	0.80	0.76	0.59		
	Number of Total Shares at the end of the period - in million (8)	9,801	9,801	9,780		
	Book Value per Share (R$)	16.04	15.37	14.25		
	Dividends and Interest on Own Capital net of Taxes (9)	1,932	1,774	1,360		
	Market Capitalization (10)	274,228	222,578	283,421		
	Market Capitalization (10) (US$ million)	50,721	42,493	52,105		
Balance Sheet	Total Assets	2,422,978	2,294,476	2,154,879		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	1,111,024	1,084,142	962,335		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	1,216,188	1,178,817	1,081,206		
	Loan Portfolio/Funding (11)	72.4%	72.9%	71.0%		
	Stockholders' Equity	157,175	150,639	139,348		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	14.7%	14.1%	14.7%		
	Tier I Capital - BIS III	13.2%	12.6%	12.9%		
	Common Equity Tier I - BIS III	11.7%	11.1%	11.3%		
	Liquidity Coverage Ratio (LCR)	158.2%	145.7%	171.1%		
	Net Stable Funding Ratio (NSFR)	122.6%	119.7%	120.6%		
Other	Portfolio Managed and Investment Funds	1,610,267	1,530,744	1,497,092		
	Total Number of Employees	100,361	99,913	98,764		
	Brazil	88,279	87,703	86,195		
	Abroad	12,082	12,210	12,569		
	Branches and CSBs - Client Service Branches	4,228	4,192	4,319		
	ATM - Automated Teller Machines (12)	43,891	43,747	45,472		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 3Q21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021; (11) As detailed in the Balance Sheet section; (12) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. The main adjustments made in the managerial figures include the tax effects of the hedges on investments abroad, which were originally included in tax expenses (PIS and COFINS), and the income tax and social contribution on net income, which have been reclassified to financial margin. The depreciation of the Brazilian Real (BRL) against the US dollar and the appreciation of the Brazilian Real against the Chilean peso meant that the impact of the hedging strategy was material during this quarter.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 3rd quarter of 2022

In R$ million	Accounting	Extraordinary Items	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	35,574	-	935	58	36,567
Managerial Financial Margin	20,579	-	935	2,387	23,901
Financial Margin with Clients	20,998	-	-	2,387	23,385
Financial Margin with the Market	(419)	-	935	-	516
Commissions and Fees	11,795	-	-	(1,385)	10,410
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,631	-	-	625	2,256
Other Operating Income	1,387	-	-	(1,387)	-
Equity in Earnings of Affiliates and Other Investments	151	-	-	(151)	-
Non-operating Income	32	-	-	(32)	-
Cost of Credit	(6,779)	-	-	(1,212)	(7,992)
Provision for Loan Losses	(7,450)	-	-	(826)	(8,275)
Impairment	-	-	-	158	158
Discounts Granted	-	-	-	(867)	(867)
Recovery of Loans Written Off as Losses	670	-	-	322	992
Retained Claims	(412)	-	-	-	(412)
Other Operating Expenses	(18,740)	464	(72)	2,209	(16,139)
Non-interest Expenses	(16,670)	464	-	2,267	(13,939)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,067)	-	(72)	(57)	(2,197)
Insurance Selling Expenses	(3)	-	-	-	(3)
Income before Tax and Profit Sharing	9,643	464	863	1,055	12,025
Income Tax and Social Contribution	(1,544)	(224)	(863)	(1,114)	(3,744)
Profit Sharing Management Members - Statutory	(60)	-	-	60	-
Minority Interests	(160)	(42)	-	-	(201)
Net Income	7,880	199	-	-	8,079

Extraordinary Items Net of Tax Effects

In R$ million	3Q22	2Q22	3Q21	9M22	9M21
Net Income	**7,880**	**7,436**	**5,780**	**22,058**	**18,754**
(-) Extraordinary Items	**(199)**	**(243)**	**(1,000)**	**(1,059)**	**(966)**
Goodwill amortization	(135)	(126)	(175)	(395)	(542)
Result on the partial sale of XP Inc. shares	-	(123)	-	(123)	-
Voluntary severance program	-	-	-	(757)	-
Liability adequacy test	-	39	-	39	-
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	-	-	-	239	-
Provision for reestructuring	-	-	-	-	(747)
Other	(64)	(33)	(825)	(62)	323
Recurring managerial result	**8,079**	**7,679**	**6,779**	**23,118**	**19,720**

3rd quarter of 2022 Income Statement

In R$ million	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Operating Revenues	36,567	35,249	3.7%	31,508	16.1%	104,852	91,414	14.7%
Managerial Financial Margin	23,901	22,638	5.6%	19,515	22.5%	67,586	56,941	18.7%
Financial Margin with Clients	23,385	21,988	6.4%	17,587	33.0%	65,413	50,561	29.4%
Financial Margin with the Market	516	650	-20.6%	1,928	-73.2%	2,173	6,380	-65.9%
Commissions and Fees	10,410	10,499	-0.8%	10,070	3.4%	30,680	28,874	6.3%
Revenues from Insurance [1]	2,256	2,112	6.8%	1,924	17.3%	6,585	5,599	17.6%
Cost of Credit	(7,992)	(7,535)	6.1%	(5,232)	52.7%	(22,494)	(14,035)	60.3%
Provision for Loan Losses	(8,275)	(7,814)	5.9%	(5,526)	49.8%	(23,087)	(14,795)	56.0%
Impairment	158	202	-	21	-	333	61	447.6%
Discounts Granted	(867)	(639)	35.5%	(583)	48.6%	(2,062)	(1,575)	30.9%
Recovery of Loans Written Off as Losses	992	717	38.5%	857	15.9%	2,322	2,275	2.1%
Retained Claims	(412)	(337)	22.3%	(417)	-1.3%	(1,138)	(1,271)	-10.4%
Other Operating Expenses	(16,139)	(15,566)	3.7%	(14,807)	9.0%	(46,494)	(43,482)	6.9%
Non-interest Expenses	(13,939)	(13,310)	4.7%	(12,819)	8.7%	(40,052)	(37,825)	5.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,197)	(2,251)	-2.4%	(1,981)	10.9%	(6,429)	(5,640)	14.0%
Insurance Selling Expenses	(3)	(5)	-36.3%	(7)	-53.4%	(13)	(16)	-15.5%
Income before Tax and Minority Interests	12,025	11,812	1.8%	11,052	8.8%	34,725	32,627	6.4%
Income Tax and Social Contribution	(3,744)	(3,810)	-1.7%	(4,003)	-6.5%	(10,734)	(12,068)	-11.1%
Minority Interests in Subsidiaries	(201)	(323)	-37.7%	(269)	-25.2%	(874)	(1,288)	-32.1%
Result from XP Inc's operations	-	-	-	-	-	-	448	-
Recurring Managerial Result	8,079	7,679	5.2%	6,779	19.2%	23,118	19,720	17.2%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Corporate Securities

In R$ billion, end of period	3Q22	2Q22	Δ	3Q21	Δ
Individuals	385.0	372.4	3.4%	303.7	26.8%
Credit Card Loans	128.8	126.3	1.9%	97.0	32.7%
Personal Loans	51.5	48.2	6.8%	38.3	34.4%
Payroll Loans [1]	72.2	70.6	2.3%	61.2	18.0%
Vehicle Loans	31.8	32.0	-0.6%	28.1	13.1%
Mortgage Loans	100.7	95.3	5.7%	79.1	27.4%
Very Small, Small and Middle Market Loans [2]	170.2	162.8	4.5%	146.3	16.3%
Individuals + Very Small, Small and Middle Market Loans	555.2	535.2	3.7%	450.0	23.4%
Corporate Loans	345.1	341.0	1.2%	295.1	17.0%
Credit Operations	203.7	204.2	-0.3%	177.4	14.8%
Corporate Securities [3]	141.5	136.8	3.4%	117.7	20.2%
Total for Brazil with Financial Guarantees Provided and Corporate Securities	900.3	876.2	2.7%	745.1	20.8%
Latin America	210.7	207.9	1.4%	217.3	-3.0%
Argentina	10.6	10.1	4.7%	11.2	-5.7%
Chile	136.6	132.7	2.9%	143.6	-4.9%
Colombia	29.1	31.2	-7.0%	33.9	-14.3%
Paraguay	12.8	12.4	3.0%	11.0	16.1%
Panama	1.9	1.9	2.2%	1.5	25.6%
Uruguay	19.8	19.6	1.2%	15.5	27.4%
Total with Financial Guarantees Provided and Corporate Securities	1,111.0	1,084.1	2.5%	962.3	15.5%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	1,111.0	1,083.7	2.5%	932.0	19.2%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 23 and 24.

Performance analysis for the third quarter of 2022

Management commentary

Our digital and cultural transformation agenda continues to evolve. In the third quarter of 2022, 70% of the products purchases by individuals were made digitally. Digital purchases accounted for 68% in the first nine months of the year, an increase of 15 percentage points compared to the same period of 2021. In addition to this increased share of digital purchases, we were able to improve our customer satisfaction (measured through the net promoter score or NPS). Digital channels have continued evolving positively compared to December 2021, as have traditional channels, which posted a 4 point increase in the year for individuals customers, a 9 point increase for very small, small and middle-market companies, and a 2 point increase for the corporate segment. In terms of people, we were ranked for the first time ever at number one in the "Best Companies to Work for in Brazil" ranking from Great Place to Work Brazil. We are also the first bank to top the "companies with over 10,000 employees" category.

Regarding financial performance, the recurring managerial result reached R$8.1 billion in the third quarter of 2022, up 5.2% from the previous quarter. The recurring managerial return on equity was 21.0%, while in Brazil return reached 21.6%. Loan operations continued to increase, with our loan portfolio up 2.7% in Brazil and up 2.5% on a consolidated basis. The individual loan portfolio in Brazil was up 3.4% in the quarter. Personal loans were up 6.8% in the third quarter, important to note that 91% of the growth in overdraft and personal credit portfolios occurred in Personnalité and Uniclass segments. Mortgage loans grew by 5.7%, in spite of the rise in the basic interest rate, while loans to very small, small and middle-market companies grew 4.5%. This increased volume of credit was one of the main drivers of the 6.4% growth in our margin with clients, which reached R$23.4 billion in the quarter. In addition to the volume of credit, the higher margin with clients was also helped by the greater number of calendar days in the quarter, as well as by ongoing change to the product mix, with higher relative growth in product lines with better spreads, such as financed credit cards and consumer credit. Another highlight was the positive impact of the SELIC interest rate on liabilities' margin and of the fixed interest rate on our own working capital. The cost of credit increased to R$8.0 billion, due to higher expenses in the retail business segment in Brazil driven by the ongoing growth of the loan portfolio, as well as a growth mix which is more concentrated on the consumer credit portfolios. Margin with the market decreased in the quarter to R$0.5 billion, mainly due to lower gains in Latin America. Commissions, fees and the results from insurance operations remained basically stable in the quarter, as higher revenues with cards, both as issuer and acquirer, and in insurance, were offset by lower revenue from asset management (due to performance fees being recognized in the previous quarter) and from investment banking (due to reduced capital market activity). Non-interest expenses were up 4.7% from the previous quarter, with higher personnel expenses due to the effects of negotiating the collective wage agreement. The consolidated efficiency ratio was 41.1%, down 3.0 p.p. on a year-on-year basis.

In the first nine months of 2022, recurring managerial result was up 17.2% and recurring managerial return on equity increased by 1.6 p.p.. The positive effect of the increase in the loan portfolio, alongside the gradual shift in the product mix towards Retail segment loans, led to a 29.4% rise in the financial margin with clients. Additionally, the rise in the interest rate positively impacted the remuneration of our own working capital and liabilities' margin. These positive effects were partially offset by lower spreads on credit products. The financial margin with the market decreased and the cost of credit increased, due to the expansion of the retail loan portfolio. Commissions, fees and the result from insurance operations rose by 8.8% year-on-year. This increase was the result of higher revenues from card activities, both as issuer and acquirer, and by the positive evolution of the insurance results. Another highlight was the 5.9% increase in non-interest expenses, against the 7.2% inflation rate for the period.

main figures

recurring managerial result

R$8.1 bn 3Q22 — **+5.2%** 3Q22 x 2Q22

credit portfolio

R$1,111.0 bn 3Q22 — **+2.5%** 3Q22 x 2Q22

financial margin with clients

R$23.4 bn 3Q22 — **+6.4%** 3Q22 x 2Q22

financial margin with the market

R$0.5 bn 3Q22 — **-20.6%** 3Q22 x 2Q22

cost of credit

R$8.0 bn 3Q22 — **+6.1%** 3Q22 x 2Q22

fees and insurance

R$12.3 bn 3Q22 — **-0.2%** 3Q22 x 2Q22

non-interest expenses

R$13.9 bn 3Q22 — **+4.7%** 3Q22 x 2Q22


19.7%
20.2%
20.4%
20.8%
21.0%
6,779
7,159
7,361
7,679
8,079
3Q21
4Q21
1Q22
2Q22
3Q22
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Recurring Managerial Return on Average Equity

21.0%

2022 Forecast

We kept unchanged our 2022 guidance

	Consolidated	Brazil[1]	
total credit portfolio[2]	growth between 15.5% and 17.5%	growth between 19.0% and 21.0%	
financial margin with clients	growth between 25.0% and 27.0%	growth between 26.5% and 28.5%	
financial margin with the market	between R$1.0 bn and R$3.0 bn	between R$0.3 bn and R$2.3 bn	the hedge of the capital ratio with an impact of approximately R$2 billion
cost of credit[3]	between R$28.0 bn and R$31.0 bn	between R$26.0 bn and R$29.0 bn	
commissions and fees and results from insurance operations[4]	growth between 7.0% and 9.0%	growth between 7.5% and 9.5%	considers the adjusted 2021 result excluding participation in XP Inc.
non-interest expenses	growth between 3.0% and 7.0%	growth between 3.0% and 7.0%	efficiency ratio in Brazil below 40% in 4Q22. Core cost nominally stable in 2022
effective tax rate	tax rate between 30.0% and 33.0%	tax rate between 31.0% and 34.0%	
recurring managerial ROE	-	-	sustainable ROE around 20%
capital	-	-	tier I capital above risk appetite

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of results from loan losses, impairment and discounts granted; (4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Income Statement and Balance Sheet Analysis

Itaú

Managerial **Financial Margin**

Highlights

- Financial margin with clients increased by 6.4% in the quarter due to the higher average volume of credit, the greater number of calendar days and the higher margin in Latin America. The positive impact of the SELIC interest rate and the higher volume on our liabilities' margin and of the fixed interest rate on our own working capital, partially offset by lower spreads on credit, also helped in this regard.
- Financial margin with the market was down 20.6% in the quarter, driven by lower gains from treasury operations in Latin America.

In R$ million	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Financial Margin with Clients	23,385	21,988	6.4%	17,587	33.0%	65,413	50,561	29.4%
Financial Margin with the Market	516	650	-20.6%	1,928	-73.2%	2,173	6,380	-65.9%
Total	23,901	22,638	5.6%	19,515	22.5%	67,586	56,941	18.7%

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billions



4.8%
22.0
(2.1)
19.9
0.2
0.1
0.2
0.1
0.3
20.9
2.5
23.4
1
2
3
4
2Q22
Working Capital and other 2Q22(1)
Spread-Sensitive Operations 2Q22
average asset portfolio
product mix
lower number of calendar days
spreads and liabilities' margin
Latin America and other(2)
Spread-Sensitive Operations 3Q22
Working Capital and other 3Q22(1)
3Q22

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale segment.

1 **Working capital and other (+ R$0.5 billion):** positive effect of the higher average fixed rate on the remuneration of our own working capital.

2 **Average asset portfolio (+ R$0.2 billion):** continuous growth in loan portfolios for both individuals and companies.

3 **Product mix (+ R$0.1 billion):** as in the previous quarter, we recorded a positive effect on income driven by the higher relative growth of certain product lines, such as consumer credit and financed credit cards.

4 **Spreads and liabilities' margin (+ R$0.1 billion):** positive impact of the SELIC interest rate and the increased volume on our liabilities' margin, partially offset by lower spreads.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	3Q22 Average Balance(1)	3Q22 Financial Margin	3Q22 Average Rate (p.a.)	2Q22 Average Balance(1)	2Q22 Financial Margin	2Q22 Average Rate (p.a.)
Financial Margin with Clients	**1,113,768**	**23,385**	**8.6%**	**1,079,664**	**21,988**	**8.4%**
Spread-Sensitive Operations	992,388	20,878	8.6%	964,824	19,927	8.5%
Working Capital and Other	121,380	2,508	8.4%	114,840	2,062	7.4%
Cost of Credit		**(7,992)**			**(7,535)**	
Risk-Adjusted Financial Margin with Clients	1,113,768	15,394	5.6%	1,079,664	14,453	5.4%

(1) Average daily balance.

Consolidated

Brazil



7.3%
7.4%
7.4%
7.7%
7.9%
8.4%
8.6%
5.4%
5.3%
5.2%
5.3%
5.1%
5.4%
5.6%
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
8.5%
8.6%
8.5%
8.8%
8.9%
9.2%
9.4%
6.2%
5.9%
5.9%
6.0%
5.4%
5.8%
6.0%
Financial margin with clients
Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The increase in the cost of credit in the quarter and compared to the first nine months of 2021 was mainly driven by the higher provision for loan losses in the Retail business segment in Brazil, as a result of higher rates of origination in the consumer credit and unsecured credit products segments. Additionally, there was an increase in discounts granted.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Provision for Loan Losses	(8,275)	(7,814)	5.9%	(5,526)	49.8%	(23,087)	(14,795)	56.0%
Recovery of Loans Written Off as Losses	992	717	38.5%	857	15.9%	2,322	2,275	2.1%
Result from Loan Losses	**(7,283)**	**(7,098)**	**2.6%**	**(4,670)**	**56.0%**	**(20,765)**	**(12,520)**	**65.9%**
Impairment	158	202	-21.8%	21	651.5%	333	61	447.6%
Discounts Granted	(867)	(639)	35.5%	(583)	48.6%	(2,062)	(1,575)	30.9%
Cost of Credit	**(7,992)**	**(7,535)**	**6.1%**	**(5,232)**	**52.7%**	**(22,494)**	**(14,035)**	**60.3%**

The cost of credit increased by R$457 million on the previous quarter, due to the higher provision for loan losses in the Retail business segment in Brazil as a result of the higher rate of origination of consumer credit and unsecured credit products, and the increase in nonperforming loans. Additionally, discounts granted also increased in the quarter, due to the higher volume of renegotiations.

In the third quarter of 2022, we recorded sales of active portfolios with no risk retention, to non-related companies in the amount of R$606 million. From this sale, R$437 million refer to the individuals portfolio and were more than 90 days overdue, of which R$269 million would still be active at the end of September 2022 if not sold. The remaining balance of R$169 million refers to companies active portfolios non-overdue or with short delinquency, and did not have a material impact on delinquency ratios. This sale of active portfolios had a positive impact of R$53 million on cost of credit, negative of R$25 million on operating revenues and positive of R$15 million on recurring managerial result.

The cost of credit was up R$8,460 million compared to the first nine months of 2021, mainly in the Retail business segment in Brazil, with an increase of R$8,737 million in the provision for loan losses, due to the higher rate of origination of consumer credit and unsecured credit products, and an increase of R$628 million in discounts granted, driven by the portfolio growth in this segment, in addition to the increase in the renegotiations.

Cost of Credit


R$ millions
2.2
2.5
2.7
2.8
2.9
5,232
583
4,670
-21
6,200
576
6,009
-384
6,968
556
27
6,385
7,535
639
7,098
-202
7,992
867
7,283
-158
3Q21
4Q21
1Q22
2Q22
3Q22
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) The average loan portfolio balance, including financial guarantees provided and corporate securities, for the last two quarters.

Provision for Loan Losses by Segment


R$ millions
3.0
3.4
3.4
3.7
3.8
5,526
652
165
4,710
6,827
793
360
5,674
6,998
332
279
6,386
7,814
593
7,430
-209
8,275
679
7,890
-293
3Q21
4Q21
1Q22
2Q22
3Q22
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

Compared to the previous quarter, the provision for loan losses increased in the Retail business segment in Brazil, driven by the higher rate of origination of consumer credit and unsecured credit products, and the increase in nonperforming loans. In Latin America, the increase in the provision for loan losses in the quarter was mainly driven by higher provisions in Chile. In the Wholesale business segment in Brazil, the provision was reversed as a result of the upgrading of the ratings of some clients in the segment.

Recovery of Loans Written off as Losses


R$ millions
857
819
613
717
992
3Q21
4Q21
1Q22
2Q22
3Q22

The increase on the previous quarter was mainly driven by the Retail business segment in Brazil. During the quarter, the sale of portfolios already written off as losses in the amount of R$4.4 billion generated a positive impact of R$248 million on the recovery of loans and of R$136 million on the recurring managerial result.

Loan Portfolio by Risk Level


Brazil[1]
Consolidated
Total Allowance for Loan Losses (R$ million)
37,329
44,196
46,340
46,501
51,353
53,438
Loan Portfolio by Risk Level
52.7%
50.0%
50.1%
51.5%
49.5%
49.7%
29.6%
33.4%
33.1%
26.8%
30.6%
30.4%
Sep-21
Jun-22
Sep-22
Sep-21
Jun-22
Sep-22
AA
A
B
C
D-H

Allowance for Loan Losses and Financial Guarantees Provided

Compared to the end of June 2022, the allowance for loan losses and for financial guarantees provided was up by 4.1%. This increase was recorded in the Retail business segment in Brazil, driven by the growth in the portfolio and the change in the mix of origination.


R$ millions
46,501
48,931
49,840
51,353
53,438
16,557
17,155
17,053
17,293
16,898
746
818
797
745
774
29,198
30,958
31,990
33,315
35,766
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance

* Includes Provision for Loan Commitments.

The total allowance allocation by **type of risk** is as set out below:

Overdue Risk: allowances for overdue loans, as required by the Brazilian Central Bank, related to the provisions required for overdue operations in accordance with CMN Resolution No. 2,682/1999. We also present the balances of loans which are subject to 100% provision and loans which are not subject to 100% provision.

Aggravated Risk: allowances for overdue loans with aggravated risk ratings above the minimum, and allowances for renegotiated loans. For renegotiated loans, we segregated allowances above the minimum for overdue operations and allowances for non-overdue operations.

Potential Risk: allowances for expected losses related to Retail business operations and allowances for potential losses related to Wholesale business operations, which include allowances for financial guarantees provided.


R$ millions
Allocation of the Total Allowance by Type of Risk - Consolidated
Sep-22
17,736
12,185
23,517
53,438
Jun-22
16,183
10,713
24,457
51,353
Sep-21
12,565
10,484
23,452
46,501
Overdue operations
12,565
2,272
909
9,384
16,183
1,980
270
13,932
17,736
1,603
282
15,850
Sep-21
Jun-22
Sep-22
Provision < 100%
61
706
34%
5,236
Fully Provisioned
221
897
66%
10,615
Aggravated risk rating
10,484
1,969
2,605
5,910
10,713
1,230
2,083
7,400
12,185
1,432
2,062
8,691
Sep-21
Jun-22
Sep-22
Renegotiations
879
1,970
74%
6,141
Overdue
553
92
26%
2,549
Potential Loss
23,452
4,930
1,912
16,609
24,457
3,946
2,988
17,522
23,517
4,063
2,940
16,514
Sep-21
Jun-22
Sep-22
Retail - Brazil [1]
Wholesale - Brazil [1]
Latin America [2]

[1] Includes units abroad ex-Latin America.[2] Excludes Brazil.

Credit Quality

Highlights

- The NPL ratio for 90 days overdue (NPL 90) increased by 10 basis points compared to the previous quarter. This increase was due to the growth in the portfolios for individuals and for very small, small and middle-market companies in Brazil. The corporate segment stands out, with its ratio remaining at its lowest historical level.
- The NPL ratio for 15 to 90 days overdue (NPL 15-90) increased in the quarter due to the rise in NPL in Chile. In Brazil, the NPL ratio remained stable, with the higher ratio for individuals offset by a lower ratio for very small, small and middle-market companies. The ratio for the corporate segment remained at its lowest historical level.

Nonperforming Loans


R$ billions
19.9
16.0
20.3
16.9
21.5
18.5
23.6
20.4
24.9
22.3
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

• **Nonperforming loans - 90 days - Total:** a 5.5% increase in total nonperforming loans within the portfolio compared to the previous quarter. This increase was recorded for individuals and for very small, small and middle-market companies in Brazil, and was driven by the migration of loans overdue between 15 and 90 days in the previous quarter and the increase in the loan portfolio. In the third quarter of 2022, we sold R$437 million of active credits, which were more than 90 days overdue, of which R$269 million would still be active at the end of September 2022 if they had not been sold. This is an individuals portfolio, with low probability of recovery. This sale was recorded to non-related companies and with no risk retention, thus impacting the NPL 90 portfolio and the NPL ratio.

NPL Ratio (%) | over 90 days


2.8
2.8
2.9
3.0
3.29*
3.25
2.6
2.5
2.6
2.7
2.85*
2.82
3.6
3.8
4.1
4.4
4.79*
4.72
2.6
2.3
2.3
2.2
2.3
2.0
1.6
1.6
1.7
1.3
1.1
0.5
0.5
0.1
0.1
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

* Excluding the effect of individuals active loans sale in Brazil, the NPL over 90 days ratio would have been 2.85%, the Brazil's ratio would have been 3.29% and the individuals ratio would have been 4.79%.

Both the total NPL 90 day ratio and that for Brazil increased on the previous quarter, driven by higher delinquency rates for individuals in Brazil, mainly for the credit card, consumer credit and vehicle financing portfolios. The ratio for very small, small and middle-market companies also increased, remaining at a historically low levels. The ratio for the corporate segment was stable, at its lowest historical level. In Latin America, the ratio decreased due to the lower NPL for companies in Chile. If we had not sold active loans from individuals in Brazil, the total NPL 90 would have been 2.85%, 3.29% for Brazil and 4.79% for individuals during the quarter.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

NPL Ratio (%) | 15 to 90 days


1.7
1.7
1.8
1.8
2.2
2.1
2.2
2.1
2.3
2.2
2.4
2.7
3.1
3.1
3.2
1.7
1.5
1.9
2.0
2.6
1.3
1.2
1.6
1.6
1.5
0.2
0.2
0.2
0.1
0.1
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL ratio for 15-90 days, and the ratio for Latin America, increased compared to the previous quarter. In Brazil, the ratio for the corporate segment remained stable, at its lowest historical level. Nonperforming loans for individuals, which are returning to their historical levels, increased. This increase was offset by the fall in the very small, small and middle-market companies, which led the ratio in Brazil to remain stable in the quarter. In Latin America, the ratio increased due to a higher NPL in Chile, mainly in the companies portfolio.

Loan Portfolio Write-Off


R$ millions
4,123
0.6%
4,030
0.5%
5,121
0.6%
5,948
0.7%
5,232
0.6%
3Q21
4Q21
1Q22
2Q22
3Q22
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased 12.0% on the previous quarter in Brazil in both the Retail and Wholesale business segments. The ratio of written-off operations to the average balance of the loan portfolio remained stable relative to historical levels.

Coverage Ratio | 90 days


234%
241%
232%
218%
215%
99%
104%
102%
100%
97%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Total
Total (Expanded)


1371%
1125%
355%
588%
599%
235%
234%
248%
240%
240%
231%
223%
217%
273%
208%
221%
218%
210%
195%
188%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Total - Brazil¹
Latin America ex-Brazil
Retail business - Brazil
Wholesale business - Brazil

The 300 basis point decrease in the total coverage ratio was driven by the impact of the decline in the ratio for the Retail business segment in Brazil, which relative weight in the total ratio is greater.

¹ Includes units abroad ex-Latin America.

NPL Creation


R$ millions
7,071
4,335
4,803
4,476
6,299
6,269
8,018
7,261
7,131
6,971
1,646
1,090
-125
-202
65
-36
581
176
-2
-158
3Q21
4Q21
1Q22
2Q22
3Q22
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.3%
1.3%
1.5%
1.7%
1.6%
1.0%
0.8%
0.6%
0.6%
0.8%
1.0%
0.8%
-0.1%
-0.1%
0.0%
0.0%
0.3%
0.1%
0.0%
-0.1%
3Q21
4Q21
1Q22
2Q22
3Q22
Total
Retail Banking - Brazil
Wholesale Banking - Brazil
Latin America ex-Brazil

Note: The NPL Creation for 3Q22 was calculated with the inclusion of the active loan portfolio of individuals in the amount of R$437 million sold to unrelated companies.

The NPL Creation ratio in the credit portfolio decreased for all segments compared to the previous period. In Latin America and in the Wholesale Business in Brazil, this decrease was due to the lower volume of NPL 90 ratio loans. The NPL Creation ratio for the Retail business segment in Brazil decreased, remaining in line with pre-pandemic levels.

² The credit portfolio for the previous quarter excluding financial guarantees provided and corporate securities.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
31.1
30.4
30.6
31.4
33.1
35.0
34.0
33.7
34.3
36.0
3.9
1.5
8.9
9.2
1.3
10.1
3.6
1.5
8.5
8.9
1.4
10.0
3.0
1.5
8.2
8.9
1.5
10.6
3.0
1.5
8.6
8.8
1.7
10.8
2.9
1.5
9.5
8.5
2.3
11.2
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

An increase of 4.8% in renegotiated loan operations was recorded for individuals, mainly in the credit card and debt composition portfolios. The coverage ratio (LLP/portfolio) increased due to the higher allowance for loan losses in the debt composition portfolio, while the NPL 90 was down in the quarter.


38.5%
37.8%
36.3%
36.0%
37.1%
22.7%
21.0%
19.4%
18.4%
16.6%
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Reprofiled Portfolio

Since the beginning of the COVID-19 crisis, we have sought to support our customers by providing complete and sustainable solutions. In mid -April 2020, we launched a more comprehensive support program called Travessia. Among other benefits, Travessia allowed a grace period of up to 120 days for repayments, and term extensions of up to six years for individuals, and a grace period of up to 180 days and term extensions of up to five years for micro, small and middle-market companies for the repayments of credit contracts without delay. In addition to new interest rate conditions.

Loan portfolio reprofiling for individuals, very small and small companies


R$ billions
53.5
35.3
24.1
21.5
10.8%
Sep-22 vs. Jun-22
67% collateralized
Sep-20
Sep-21
Jun-22
Sep-22

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Commissions and fees and result from insurance operations remained basically stable compared to the second quarter of 2022, driven by higher revenue from cards (as both issuer and acquirer) and insurance operations, which were offset by lower revenue from investment banking (due to lower volumes and operations in the capital markets) and asset management (due to performance fees being seasonal recognized in the previous quarter).
- Commissions and fees and result from insurance operations were up 8.8% in the first nine-month of 2022, compared to the same period of the previous year, driven by (i) cards: as issuer, due to higher credit transaction volume, partially offset by lower revenue from annual fees; as acquirer, due to higher revenue from flex products and higher transaction volume; and (ii) insurance operations, in connection with earned premiums.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Credit and Debit Cards	**3,937**	**3,649**	**7.9%**	**3,257**	**20.9%**	**11,010**	**9,206**	**19.6%**
Card Issuance	2,937	2,701	8.7%	2,570	14.3%	8,282	7,265	14.0%
Acquiring	1,000	948	5.5%	687	45.6%	2,728	1,941	40.6%
Current Account Services	**1,793**	**1,862**	**-3.7%**	**1,877**	**-4.5%**	**5,556**	**5,485**	**1.3%**
Asset Management	**1,409**	**1,598**	**-11.8%**	**1,531**	**-7.9%**	**4,352**	**4,283**	**1.6%**
Fund Management Fees	1,189	1,377	-13.7%	1,340	-11.3%	3,686	3,711	-0.7%
Consórcio Administration Fees	221	221	-0.1%	190	15.9%	666	571	16.5%
Advisory Services and Brokerage	**833**	**997**	**-16.5%**	**970**	**-14.2%**	**2,593**	**2,843**	**-8.8%**
Credit Operations and Guarantees Provided	**664**	**697**	**-4.7%**	**695**	**-4.4%**	**2,038**	**1,973**	**3.3%**
Collection Services	**485**	**487**	**-0.4%**	**510**	**-5.0%**	**1,457**	**1,488**	**-2.1%**
Other	**443**	**390**	**13.4%**	**388**	**14.2%**	**1,194**	**1,149**	**3.9%**
Latin America (ex-Brazil)	**846**	**819**	**3.3%**	**842**	**0.4%**	**2,481**	**2,448**	**1.3%**
Commissions and Fees	**10,410**	**10,499**	**-0.8%**	**10,070**	**3.4%**	**30,680**	**28,874**	**6.3%**
Result from Insurance Operations[1]	1,841	1,770	4.0%	1,499	22.8%	5,434	4,312	26.0%
Services and Insurance[2]	**12,250**	**12,269**	**-0.2%**	**11,569**	**5.9%**	**36,114**	**33,186**	**8.8%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses. (2) In 2021 does not consider XP Inc. result.

Credit and Debit Cards

Revenues from card-issuing activities were up 8.7% from 2Q22, due to higher transaction volume and changes in the mix of products, with greater relevance in credit cards. Comparing the first nine-month of 2022 with the same period of 2021, this 14.0% increase was mainly driven by higher transaction volume from credit cards, partially offset by lower revenue from annual fees.

Acquirer revenue was up 5.5% from the second quarter of 2022, and up 40.6% compared to the first nine-month of 2021, driven by higher transaction volume from credit and an increase in revenues from flex products.

Card Issuance Activities

Transaction Volume
3Q22

R$197.3 billion
▲ + 1.0% (vs. 2Q22)
▲ + 20.4% (vs. 3Q21)

credit
▲ + 2.1% (vs. 2Q22)
▲ + 25.6% (vs. 3Q21)

debit
▼ - 2.8% (vs. 2Q22)
▲ + 4.7% (vs. 3Q21)


R$ millions
38.2
31.1
41.6
33.5
41.2
34.1
163,892
41,015
122,877
195,356
44,167
151,188
197,270
42,929
154,341
3Q21
2Q22
3Q22
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

Transaction Volume
3Q22

R$183.9 billion
▲ + 2.9% (vs. 2Q22)
▲ + 13.7% (vs. 3Q21)

credit
▲ + 4.3% (vs. 2Q22)
▲ + 21.4% (vs. 3Q21)

debit
▲ + 0.1% (vs. 2Q22)
▲ + 1.1% (vs. 3Q21)


R$ millions
1,275
1,214
1,220
161,740
61,462
100,278
178,761
62,060
116,701
183,882
62,121
121,761
3Q21
2Q22
3Q22
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Current Account Services

Revenue from current account services was down 3.7% from the previous quarter, due to lower revenue from packages for individuals and companies, related to the bank's proactive agenda , wich was taken to increased exemptions and reductions in the amounts charged to costumers.

Revenues from current account services decreased 4.5% on a year-on-year basis, driven by lower revenue from packages for individuals and companies, partially offset by higher revenue from fees charged on PIX (the Central Bank of Brazil's instant payment system) since August 2021.

Asset Management

• **Fund Management**

Fund management fees were down 13.7% from 2Q22, driven by higher seasonal revenue from performance fees in the previous quarter. This decrease was partially offset by the effect of the number of business days in the third quarter and by higher volumes.
The 11.3% year-on-year decrease, driven by lower gains arising from performance fees, that have been recognized on cash basis from 2Q22. This effect was partially offset by higher volumes.

Managed Portfolio and Investment Funds


R$ billions
+7.8%
+5.2%
1,460
1,455
1,479
1,496
1,575
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

Note: Does not include Latin America (ex-Brazil).

• ***Consórcio* Administration Fees**

Revenue from *Consórcio* administration fees remained basically stable from the previous quarter.

Consórcio administration fees were up 16.5% compared to the first nine-month of 2021 due to increased production. This increase was partially offset by the new resolution introduced by the Central Bank of Brazil, setting up guidelines for the preparation of the financial statements of *Consórcio* administrators.

Loan Operations and Financial Guarantees Provided

Revenue decreased by 4.7% compared to the second quarter of 2022, as a result of lower gains from property valuations due to the new regulation. On the other hand, revenue from financial guarantees provided increased.

Comparing the first nine-month of 2022 with the same period of 2021, loan operations and financial guarantees provided increased 3.3% due to higher revenues from advances to individual deposit account holders (due to greater use) and guarantees provided, which were partially offset by lower revenue from asset valuation, driven by lower production and the new regulation.

Collection Services

Collection services were down 0.4% from the previous quarter, due to a drop in the average fee, which was partially offset by higher volumes.

There was a slight decrease compared to the same period of the previous year and the nine-month period of 2021, due to a drop in the average fee.

Advisory Services and Brokerage

Based on a comparison between 3Q22 and the 2Q22, and between 3Q22 and the same period of the previous year, and the first nine-month period of 2022 to the same period of 2021, revenue from economic advisory and brokerage services decreased due to lower volumes mainly related to equities.

Fixed Income: in local fixed income, we maintained the leading position in Anbima's ranking in 3Q22, totaling R$24.4 billion in originated volume (27% Market Share) and over R$17.5 billion in distributed volume (33% Market Share).

Equities: we entered into 5 transactions (including Block Trades) worth R$1.3 billion in South America in 3Q22, and were ranked first in Dealogic's ranking.

Mergers and Acquisitions: we provided financial advisory services on 11 transactions worth R$ 21 billion in Brazil in 3Q22, and were ranked first in Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The result from insurance, pension plan and premium bonds increased by 4.0% in the quarter. This growth was driven by a 4.6% increase in insurance earned premiums and the recognition of provisions for pension plans in the previous quarter, due to the liability adequacy testing.
- Compared to the first nine months of 2021, the 26.0% increase in the result from insurance, pension plan and premium bonds was due to higher earned premiums with the rise in sales in insurance activities. We also recorded higher net revenues from premium bonds and from managerial financial margin, as well as a lower level of retained claims.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Earned Premiums	1,486	1,421	4.6%	1,235	20.4%	4,236	3,533	19.9%
Revenues from Pension Plan	8	(82)	-	(13)	-	(89)	(110)	-19.2%
Revenues from Premium Bonds	146	143	1.6%	125	16.8%	416	310	33.9%
Managerial Financial Margin	(39)	(34)	13.8%	(84)	-53.7%	79	(48)	-
Commissions and Fees	544	621	-12.3%	547	-0.4%	1,672	1,582	5.7%
Earnings of Affiliates	111	44	155.4%	115	-3.0%	271	332	-18.3%
Revenues from Insurance, Pension Plan and Premium Bonds	2,256	2,112	6.8%	1,924	17.3%	6,585	5,599	17.6%
Retained Claims	(412)	(337)	22.3%	(417)	-1.3%	(1,138)	(1,271)	-10.4%
Insurance Selling Expenses	(3)	(5)	-36.3%	(7)	-53.4%	(13)	(16)	-14.9%
Result from Insurance, Pension Plan and Premium Bonds	1,841	1,770	4.0%	1,499	22.8%	5,434	4,312	26.0%
Recurring Managerial Result	724	713	1.6%	547	32.5%	2,213	1,629	35.9%

The increase in the result from insurance, pension plan and premium bonds in the quarter was driven by: **(i)** the increase in earned premiums in the credit life, life and personal accident insurance portfolios, due to higher sales; **(ii)** the recognition of a provision for pension plans based on the liability adequacy testing in the previous quarter; and **(iii)** higher earnings from affiliates. These effects were partially offset by na increase in retained claims, mainly driven by the growth in the insurance portfolio.

Compared to the first nine months of 2021, the 26.0% increase in the result from insurance, pension plan and premium bonds is driven by higher sales in insurance portfolios, mainly the life, personal accident, credit life and mortgage portfolios, as well as higher revenues from premium bonds. Managerial financial margin also increased, driven by higher remuneration on our assets, and retained claims decreased, as a result of the more limited impact of the COVID-19 pandemic in the period, which were partially offset by the increase in claims due to the larger insurance portfolio.

Earned Premiums Breakdown


R$ millions
1,235
7.1%
11.5%
5.2%
13.2%
15.9%
47.1%
1,347
6.7%
11.6%
8.6%
13.1%
15.2%
44.8%
1,329
6.7%
12.3%
5.3%
14.1%
15.6%
46.0%
1,421
6.5%
12.2%
4.8%
15.5%
15.1%
45.9%
1,486
6.7%
12.3%
4.0%
16.1%
14.7%
46.1%
3Q21
4Q21
1Q22
2Q22
3Q22
Life and Personal Accident
Credit Life
Mortgage
Protected Card
Familiar Protection
Other

Retained Claims Breakdown


R$ millions
33.8%
24.5%
29.3%
23.7%
27.7%
417
11.9%
9.3%
7.4%
9.5%
7.7%
54.2%
329
19.8%
3.9%
6.3%
10.3%
9.4%
50.3%
389
20.9%
3.5%
2.6%
9.9%
8.6%
54.5%
337
18.8%
7.0%
4.2%
12.6%
8.5%
48.9%
412
21.2%
4.0%
2.7%
11.4%
7.7%
53.0%
3Q21
4Q21
1Q22
2Q22
3Q22
Life and Personal Accident
Credit Life
Mortgage
Protected Card
Familiar Protection
Other
Insurance Claims/Earned Premiums

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	3Q22	3Q21	Δ
Earned Premiums	1,429	1,172	21.9%
Retained Claims	(333)	(370)	-9.8%
Selling Expenses	(6)	(6)	9.9%
Underwriting Margin	**1,090**	**797**	**36.7%**
Managerial Financial Margin	96	15	552.5%
Commissions and Fees	161	139	16.0%
Other Income and Expenses [2]	(758)	(567)	33.8%
Recurring Managerial Result	**589**	**384**	**53.3%**
Combined Ratio	53.0%	61.9%	-8.9 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Core insurance activities[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. Compared to the third quarter of 2021, the recurring managerial result increased by 53.3%. Earned premiums increased by 21.9%, mainly due to higher sales of life, personal accident, credit life and mortgage policies, and retained claims decreased by 9.8%, mainly in the mortgage and familiar protection insurance portfolios. Managerial financial margin increased, driven by the higher remuneration on insurance assets, and commissions and fees were up due to increased sales of third-party insurance policies. These associated effects improved the combined ratio by 890 basis points. Bancassurance insurance continues to evolve, contributing to the formation of a future portfolio and offering protection to customers.

Non-interest Expenses

Highlights

- Non-interest expenses increased by 4.7% compared to the previous quarter. Personnel expenses increased, driven by the effects of the negotiation of the collective wage agreement, including a 8.0% adjustment to wages beginning in September, and by higher profit sharing expenses. We also recorded higher expenses on advertising and provisions for labor claims.
- Compared to the first nine months of 2021, non-interest expenses grew by 6.9% in Brazil and by 5.9% in total, in spite of the 7.2% inflation rate (IPCA) in the period. Personnel expenses increased due to the effects of the negotiation of the collective wage agreement and the higher number of employees in the period. Administrative expenses were also higher. However, the efficiency ratio in the 12-month period was 41.6% and 39.4% in Brazil, both at their lowest historical levels.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Personnel Expenses	(5,809)	(5,305)	9.5%	(5,284)	9.9%	(16,432)	(15,203)	8.1%
Compensation, Charges, Social Benefits, Terminations and Training	(4,163)	(3,796)	9.7%	(3,814)	9.2%	(12,002)	(11,166)	7.5%
Management and Employees' Profit Sharing (1)	(1,646)	(1,509)	9.1%	(1,470)	12.0%	(4,430)	(4,037)	9.7%
Administrative Expenses	(4,507)	(4,475)	0.7%	(4,177)	7.9%	(13,057)	(12,051)	8.3%
Third-Party and Financial System Services, Security and Transportation	(1,657)	(1,671)	-0.8%	(1,595)	3.9%	(4,832)	(4,639)	4.2%
Data Processing and Telecommunications	(784)	(736)	6.5%	(813)	-3.6%	(2,216)	(2,449)	-9.5%
Facilities and Materials	(652)	(741)	-11.9%	(701)	-7.0%	(2,127)	(1,998)	6.5%
Depreciation and Amortization	(754)	(760)	-0.9%	(587)	28.4%	(2,256)	(1,938)	16.4%
Advertising, Promotions and Publications	(498)	(388)	28.1%	(398)	25.1%	(1,194)	(763)	56.4%
Other	(163)	(179)	-8.9%	(83)	95.6%	(432)	(264)	63.9%
Provision Expenses	(744)	(667)	11.5%	(371)	100.8%	(1,822)	(1,468)	24.1%
Provision for lawsuits civil, tax and social security obligations	(256)	(239)	7.0%	(223)	14.7%	(678)	(628)	7.9%
Provision for labor claims	(488)	(429)	14.0%	(148)	231.1%	(1,144)	(840)	36.3%
Operating Expenses	(708)	(856)	-17.3%	(983)	-28.0%	(2,481)	(2,873)	-13.7%
Selling - Credit Cards	(484)	(598)	-18.9%	(649)	-25.4%	(1,652)	(2,007)	-17.7%
Claims and Other	(223)	(258)	-13.5%	(333)	-33.0%	(829)	(866)	-4.2%
Other Tax Expenses (2)	(83)	(117)	-29.1%	(87)	-4.6%	(291)	(277)	5.0%
Total - Brazil	(11,851)	(11,419)	3.8%	(10,900)	8.7%	(34,083)	(31,872)	6.9%
Latin America (ex-Brazil) (3)	(2,088)	(1,891)	10.4%	(1,919)	8.8%	(5,969)	(5,953)	0.3%
Total	(13,939)	(13,310)	4.7%	(12,819)	8.7%	(40,052)	(37,825)	5.9%

(1) Includes variable compensation and stock option plans. (2) Does not include ISS, PIS and COFINS. (3) Does not consider overhead allocation.

Non-interest expenses were up in the quarter, driven by: **(i)** higher personnel expenses, as a result of the effects of the negotiation of the collective wage agreement, including an 8.0% adjustment to wages beginning in September, in addition to a bonus of R$ 1 thousand as a 14th food voucher, and of higher profit sharing expenses; **(ii)** higher expenses for marketing campaigns in the media; and **(iii)** higher expenses related to provisions for labor claims due to the higher volume of labor settlements in the period. In Latin America, non-interest expenses increased driven by higher personnel expenses in the period.

In the first nine months of 2022, non-interest expenses were up 6.9% in Brazil year-on-year, in spite of the 7.2% inflation rate for the period. This is directly connected with our strategic cost management. Personnel expenses increased as a result of the negotiation of the collective wage agreement and the higher number of employees in the period. Administrative expenses were also up due to higher expenses for third-party services, facilities and materials, marketing campaigns in the media, depreciation and amortization.

Number of Employees - in thousands


98.8
11.9
0.7
72.6
13.6
99.6
11.5
0.7
73.4
14.0
100.6
11.6
0.7
74.0
14.3
99.9
11.5
0.8
73.3
14.4
100.4
11.5
0.6
73.5
14.8
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company.

100.4 thousand
employees at the end of the 3Q22

▲ **+0.4%** (Sep-22 vs. Jun-22)
▲ **+1.6%** (Sep-22 vs. Sep-21)

We increased the number of investment advisors and, as part of our commitment to speeding up our digital transformation, we hired additional staff for the technology department, leading to a year-on-year increase in our workforce of 1.6%.

Efficiency Ratio

Efficiency Ratio:



44.0
43.0
41.8
40.8
41.1
42.1
40.7
39.6
38.7
38.9
45.6 43.6
44.0 42.0
43.3 41.1
42.4 40.2
41.6 39.4
3Q21
4Q21
1Q22
2Q22
3Q22
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: decrease of 400 basis points year-on-year. During the period, non-interest expenses were up 4.4%, whereas revenue increased by 14.0%.

Branches Efficiency Ratio in 3Q22

Brick and Mortar Branches	Digital Branches
71.6%	28.3%

Non-interest expenses in Brazil



3Q21
4Q21
1Q22
2Q22
3Q22
1.8%
-7.7%
-1.4%
-10.4%
3.8%
-6.8%
8.2%
-3.3%
8.7%
1.4%
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA)
Non-interest expenses growth year over year

Compared to the same period of last year, non-interest expenses in Brazil were up 8.7% in the third quarter of 2022. However, inflation for the same period was 7.2% (IPCA). Non-interest expenses recorded a real increase of 1.4%, adjusted for inflation, in the third quarter of 2022.

Change, highlighting investments

9M22 vs. 9M21

In R$ billions



(37.8)
6.0
(31.9)
Investments
(1.9)
(33.8)
Core: (0.3) | +0.9%
2.1
(2.4)
(34.1)
(6.0)
(40.1)
9M21
Latin America
9M21 Brazil
business and technology
Brazil with investments
efficiency program
transactional and other
9M22 Brazil
Latin America
9M22

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our own network in Brazil decreased by 8.2% year-on-year, driven by the closure of brick and mortar branches.



45,472
45,329
44,325
43,747
43,891
24,075
24,255
23,984
23,854
24,110
1,068
1,068
1,008
994
991
576
563
643
651
654
19,753
19,443
18,690
18,248
18,136
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The search for efficiency and higher demand for services through digital channels led to an annual decrease of 8.1% in the number of brick and mortar branches and an increase of 93.6% in digital branches in Brazil (related to the resizing of the service structure).



4,319
4,335
4,215
4,192
4,228
202
223
315
349
391
3,035
3,026
2,834
2,791
2,788
646
656
659
655
658
436
430
407
397
391
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Branches + CSBs (Latin America ex-Brazil)
CSBs - Brazil
Brick and Mortar Branches - Brazil (i)
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
101	287	259	2,640	538

(*) In September 2022. Does not include branches and CSBs in Latin America and Itaú BBA.

Balance Sheet

Highlights

- Total assets were up 5.6% in the quarter, mainly due to the R$92.1 billion increase in interbank investments. Loan operations increased by R$106.9 billion during the 12-month period, driven by the growth of payroll, credit card and mortgage loans. Also, the 23.3% increase in permanent assets was mainly driven by the effects of the acquisition of a 11.36% equity interest in XP Inc. in April 2022.
- In the quarter, deposits received under securities repurchase agreements increased by 23.4% and funds from acceptances and the issue of securities were up 13.9% (mainly in funds from financial and agribusiness bills, which increased by 32.4% and 24.7%, respectively). In the 12-month period, funds from acceptances and the issue of securities increased by 76.4%. The decrease in minority Interest in subsidiaries was due to the rise in the equity interest in Itaú Chile to 65.62% in July 2022.

Assets (In R$ millions, end of period)	3Q22	2Q22	Δ	3Q21	Δ
Current and Long-term Assets	**2,386,710**	**2,258,532**	**5.7%**	**2,125,454**	**12.3%**
Cash	35,402	33,839	4.6%	42,222	-16.2%
Interbank Investments	316,179	224,053	41.1%	241,985	30.7%
Securities	690,044	695,264	-0.8%	661,803	4.3%
Derivative Financial Instruments	77,785	78,478	-0.9%	77,652	0.2%
Interbank and Interbranch Accounts	187,034	181,976	2.8%	152,791	22.4%
Loan, Lease and Other Loan Operations	832,534	813,701	2.3%	725,667	14.7%
Other Assets	247,732	231,221	7.1%	223,334	10.9%
Permanent Assets	**36,268**	**35,944**	**0.9%**	**29,425**	**23.3%**
Total Assets	2,422,978	2,294,476	5.6%	2,154,879	12.4%

Liabilities (In R$ millions, end of period)	3Q22	2Q22	Δ	3Q21	Δ
Current and Long-Term Liabilities	**2,257,391**	**2,133,802**	**5.8%**	**2,004,726**	**12.6%**
Deposits	843,974	828,693	1.8%	818,734	3.1%
Deposits Received under Securities Repurchase Agreements	323,994	262,566	23.4%	281,805	15.0%
Funds from Acceptances and the Issue of Securities	233,977	205,431	13.9%	132,616	76.4%
Interbank and Interbranch Accounts	96,627	95,204	1.5%	73,820	30.9%
Borrowing and Onlending	125,158	120,012	4.3%	93,309	34.1%
Derivative Financial Instruments	73,054	75,087	-2.7%	70,767	3.2%
Provisions	16,586	16,906	-1.9%	16,745	-0.9%
Allowance for Financial Guarantees Provided and Loan Commitments	5,697	5,993	-4.9%	4,621	23.3%
Technical Provisions for Insurance	231,740	224,405	3.3%	218,544	6.0%
Other Liabilities	306,584	299,505	2.4%	293,765	4.4%
Minority Interest in Subsidiaries	**8,412**	**10,035**	**-16.2%**	**10,805**	**-22.1%**
Stockholders' Equity	**157,175**	**150,639**	**4.3%**	**139,348**	**12.8%**
Total Liabilities and Equity	2,422,978	2,294,476	5.6%	2,154,879	12.4%

Assets and liabilities denominated in foreign currencies

We have a foreign exchange risk management policy covering our asset and liability positions, primarily intended to mitigate the impacts of fluctuations in foreign exchange rates on the consolidated results.

Brazilian tax legislation states that gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, subject to their nature, along with foreign exchange variations on the hedged portions of foreign investments which, according to the new rules set forth by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022.

In R$ millions, end of period	3Q22	2Q22	Δ
Investments Abroad	73,552	69,096	6.4%
Net Foreign Exchange Position (Except Investments Abroad)	(43,073)	(38,459)	12.0%
Total	**30,479**	**30,637**	**-0.5%**
Total in US$	**5,637**	**5,849**	**-3.6%**

The investments abroad with risk coverage had their hedges 100% adjusted in 2022, as established in Law No. 14,031 of July 28, 2020. Additionally, we created structural positions in foreign currencies, with the objective of neutralizing the adverse effects of the foreign-exchange variation that affects the capital requirement of the assets on our balance sheet in these currencies and the capital that supports them. The increase in foreign investments is driven by the foreign exchange variation during the period.

Credit Portfolio

Highlights

- The individual loan portfolio was up 3.4% in the quarter and 27.0% in the 12-month period, mainly driven by increases of: (i) 6.8% in personal loans; (ii) 5.7% in mortgage loans; and (iii) 2.3% in payroll loans. In the 12-month period, highlights included the rises of: (i) 36.3% in personal loans; (ii) 32.7% in credit card loans, due to the greater use of the product; and (ii) 27.4% in mortgage loans, a market in which we are particularly active and have launched new functionalities to serve our clients better, such as the Pula-Parcela (skip payment mortgage) and Fique em Dia (stay in the black) schemes, even against a backdrop of rises in the basic interest rate.
- The companies loan portfolio was up 1.9% in the quarter and 13.8% in the 12-month period. Year-on-year, significant increases were recorded in (i) mortgage loans; (ii) export and import financing; and (iii) rural loans, as a result of the increase in the commercial structure.

Credit Portfolio by Product

In R$ billion, end of period	3Q22	2Q22	Δ	3Q21	Δ
Individuals - Brazil (1)	**384.7**	**372.1**	**3.4%**	**302.8**	**27.0%**
Credit Card Loans	128.8	126.3	1.9%	97.0	32.7%
Personal Loans	51.0	47.7	6.8%	37.4	36.3%
Payroll Loans (2)	72.2	70.6	2.3%	61.2	18.0%
Vehicle Loans	31.8	32.0	-0.6%	28.1	13.1%
Mortgage Loans	100.7	95.3	5.7%	79.1	27.4%
Rural Loans	0.1	0.2	-13.0%	0.0	188.8%
Companies - Brazil (1)	**301.0**	**295.4**	**1.9%**	**264.6**	**13.8%**
Working Capital (3)	174.0	173.6	0.2%	168.8	3.1%
BNDES/Onlending	8.6	7.9	9.6%	7.4	16.9%
Export/Import Financing	78.6	74.4	5.6%	55.7	41.0%
Vehicle Loans	19.2	18.8	2.2%	17.0	12.7%
Mortgage Loans	7.1	6.6	7.1%	4.6	54.7%
Rural Loans	13.5	14.1	-4.3%	11.0	22.7%
Latin America (4)	**194.7**	**191.6**	**1.6%**	**200.2**	**-2.7%**
Total without Financial Guarantees Provided	**880.3**	**859.1**	**2.5%**	**767.5**	**14.7%**
Financial Guarantees Provided	89.3	88.3	1.1%	77.1	15.8%
Total with Financial Guarantees Provided	**969.6**	**947.4**	**2.3%**	**844.6**	**14.8%**
Corporate Securities (5)	141.5	136.8	3.4%	117.7	20.2%
Total Risk	**1,111.0**	**1,084.1**	**2.5%**	**962.3**	**15.4%**

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of September 30, 2022

Only 12.1% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	6.2	0.6%	0.3%
10 Largest debtors	34.4	3.5%	1.4%
20 Largest debtors	51.2	5.3%	2.1%
50 Largest debtors	84.3	8.7%	3.5%
100 Largest debtors	117.2	12.1%	4.8%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
768
859
880
31.4%
32.8%
34.0%
7.6%
5.6%
6.1%
8.2%
7.7%
7.8%
8.1%
9.0%
7.0%
11.6%
9.6%
10.9%
33.0%
35.4%
34.1%
3Q21
2Q22
3Q22

Corporate Credit Portfolio with Financial Guarantees by Business Sector

Δ	In R$ billions, end of period	3Q22	2Q22
▲ 3.7%	**Public Sector**	**6.6**	**6.4**
▲ 1.5%	**Private Sector**	**486.6**	**479.5**
▲ 3.7%	Real Estate	34.7	33.5
▲ 3.1%	Transportation	34.3	33.2
▼ -0.7%	Agribusiness and fertilizers	27.9	28.1
▼ -4.8%	Food and beverages	27.1	28.5
▲ 0.5%	Banks and financial institutions	26.0	25.9
▲ 5.7%	Energy and water treatment	22.9	21.6
▲ 5.8%	Vehicles and auto parts	21.1	19.9
▲ 0.7%	Petrochemicals and chemicals	14.0	13.8
▲ 4.0%	Pharmaceuticals and cosmetics	12.6	12.1
▼ -3.4%	Steel and metallurgy	11.9	12.3
▲ 8.6%	Infrastructure work	11.8	10.8
▲ 19.0%	Telecommunications	11.7	9.8
▼ -0.7%	Electronics and IT	10.8	10.9
▲ 1.2%	Oil and gas	9.8	9.7
▲ 1.8%	Construction materials	8.8	8.6
▲ 1.7%	Capital assets	8.7	8.5
▲ 0.3%	Entertainment and tourism	8.3	8.3
▲ 2.3%	Wood & Furniture	7.4	7.3
▼ -3.6%	Mining	7.4	7.7
▲ 2.9%	Services - Other	50.3	48.8
▲ 1.5%	Commerce - Other	34.1	33.6
▲ 3.5%	Industry - Other	14.4	13.9
▼ -2.4%	Other	70.8	72.5
▲ 1.5%	**Total**	**493.2**	**485.9**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Sep-22	33.5%	18.8%	26.2%	13.3%	8.3%
Sep-21	32.0%	20.2%	26.1%	12.4%	9.3%

Loan Portfolio Mix - Companies

	Corporate	Very small, small and middle market
Sep-22	46.9%	53.1%
Sep-21	47.5%	52.5%

Payroll loans

R$72.2 bn as of September 30, 2022

▲ + 2.3% (vs. Jun-22) ▲ + 18.0% (vs. Sep-21)

The payroll loan portfolio for the public sector was up 8.0% compared to the end of June 2022, mainly driven by the granting of credit to civil servants in the states of Minas Gerais and Rio de Janeiro, the latter related to the agreement carried out with the City Hall of Rio de Janeiro from July/22.

Portfolio by origination (%)
3rd Quarter of 2022


47%
53%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
3rd Quarter of 2022


9.5
9.4
53.2
INSS
Private sector
Public sector

Mortgage loans[2]

R$107.8 bn as of September 30, 2022

▲ + 5.8% (vs. Jun-22) ▲ + 28.9% (vs. Sep-21)

93.4% of the mortgage portfolio is individuals

99.8% guaranteed by fiduciary alienation

Originations
3rd Quarter of 2022

R$10.8 bn

▼ - 24.9% (vs. 3Q21)

77.0% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average)	Portfolio
53.5%	46.6%

Corporate loans

R$141.2 bn as of September 30, 2022

▼ - 1.0% (vs. Jun-22) ▲ + 12.4% (vs. Sep-21)

In the third quarter of 2022, credit origination[3] for corporate loans decreased by 20.3% compared to the previous quarter. On a year-on-year basis, credit origination increased by 9.5%, mainly driven by the growth in agribusiness and the large segment (companies with revenues of R$500 million to R$4 billion).

Credit cards

R$128.8 bn as of September 30, 2022

▲ + 1.9% (vs. Jun-22) ▲ + 32.7% (vs. Sep-21)


6.7%
8.5%
84.8%
9.8%
9.3%
80.9%
11.0%
9.1%
79.9%
Sep-21
Jun-22
Sep-22

- Revolving credit + overdue loans[1]
- Installments with interest
- Transactors[2]

(1) Includes NPL more than one day overdue;
(2) Includes installments without interest.

Vehicle loans (individuals)

R$31.8 bn as of September 30, 2022

▼ - 0.6% (vs. Jun-22) ▲ + 13.1% (vs. Sep-21)

Originations
3rd Quarter of 2022

R$4.0 bn

▼ - 34.5% (vs. 3Q21)

Average Term	% Average Down Payment	Average Ticket
45 months	44%	R$47.4 thousand

Loan-to-value

Vintage (quarterly average)	Portfolio
54.6%	59.3%

Very small, small and middle market

R$159.9 bn as of September 30, 2022

▲ + 4.6% (vs. Jun-22) ▲ + 15.1% (vs. Sep-21)

In the third quarter of 2022, credit origination[3] for very small, small and middle-market companies increased by 15.4% compared to the previous quarter and increased 14.2% year-on-year, especially for middle-market companies, which posted higher revenues in the segment.

(1) Without financial guarantees provided. (2) Includes individuals and Companies. (3) Average origination per working day in the quarter.

Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 4.3% in the quarter. In the last 12 months, growth was 13.2%, driven by: (i) funds from bills, up 131.0%, mainly from real estate and agribusiness bills; (ii) time deposits, up 9.8% as a result of the commercial strategy for this product in the retail business segment. Demand deposits mainly decreased at our foreign units.
- Assets under management and administration grew by 4.3% in the quarter. In the last 12 months, funding increased by 7.6%, due to a 9.1% rise in own products, mainly driven by higher term deposits and funds from bills.

In R$ millions, end of period	3Q22	2Q22	Δ	3Q21	Δ
Funding from Clients (A)	**1,004,829**	**963,667**	**4.3%**	**887,784**	**13.2%**
Demand Deposits	127,514	141,055	-9.6%	147,389	-13.5%
Savings Deposits	181,826	184,896	-1.7%	187,562	-3.1%
Time Deposits	527,228	496,565	6.2%	479,987	9.8%
Own Debentures (Linked to Repurchase Agreements)	10	10	-	21	-52.4%
Funds from Bills[1] and Structured Operations Certificates	168,252	141,142	19.2%	72,825	131.0%
Other Funding (B)	**211,358**	**215,150**	**-1.8%**	**193,422**	**9.3%**
Onlending	10,893	10,264	6.1%	10,608	2.7%
Borrowing	114,266	109,748	4.1%	82,701	38.2%
Securities Obligations Abroad	65,725	64,289	2.2%	59,792	9.9%
Other[2]	20,475	30,848	-33.6%	40,321	-49.2%
Portfolio Managed and Investment Funds (C)	**1,610,267**	**1,530,744**	**5.2%**	**1,497,092**	**7.6%**
Total (A) +(B) + (C)	**2,826,454**	**2,709,562**	**4.3%**	**2,578,298**	**9.6%**
Own Products	1,897,361	1,837,031	3.3%	1,739,837	9.1%
Open Platform	319,773	300,102	6.6%	337,931	-5.4%
Assets under Management	2,217,135	2,137,133	3.7%	2,077,768	6.7%
Fiduciary Management and Custody[3]	461,203	430,275	7.2%	410,510	12.3%
Assets under Management and Administration	2,678,338	2,567,409	4.3%	2,488,278	7.6%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 83.6% in the third quarter of 2022.


82.3%
84.7%
85.2%
83.7%
83.6%
71.0%
73.0%
73.4%
72.9%
72.4%
In R$ Billions
1,081
933
768
1,121
967
819
1,111
957
815
1,179
1,027
859
1,216
1,053
880
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On September 30, 2022, our Tier I Capital ratio reached 13.2%, consisting of 11.7% Common Equity Tier I and of 1.6% Additional Tier I.


12.6%
1.5%
11.1%
Tier I Jun-22
0.6%
Net Income in the quarter, dividends and Interest on Own Capital
-0.2%
Risk-Weighted Assets¹
0.1%
Prudential and Equity Adjustments
13.2%
1.6%
11.7%
Tier I Sep-22
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation for the period.

Capital Ratios

Main changes in the quarter:

Referential Equity: increase of 6.7% driven by the net income for the period, prudential and equity adjustments, and the issuance of additional capital.

RWA: increase of R$23,542 million. The higher volume of credit risk-weighted assets was mainly due to higher credit risk (RWA_{CPAD}).

BIS ratio: increase of 0.6 p.p. from June 2022, driven by the net income for the period, prudential and equity adjustments, and the issuance of additional capital, partially offset by the higher volume of credit risk-weighted assets. In September 2022, our BIS ratio was 3.2 p.p. above the minimum required with capital buffers (11.5%).

In R$ million, end of period	3Q22	2Q22
Common Equity Tier I	142,780	133,651
Tier I (Common Equity + Additional Capital)	161,872	151,245
Referential Equity (Tier I and Tier II)	180,304	168,956
Total Risk-weighted Assets (RWA)	1,225,170	1,201,628
Credit Risk-weighted Assets (RWA_{CPAD})	1,104,482	1,085,024
Operational Risk-weighted Assets (RWA_{OPAD})	96,590	93,399
Market Risk-weighted Assets (RWA_{MINT})	24,098	23,205
Common Equity Tier I Ratio	11.7%	11.1%
Tier I Capital Ratio	13.2%	12.6%
BIS Ratio (Referential Equity / Total Risk-weighted Assets)	14.7%	14.1%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 158.2%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Sep-22	Jun-22
HQLA	313,037	279,847
Potential Cash Outflows	197,914	192,124
LCR (%)	158.2%	145.7%

Net Stable Funding Ratio (NSFR)

The NSFR was 122.6% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Sep-22	Jun-22
Available Stable Funding	1,104,940	1,070,719
Required Stable Funding	901,048	894,427
NSFR (%)	122.6%	119.7%

For 2022, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR*[1]

This is one of the main market risk indicators and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	3Q22	2Q22
VaR by Risk Factor		
Interest Rates	1,222	983
Currency	18	25
Shares on the Stock Exchange	25	32
Commodities	3	2
Diversification Effects	(610)	(318)
Total VaR	658	724
Maximum VaR in the quarter	751	752
Average VaR in the quarter	633	659
Minimum VaR in the quarter	535	494

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, insurance, pension plan and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies.

Highlights

- The recurring managerial result was up 2.6% from the previous quarter, due to the higher average credit volume, greater number of calendar days and the effects of the mix of products. Additionally, commissions and fees increased as a result of higher revenues from cards, both as issuer and acquirer. These impacts were partially offset by the increase in cost of credit, due to the higher origination in consumer credit and unsecured credit products and higher non-interest expenses, mainly due to the effects of the negotiation of the collective bargaining agreement.
- The recurring managerial result was up 15.6% on a year-on-year basis, due to (i) the increase in financial margin driven by the higher average credit volume and the effect of the mix of products; (ii) the increase in revenues from insurance operations, driven by higher earned premiums; and (iii) the increase in commissions and fees due to gains from cards, both as issuer and acquirer.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ
Operating Revenues	**23,320**	**22,387**	**4.2%**	**19,033**	**22.5%**
Managerial Financial Margin	14,339	13,499	6.2%	10,779	33.0%
Commissions and Fees	6,778	6,695	1.2%	6,428	5.4%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,203	2,193	0.5%	1,825	20.7%
Cost of Credit	**(7,942)**	**(7,479)**	**6.2%**	**(4,646)**	**70.9%**
Retained Claims	**(410)**	**(332)**	**23.5%**	**(417)**	**-1.5%**
Other Operating Expenses	**(11,063)**	**(10,803)**	**2.4%**	**(10,148)**	**9.0%**
Income before Tax and Minority Interests	3,905	3,772	3.5%	3,822	2.2%
Income Tax and Social Contribution	**(1,184)**	**(1,111)**	**6.6%**	**(1,391)**	**-14.9%**
Minority Interests in Subsidiaries	**18**	**8**	**140.4%**	**(61)**	**-**
Recurring Managerial Result	2,739	2,669	2.6%	2,369	15.6%
Recurring Return on Average Allocated Capital	16.4%	16.5%	-0.1 p.p.	18.7%	-2.3 p.p.
Efficiency Ratio (ER)	44.5%	45.1%	-0.6 p.p.	51.1%	-6.6 p.p.

Loan Portfolio (R$ billion)



+ 23.7%
+ 3.7%
375.0
406.3
420.3
447.4
463.7
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

Digital Transformation in Retail Banking

Online account opening flow
Individuals accounts (in thousands)



512
882
864
3Q20
3Q21
3Q22

Share of Transactions
through digital channels*

	3Q22	3Q21
Credit	36%	38%
Investments	47%	51%
Payments	87%	86%

* Note: Share of digital channels in the total volume (R$) of individuals transactions in the Retail Business segment.

Results by **Business Segment**

Wholesale Business

The Wholesale Business is comprised of: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) Itaú Asset Management, a specialized asset manager; and iv) the products and services offered to high-net-worth clients (Private Banking), middle market companies and institutional clients.

Highlights

- The recurring managerial result was up 1.1% from the previous quarter, as a result of the financial margin, driven by the higher average credit volume, in addition to the higher liabilities' margin. This impact was partially offset by lower commissions and fees, as a result of lower gains from investment banking and asset management.
- The recurring managerial result was up 74.7% on a year-on-year basis. This increase was due to the higher financial margin, as a result of the higher average credit volume, the decrease in the cost of credit and the higher liabilitie's margin. Additionally, there was a lower provision, as a result of the improved rating of some clients in this segment.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ
Operating Revenues	**12,737**	**12,389**	**2.8%**	**9,568**	**33.1%**
Managerial Financial Margin	9,110	8,558	6.5%	5,878	55.0%
Commissions and Fees	3,593	3,763	-4.5%	3,613	-0.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	34	68	-49.7%	77	-55.6%
Cost of Credit	**(49)**	**(56)**	**-11.7%**	**(586)**	**-91.6%**
Retained Claims	**(2)**	**(5)**	**-63.5%**	**(1)**	**154.7%**
Other Operating Expenses	**(5,027)**	**(4,696)**	**7.0%**	**(4,401)**	**14.2%**
Income before Tax and Minority Interests	7,659	7,632	0.3%	4,581	67.2%
Income Tax and Social Contribution	**(2,704)**	**(2,627)**	**2.9%**	**(1,697)**	**59.3%**
Minority Interests in Subsidiaries	**(163)**	**(264)**	**-38.4%**	**(141)**	**15.5%**
Recurring Managerial Result	4,793	4,741	1.1%	2,743	74.7%
Recurring Managerial Return on Average Allocated Capital	32.3%	31.6%	0.7 p.p.	19.7%	12.6 p.p.
Efficiency Ratio (ER)	36.3%	34.4%	1.9 p.p.	42.7%	-6.4 p.p.

Loan Portfolio (R$ billion)



+ 1.2%
+ 6.1%
392.5
412.8
395.1
411.7
416.5
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	3Q22	2Q22	Δ	3Q21	Δ
Operating Revenues	**510**	**474**	**7.7%**	**2,907**	**-82.5%**
Managerial Financial Margin	453	582	-22.2%	2,857	-84.1%
Commissions and Fees	39	40	-2.9%	28	36.2%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	19	(148)	-	22	-13.8%
Other Operating Expenses	**(50)**	**(67)**	**-25.6%**	**(258)**	**-80.8%**
Income before Tax and Minority Interests	460	407	13.2%	2,649	-82.6%
Income Tax and Social Contribution	**144**	**(72)**	**-299.9%**	**(915)**	**-115.7%**
Minority Interests in Subsidiaries	**(57)**	**(67)**	**-14.4%**	**(68)**	**-15.9%**
Recurring Managerial Result	547	268	103.9%	1,667	-67.2%
Recurring Return on Average Allocated Capital	7.9%	4.7%	3.2 p.p.	21.3%	-13.4 p.p.
Efficiency Ratio (ER)	13.2%	9.6%	3.6 p.p.	4.0%	9.2 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad excluding Latin America, and our operations in Latin America excluding Brazil. Our operations in Brazil[1] represent 92.0% of the recurring managerial result for the quarter. In our operations in Latin America, we achieved a ROE of 16.2%.

Brazil[1] (In R$ million, end of period)	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Operating Revenues	**32,717**	**31,573**	**3.6%**	**28,065**	**16.6%**	**93,618**	**80,640**	**16.1%**
Managerial Financial Margin	20,910	19,791	5.7%	16,922	23.6%	58,866	48,629	21.1%
Financial margin with clients	20,636	19,555	5.5%	15,609	32.2%	57,823	44,337	30.4%
Financial margin with the Market	274	236	15.7%	1,313	-79.2%	1,042	4,292	-75.7%
Commissions and Fees	9,564	9,680	-1.2%	9,228	3.6%	28,199	26,426	6.7%
Revenues from Insurance[2]	2,243	2,102	6.7%	1,915	17.1%	6,552	5,585	17.3%
Cost of Credit	**(7,399)**	**(7,018)**	**5.4%**	**(4,656)**	**58.9%**	**(21,137)**	**(12,749)**	**65.8%**
Provision for Loan Losses	(7,596)	(7,221)	5.2%	(4,875)	55.8%	(21,483)	(13,254)	62.1%
Impairment	158	202	-21.8%	21	651.5%	333	61	447.6%
Discounts Granted	(839)	(602)	39.4%	(536)	56.6%	(1,982)	(1,467)	35.1%
Recovery of Loan Loans Written Off as Losses	878	603	45.6%	733	19.9%	1,995	1,912	4.3%
Retained Claims	**(411)**	**(337)**	**22.2%**	**(418)**	**-1.6%**	**(1,136)**	**(1,271)**	**-10.6%**
Other Operating Expenses	**(13,856)**	**(13,431)**	**3.2%**	**(12,788)**	**8.4%**	**(39,883)**	**(37,212)**	**7.2%**
Non-interest expenses	(11,744)	(11,240)	4.5%	(10,826)	8.5%	(33,690)	(31,685)	6.3%
Tax Expenses and Other[3]	(2,112)	(2,191)	-3.6%	(1,961)	7.7%	(6,194)	(5,528)	12.1%
Income before Tax and Minority Interests	**11,051**	**10,787**	**2.4%**	**10,203**	**8.3%**	**31,461**	**29,408**	**7.0%**
Income Tax and Social Contribution	**(3,618)**	**(3,680)**	**-1.7%**	**(3,684)**	**-1.8%**	**(10,212)**	**(11,088)**	**-7.9%**
Minority Interests in Subsidiaries	**2**	**(10)**	**-120.8%**	**(74)**	**-102.9%**	**(58)**	**(320)**	**-82.0%**
Result from XP Inc's oper at ions	**-**	**-**	**-**	**-**	**-**	**-**	**448**	**-100.0%**
Recurring Managerial Result	**7,435**	**7,097**	**4.8%**	**6,445**	**15.4%**	**21,191**	**18,448**	**14.9%**
Share	**92.0%**	**92.4%**	**-0.4 p.p.**	**95.1%**	**-3.0 p.p.**	**91.7%**	**93.6%**	**-1.9 p.p.**
Return on Average Equity - Annualized[4]	**21.6%**	**21.6%**	**0.0 p.p.**	**20.5%**	**1.0 p.p.**	**21.3%**	**19.6%**	**1.8 p.p.**

Latin America (In R$ million, end of period)	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
Operating Revenues	3,850	3,676	4.7%	3,444	11.8%	**11,234**	**10,774**	4.3%
Managerial Financial Margin	2,991	2,847	5.1%	2,593	15.4%	8,720	8,312	4.9%
Financial margin with clients	2,749	2,434	13.0%	1,977	39.0%	7,590	6,224	21.9%
Financial margin with the Market	242	414	-41.4%	615	-60.6%	1,131	2,088	-45.8%
Commissions and Fees	846	819	3.3%	842	0.4%	2,481	2,448	1.3%
Revenues from Insurance[2]	13	11	21.4%	8	52.4%	33	14	136.4%
Cost of Credit	**(593)**	**(517)**	**14.6%**	**(576)**	**3.0%**	**(1,357)**	**(1,286)**	**5.5%**
Provision for Loan Losses	(679)	(593)	14.5%	(652)	4.2%	(1,604)	(1,541)	4.1%
Discounts Granted	(28)	(38)	-26.3%	(48)	-41.7%	(80)	(108)	-25.8%
Recovery of Loan Loans Written Off as Losses	114	113	0.5%	124	-7.8%	327	363	-9.8%
Retained Claims	**(1)**	**(0)**	**82.3%**	**1**	**-68.7%**	**(2)**	**1**	**-68.7%**
Other Operating Expenses	**(2,283)**	**(2,134)**	**6.9%**	**(2,020)**	**13.0%**	**(6,610)**	**(6,269)**	**5.4%**
Non-interest expenses	(2,195)	(2,070)	6.0%	(1,993)	10.1%	(6,362)	(6,141)	3.6%
Tax Expenses and Other[3]	(88)	(64)	35.8%	(27)	228.0%	(248)	(128)	93.9%
Income before Tax and Minority Interests	**974**	**1,024**	**-4.9%**	**849**	**14.7%**	**3,264**	**3,219**	**1.4%**
Income Tax and Social Contribution	**(127)**	**(130)**	**-2.4%**	**(318)**	**-60.2%**	**(521)**	**(980)**	**-46.8%**
Minority Interests in Subsidiaries	**(204)**	**(313)**	**-34.9%**	**(196)**	**3.9%**	**(817)**	**(968)**	**-15.6%**
Recurring Managerial Result	643	581	10.6%	334	92.4%	**1,926**	1,272	51.5%
Share	**8.0%**	**7.6%**	**0.4 p.p.**	**4.9%**	**3.0 p.p.**	**8.3%**	**6.4%**	**1.9 p.p.**
Return on Average Equity - Annualized	**16.2%**	**14.5%**	**1.7 p.p.**	**11.1%**	**5.1 p.p.**	**15.3%**	**13.7%**	**1.6 p.p.**

Main foreign exchange variations compared to the Brazilian Real (BRL)

BRL vs. U.S. Dollar
+ 3.2% (Sep/22 vs. Jun/22)
- 0.6% (Sep/22 vs. Sep/21)


R$ 5.439
R$ 5.238
R$ 5.407
Sep/21
Jun/22
Sep/22

Colombian Peso vs. BRL
+ 7.4% (Sep/22 vs. Jun/22)
+ 21.4% (Sep/22 vs. Sep/21)


700.77
792.39
851.06
Sep/21
Jun/22
Sep/22

Uruguayan Peso vs. BRL
+ 2.1% (Sep/22 vs. Jun/22)
- 2.4% (Sep/22 vs. Sep/21)


7.88
7.54
7.69
Sep/21
Jun/22
Sep/22

Argentine Peso vs. BRL
+ 14.0% (Sep/22 vs. Jun/22)
+ 50.1% (Sep/22 vs. Sep/21)


18.15
23.91
27.25
Sep/21
Jun/22
Sep/22

Chilean Peso vs. BRL
+ 0.7% (Sep/22 vs. Jun/22)
+ 20.1% (Sep/22 vs. Sep/21)


148.65
177.18
178.51
Sep/21
Jun/22
Sep/22

Paraguayan Guarani vs. BRL
+ 0.4% (Sep/22 vs. Jun/22)
+ 3.3% (Sep/22 vs. Sep/21)


1,268
1,305
1,310
Sep/21
Jun/22
Sep/22

(1) Includes units abroad ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. The bases for the calculation of returns were adjusted by the amounts of dividends proposed after the balance sheet closing date and not yet approved at Shareholders' or Board Meetings. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

① Corporate & Investment
② Asset Management
③ Private Banking
④ Retail



France
England
Germany
Spain
Switzerland
Portugal
USA
Mexico
Cayman
Bahamas
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina

* Represents the totality of our operations abroad.

Countries	Uruguay [1]	Chile	Argentina	Paraguay	Colombia [2]	Latin America [3]	Other countries	Total
Employees	1,095	5,351	1,497	1,137	2,442	11,552	560	100,361
Branches & CSBs	22	177	76	38	78	391	-	4,228
ATMs	68	358	155	308	102	991	-	43,891

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 29 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil (Argentina, Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 3Q22	Itaú Chile 2Q22	Itaú Chile Δ	Itaú Argentina 3Q22	Itaú Argentina 2Q22	Itaú Argentina Δ	Itaú Paraguay 3Q22	Itaú Paraguay 2Q22	Itaú Paraguay Δ	Itaú Uruguay 3Q22	Itaú Uruguay 2Q22	Itaú Uruguay Δ
Operating Revenues	**2,163**	**2,094**	**3%**	**603**	**425**	**42%**	**357**	**373**	**-4%**	**740**	**690**	**7%**
Managerial Financial Margin	1,820	1,755	4%	496	331	50%	255	271	-6%	449	407	10%
Financial Margin with Clients	1,694	1,607	5%	373	242	54%	217	187	16%	392	289	35%
Financial Margin with the Market	126	148	-15%	123	89	39%	37	84	-56%	56	118	-52%
Commissions and Fees	343	339	1%	107	95	13%	89	91	-2%	291	282	3%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	0	0	-	13	11	15%	-	-	-
Cost of Credit	**(547)**	**(442)**	**24%**	**(17)**	**(6)**	**201%**	**(40)**	**(28)**	**44%**	**(73)**	**(64)**	**14%**
Provision for Loan Losses	(659)	(539)	22%	(13)	6	-321%	(42)	(34)	24%	(46)	(46)	1%
Discounts Granted	8	(2)	-463%	(5)	(14)	-	-	-	-	(30)	(21)	44%
Recovery of Loans Written Off as Losses	103	99	5%	1	2	-69%	2	6	-66%	3	2	56%
Retained Claims	-	-	-	-	-	-	**(1)**	**(0)**	-	-	-	-
Other Operating Expenses	**(1,177)**	**(1,097)**	**7%**	**(365)**	**(295)**	**24%**	**(167)**	**(156)**	**8%**	**(446)**	**(397)**	**12%**
Non-Interest Expenses	(1,171)	(1,091)	7%	(290)	(245)	18%	(166)	(156)	7%	(445)	(396)	12%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(6)	(6)	1%	(75)	(50)	50%	(1)	0	-622%	(1)	(1)	-3%
Income before Tax and Minority Interests	**439**	**556**	**-21%**	**221**	**125**	**78%**	**148**	**190**	**-22%**	**222**	**228**	**-3%**
Income Tax and Social Contribution	**22**	**(19)**	**-214%**	**(87)**	**(44)**	**97%**	**(40)**	**(54)**	**-25%**	**(60)**	**(65)**	**-7%**
Minority Interests in Subsidiaries [1]	**(203)**	**(304)**	**-33%**	-	-	-	-	-	-	-	-	-
Recurring Net Income	258	233	11%	134	80	67%	108	136	-20%	161	164	-1%
Return on Average Equity - Annualized	11.2%	10.2%	1.0 p.p.	39.9%	25.6%	14.3 p.p.	24.7%	30.7%	-6.0 p.p.	26.3%	27.5%	-1.2 p.p.
Efficiency Ratio	54.3%	52.2%	2.0 p.p.	54.9%	65.3%	-10.4 p.p.	46.9%	41.8%	5.1 p.p.	60.2%	57.5%	2.7 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher margin with clients due to foreign exchange products, a rise in interest rates and a higher loan volume.
- Higher cost of credit, as a result of provisions for wholesale and retail business segments.
- Higher personnel, administrative and technology expenses.

Itaú Argentina

- Higher margin with clients due to the higher spread on deposits and a higher return on capital.
- Higher margin with the market, driven by securities results.
- Higher cost of credit, as a result of provision for securities.
- Higher personnel and variable compensation expenses.

Itaú Paraguay

- Higher margin with clients due to higher spread on deposits.
- Lower margin with the market due to foreign exchange derivatives.
- Higher personnel expenses.

Itaú Uruguay

- Higher margin with clients due to the higher volume and spread on deposits and foreign exchange products.
- Lower margin with the market due to foreign exchange derivatives.
- Higher personnel, variable compensation and credit card expenses.

Additional Information

Itaú Unibanco Shares

Our capital stock is comprised of common shares (**ITUB3**) and non-voting shares (**ITUB4**), both traded on B3 (São Paulo Stock Exchange). Non-voting shares are also traded as deposit receipts (**ADRs**) on the New York Stock Exchange (NYSE).

Market Capitalization

R$274 billion | **US$51** billion

The market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day of the period.

Market Consensus (ITUB4) - 09/30/22

Sell — Buy

Sell 01 | Hold 05 | Buy 14

Source: Bloomberg.

Corporate Structure Chart and Free Float* Participation


Free Float*
Egydio de Souza Aranha Family
Moreira Salles Family
Non-voting Shares Free Float*
Brazilian investors in B3
32%
Foreigners in NYSE
19%
4.8 bn (number of shares)
49%
Foreigners in B3
36.65% ON
81.90% PN
66.35% Total
63.27% ON
18.8% PN
33.61% Total
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.003% PN
19.83% Total
51.71% ON
26.15% Total
7.75% ON
99.61% PN
53.14% Total
Itaú Unibanco Holding S.A.

Strengths of our ownership

- Family ownership and control, ensuring a long-term view
- Professional management team
- Broad shareholder base (53.14% of total shares in free float, and the non-voting shares are 99.61%)
- Solid corporate governance structure

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Performance in the Capital Market

Price and volume	(R$) ITUB4 (Non-voting Shares)	(R$) ITUB3 (Common Shares)	(US$) ITUB (ADR)
Closing price at 09/30/2022	28.06	23.52	5.17
Maximum price in the quarter	29.00	24.37	4.04
Average price in the quarter	25.44	21.71	4.83
Minimum price in the quarter	21.64	18.86	3.90
Closing price at 06/30/2022	22.67	19.53	4.28
Closing price at 09/30/2021	23.86	21.95	4.35
Change in 3Q22	23.8%	20.4%	20.8%
Change in the last 12 months	17.6%	7.1%	19.0%
Average daily trading volume in 3Q22 - million	852.2	12.2	195.8
Average daily trading financial volume in 12 months - million	895.1	19.2	203.8

Shareholder base and indicators	09/30/22	06/30/22	09/30/21
Number of Shares - Million	9,804	9,804	9,804
Common Shares (ON) - Million	4,958	4,958	4,958
Non-voting Shares (PN) - Million	4,846	4,846	4,846
Treasury Shares - Million	3.3	3.3	24.2
Number of Total Shares at the end of the period [(1)] - Million	9,801	9,801	9,780
Number of Shareholders	457,847	468,240	487,811
Recurring Managerial Result per Share During the Quarter (R$)	0.82	0.78	0.69
Net Income per Share During the Quarter (R$)	0.80	0.76	0.59
Book value per Share (R$)	16.04	15.37	14.25
Price/Earnings (P/E) [(2)]	9.71	8.47	8.85
Price/Book value (P/B) [(3)]	1.75	1.47	1.67

[(1)] Shares representing total capital stock net of treasury shares; [(2)] Closing price of non-voting shares at end of the period/earnings per share. For calculation purposes, the retained earnings for the last 12 months were included; [(3)] Closing price of non-voting shares at end of the period/Book value per share at end of the period.

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the third quarter of 2022, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

As from January 1st, 2018, IFRS 9 came into effect, the accounting standard that replaces IAS 39 in the treatment of Financial Instruments. The new standard is structured to encompass the pillars of classification, measurement of financial assets and impairment and was applied retrospectively by Itaú Unibanco Holding.

The complete consolidated financial statements under IFRS for the third quarter of 2022 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications 2	IFRS	BRGAAP	Adjustments and Reclassifications 2	IFRS
	Sep/30/2022			Dec/31/2021		
Total Assets	**2,422,978**	**(139,643)**	**2,283,335**	**2,166,019**	**(96,813)**	**2,069,206**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	1,739,691	(69,090)	1,670,601	1,543,302	(81,929)	1,461,373
(-) Provision for Expected Loss at Amortized Cost [5]	(47,741)	(116)	(47,857)	(44,146)	3,067	(41,079)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	187,365	(87,119)	100,246	164,715	(59,009)	105,706
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,553)	2,439	(114)	(2,212)	2,128	(84)
Financial Assets at Fair Value Through Profit or Loss [4]	422,301	23,964	446,265	398,659	35,510	434,169
Tax Assets [7]	69,228	(9,990)	59,238	66,314	(7,881)	58,433
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	54,687	269	54,956	39,387	11,301	50,688
Total Liabilities	**2,257,391**	**(147,773)**	**2,109,618**	**2,010,443**	**(105,713)**	**1,904,730**
Financial Assets at Amortized Cost [3 6]	1,854,095	(134,186)	1,719,909	1,655,042	(101,935)	1,553,107
Financial Assets at Fair Value Through Profit or Loss [4]	73,672	(1,138)	72,534	64,248	(769)	63,479
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	5,793	(1,880)	3,913	4,866	334	5,200
Provision for Insurance and Pension Plan	228,456	514	228,970	214,311	665	214,976
Provisions	20,028	(1)	20,027	19,593	(1)	19,592
Tax Liabilities [7]	13,657	(5,030)	8,627	9,759	(3,513)	6,246
Other Liabilities	61,690	(6,052)	55,638	42,624	(494)	42,130
Total Stockholders' Equity	**165,587**	**8,130**	**173,717**	**155,576**	**8,900**	**164,476**
Non-controlling Interests	8,412	430	8,842	11,022	590	11,612
Total Controlling Stockholders' Equity [8]	157,175	7,700	164,875	144,554	8,310	152,864

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Sep/30/2022	3rd Q/22	2nd Q/22	3rd Q/21	jan-sep/22	jan-sep/21
BRGAAP - Values Attributable to Controlling Stockholders	**157,175**	**7,880**	**7,436**	**5,780**	**22,058**	**18,754**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,804	(209)	(92)	262	(354)	1,127
(b) Adjustment to Fair Value of Financial Assets	(3,337)	(41)	(632)	(564)	(1,294)	(690)
(c) Acquisition of Interest in Porto Seguro Itaú Unibanco Participações S.A.	428	(1)	(1)	(1)	(3)	(3)
(d) Criteria for Write-Off of Financial Assets	1,941	(63)	(19)	23	20	73
(e) Financial Lease Operations	6	(23)	(6)	(12)	(38)	(33)
(f) Other adjustments	5,858	550	771	587	1,810	935
IFRS - Values Attributable to Controlling Stockholders	**164,875**	**8,092**	**7,456**	6,076	22,199	20,164
IFRS - Values Attributable to Minority Stockholders	8,842	169	312	319	765	1,190
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	173,717	8,261	7,768	6,395	22,964	21,354

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Under IFRS, the effect of accounting at fair value of the acquisition of interest in Porto Seguro Itaú Unibanco Participações S.A. was recognized.

(d) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(e) Under IFRS 16 the financial lease operations are recorded as Fixed Assets, as a contra-entry of Other Financial Liabilities. Under BRGAAP, as from September 30th, 2015, the consideration of these transactions are now recorded in result, in accordance with CMN Resolution No. 3,617/08.

(f) Other Adjustments mainly comprises the recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS and the reversal of the Amortization of Goodwill under BRGAAP.

[9] More details in the Complete Financial Statements for January to September, 2022.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and corporate securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiaries (Consolidated) as of September 30, 2022, on which we issued an unmodified audit report dated November 10, 2022, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at September 30, 2022.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2022, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, November 10, 2022

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

PricewaterhouseCoopers Auditores Independentes Ltda., Av. Brigadeiro Faria Lima 3732, 16º, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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2022

Complete Financial Statements

September 30, 2022

Itaú Unibanco Holding S.A.

Management Report **9M22**

Highlights of the 1st nine months of 2022

Key indicators and ratios of our performance in the first nine months of 2022 over the same period of the previous year:

Itaú Day 2022

We held the second edition of Itaú Day, a 100% digital event whose objective was to update the market on the bank's strategies and initiatives with a long term vision, prioritizing the client on the center of all actions. The conversation between co-chairs of the board of directors and panels with all members of the executive committee are in full on the IR website. **Access it here**

Recurring **managerial result**

R$23.1 billions

9M21 17.2% ▲

Credit **portfolio**[1]

R$1.1 trillion

9M21 15.5% ▲

ROE **Recurring managerial**

20.7%

9M21 160 bps ▲

Performance 9M22 x 9M21

Financial Margin with Clients

R$ 65.4 billions

29.4% ▲

Efficiency Ratio

41.2%

-320 bps ▼

Tier 1 Capital

13.2%

30 bps ▲

The credit portfolio expanded in every segment in Brazil: 26.8% in individuals, 16.3% in very small, small and middle market loans and 17.0% in corporate loans.

The positive effect of the growth in the portfolio, in addition to the positive impact of the interest rate on our liabilities' margin , resulted in growth of 29.4% in the financial margin with clients.

Decrease in financial margin with the market and an increase in the cost of credit, the latter related to the expansion of the retail business credit portfolio in Brazil.

Increase in commissions and fees and result from insurance operations was due to the higher transaction volume from cards, both in issuance and in acquiring.

An increase of 26.0% in the result from insurance, associated with the positive growth in earned premiums and savings bond revenues.

Non-interest expenses rose by 6.9% in Brazil, even with accumulated inflation of 7.2% in the period. Our efficiency ratio accumulated in 12 months was 41.6% in the consolidated and 39.4% in Brazil, both at the lowest level of the historical series.

(1) Includes financial guarantees provided and corporate securities.

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business.

We present below the key indicators comprising our results:

In R$ billions (except where indicated)

Income information	9M22	9M21	Variation
Operating Revenues[1,2]	104.9	91.4	14.7%
Managerial Financial Margin	67.6	56.9	18.7%
Financial Margin with Clients	65.4	50.6	29.4%
Financial Margin with the Market	2.2	6.4	-65.9%
Commissions and Fees[2]	30.7	28.9	6.3%
Revenues from Insurance, Pension Plans and Premium Bonds	6.6	5.6	17.6%
Cost of Credit	(22.5)	(14.0)	60.3%
Non-interest Expenses	(40.1)	(37.8)	5.9%
Recurring Managerial Result	23.1	19.7	17.2%
Net Income	22.1	18.8	17.6%
Recurring Managerial Return on Annualized Average Equity[3]	20.7%	19.0%	160 bps

Shares	9M22	9M21	Variation
Net Income per Share - Basic - R$	2.25	1.92	17.4%
Book Value per Share - R$ (Outstanding on 09/30)	16.04	14.25	12.6%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.55	0.45	21.8%
Average Financial Daily Trading Volume	2.0	2.2	-7.6%
B3 (ON+PN)	0.9	1.1	-17.4%
NYSE (ADR)	1.1	1.1	2.3%
Market Capitalization[4]	274.2	283.4	-3.2%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Disregarding the result of XP Inc. in the 9M21. (3) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period. The market capitalization for 9M21 does not consider the impact of the spin-off of the investment in Xp Inc. which occurred in October 2021.

Initiatives

We launched The One: new card offers unique experiences and innovative benefits for the high-income public

The One card arrives with exclusive and customized benefits, in an innovative and competitive way to meet this market. The launch, in partnership with Mastercard, was developed in a co-operation with the bank's clients, who shared their demands and experiences for the conception of the card. Around 400 selected people – including those who participated in the development – received The One in advance to test it first-hand.

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We provided the first 100% digital card for our clients

We launched our first card with a 100% digital journey: the Itaú Click Digital Mastercard, which, in addition to the totally digitalized experience, without the presence of the physical card, has free annuity. The novelty is part of the bank's movement to offer consumers a complete and modern. The card is being tested initially by a restricted base of Itaú clients and employees; it is expected to be available for purchase by any client by the end of the year. The initiative is also in line with Itaú's objective of supporting its clients in the transition to a more sustainable economy and with the commitment made with the UN to zero carbon emissions from portfolios by 2050 (Net-Zero Banking Alliance).

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"together we protect twice as much"

We started a campaign in the main TV channels to alert the population on how to prevent and not fall for scams and bank fraud. In all three films are shown daily situations on the subject and are aimed at educating people so that they can protect themselves and become allies in the fight against these crimes. This is yet another initiative from the bank that reinforces our commitment to stand by our clients.

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card scams
Delivery scam and others



scams with fake employees
False central office scam and others



internet scams
Scams on WhatsApp and others



cell phone theft
Had your phone stolen? Learn how to protect your data!

We made available personal loans via WhatsApp

With the objective of being present wherever the client wants, we have just made a personal loan simulation and contract service available on WhatsApp. To start a simulation via WhatsApp, all you need is to have the bank's contact saved on your cell phone and start a conversation with a message about personal loans. With this novelty, we added more than 50 functionalities to the platform and millions of services every month.

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We launched digital account for minors at iti

In yet another step to expand the population's access to the financial system, iti, has authorized minors to open accounts. This will allow teenagers and children to have more autonomy and also encourages financial management from an early age, through services such as Pix, withdrawals, and an account card. In addition, the iti account offers automatic balance yield with 100% of the CDI every day and no IOF charges.

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We brought AppleCare to Brazil

A much-desired service for those who own an iPhone is now available in Brazil: we launched the AppleCare service for customers of the iPhone forever program. The iProtection Insurance with AppleCare Services offers coverage for accidental breakage, theft and qualified theft, including same-day service in most metropolitan areas around the world and the use of genuine Apple parts.

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Viaje Sempre Itaú (Travel Always Itaú): our new subscription program wants to help clients realize their dream of traveling more

We launched a new product on our shelf of solutions beyond banking services: Travel Always Itaú, a travel subscription program is aimed at helping its clients to plan financially for travel during their leisure time without compromising their budget or exceeding their credit card limit, making tourism more accessible and feasible. CVC, the largest travel operator in the country, was chosen as a partner for the program, which is already available for use in the Itaú, Itaú Personnalité, and Itaú Cartões apps.

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We signed an agreement with Enel to supply approximately 80% of the bank's units with renewable energy

The agreement foresees the installation of 46 distributed photovoltaic generation plants by Enel X to supply Itaú branches in 14 locations in Brazil. With a total installed capacity of 54.7 MWp, the plants will be responsible for generating clean energy for 1,557 units of Itaú.The distributed solar generation contract is the largest of Enel X in the world and foster the use of green, efficient and safe energy.

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Approval of the Techfin Joint Venture

TOTVS announced to the market the approval by the General Superintendency of the Administrative Council for Economic Defense (CADE) of the creation of the Joint VentureTechfin between TOTVS and Itaú Unibanco S.A. According to the applicable legislation, the decision is final as of November 1, 2022.

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Awards and recognitions

Valor 1000 Yearbook

We won the award for best company in the banking sector in the 22nd edition of the Valor 1000 Yearbook. The award, which has been held for over 20 years and involves professionals from Valor, Serasa Experian and Fundação Getúlio Vargas (FGV-EAE) has opened the "banks" category this year. The evaluation is based on the analysis of accounting and financial information and considers different aspects of the business (revenues, expenses, margins, debts), in order to compose the yearbook.

Stock Buyback Program

We inform that the Board of Directors has approved, on August 25, 2022, a stock buyback program, which is effective from this date, and authorizes the Company to buy up to 75,000,000 own preferred shares, without a capital reduction, according to the legislation and CVM regulation. The buybacks, if performed, will take place on a stock exchange in the period from August 25, 2022 to February 24, 2024, at market value, and will be intermediated by Itaú Corretora de Valores S.A.

Acess the Material Fact

Payment of Interest on Capital

We inform that the Board of Directors has approved, on August 8, 2022, the payment of IOC - interest on capital - in the amount of R$0.306500 per share, with income tax withholding at a rate of 15%, resulting in net interest of R $0.260525 per share[1].

Access the Material Fact

1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment was made on August 30, 2022, based on the final stockholding position recorded on August 18, 2022, with their shares traded ex-rights starting August 19, 2022.

Perpetual Subordinated Financial Bills

We announced that we have issued Perpetual Subordinated Financial Bills in the total amount of R$1 billion, in negotiations with professional investors in September. The Financial Bills are perpetual in nature and may be repurchased as from 2027, subject to the prior authorization of the Central Bank of Brazil. The Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth and is not intended to refinance other perpetual debts.

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We raised R$1 billion in Green Financial Bills with clients and IFC

We made a new issue of R$1 billion in Green Financial Bills (LF) in the local market. The operation was divided into two tranches: R$500 million was raised from individual and corporate clients and fund managers, and R$500 million from the International Finance Corporation (IFC), a member of the World Bank Group. As in the previous funding, in April this year, the resources will be used to support the financing of electric, hybrid and multi-fuel vehicles, with the objective of leveraging the low-carbon economy and fostering the segment of low greenhouse gas emission vehicles in Brazil.

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Perpetual Additional Tier I Bonds

We inform we will not exercise the call option on December 12, 2022 of the Perpetual Additional Tier I Bonds issued for the Company on December 12, 2017.

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Acknowledgements_

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on November 10, 2022).

Independent Auditor – CVM Instruction No. 381

Procedures Adopted by the Company

Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients' interests.

In the period from January to September 2022, we hired from the independent auditors the amount of R$ 78,395 thousand, of which R$ 73,930 thousand correspond to audit services of the financial statements.

Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year:

- **Audit Related Services:** January 03, February 04, 22 and 24, May 19 and June 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,671 thousand (5.0% of the external audit fees).

- **Tax Servicers:** January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1,1% of the external audit fees).

- **Other Services:** August 01 – Acquisition of technical materials – R$ 15 thousand (0.0% of the external audit fees).

Justification of the Independent Auditors – PricewaterhouseCoopers

The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor's independence, all of which were observed in providing that services, including their approval by the Audit Committee.

International Financial Reporting Standards (IFRS)

We are disclosing the full accounting statements in accordance with the international financial reporting standards (IFRS) on the same date as this publication, as per Official Circular CVM/SEP 01/13. The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to September 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), the Brazilian Central Bank (BACEN), the Brazilian Securities Exchange Commission (CVM), the National Council for Private Insurance (CNSP), the Superintendence for Private Isurance (SUSEP), the National Superintendence for Supplementary Pensions (PREVIC) and the recommendations of the International Accounting Standards Board (IASB).The information in both the Management Report and the Complete Financial Statements of Itaú Unibanco Holding S.A. presented in this material are available on the Itaú Unibanco Investor Relations (IR) website at: www.itau.com.br/investor-relations > results and reports > results center.

BOARD OF DIRECTORS

Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal

Vice President
Ricardo Villela Marino

Members
Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Frederico Trajano Inácio Rodrigues
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairman
Gustavo Jorge Laboissière Loyola

Members
Alexandre de Barros
Luciana Pires Dias
Maria Helena dos Santos Fernandes de Santana [2]
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman
Giberto Frussa

Members
Artemio Bertholini
Eduardo Hiroyuki Miyaki

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flavio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman

Officers
Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Daniel Sposito Pastore
Emerson Macedo Bortoloto
Eric André Altafim [3]
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Lineu Carlos Ferraz de Andrade [3]
Luciana Nicola Schneider
Mário Newton Nazareth Miguel [3]
Paulo Sergio Miron
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob [1]
Rubens Fogli Netto [3]
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes

1) Group Head of Investor Relations and Market Intelligence
2) Elected at the ASM of September 29, 2022, in phase of aproval by BACEN.
3) Elected at the ASM of August 25, 2022, took office on October 03, 2022.

<u>**Accountant**</u>

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
André Sapoznik
Carlos Fernando Rossi Constantini
Flávio Augusto Aguiar de Souza
Leila Cristiane Barboza Braga de Melo
Matias Granata
Ricardo Ribeiro Mandacaru Guerra

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Henrique Caldeira Daré
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Carlos Rodrigo Formigari
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Daniel Nascimento Goretti
Daniel Sposito Pastore
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fábio Bruggioni (1)
Fábio Horta Motta Marques da Costa (2)
Fábio Napoli
Fabio Rodrigo Villa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira

Officers (continued)

Fernando Mattar Beyruti
Fernando Silva Dias de Castro
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Guilherme Pessini Carvalho
Guilhermo Luiz Bressane Gomes
Gustavo Andres
Gustavo Trovisco Lopes
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araujo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Luciana Nicola Schneider
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Marcelo Bevilacqua Gambarini
Márcio Luís Domingues da Silva
Marcos Alexandre Pina Cavagnoli
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Milena de Castilho Lefon Martins
Moisés João do Nascimento
Paula Magalhães Cardoso Neves
Pedro Barros Barreto Fernandes
Rafael Bastos Heringer
Renata Cristina de Oliveira
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodnei Bernardino de Souza
Rodrigo André Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Teresa Cristina Athayde Marcondes Fontes
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Wagner Bettini Sanches

1) Resignation recorded of Officer on October 14, 2022.
2) Elected at the ESM of September 12, 2022, took office on October 18, 2022.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	09/30/2022	12/31/2021
Current and Non-current assets		**2,386,710**	**2,136,498**
Cash		**35,402**	**44,512**
Interbank investments	**2c IV, 4**	**316,179**	**238,116**
Money market		268,962	166,931
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	1,934	1,524
Interbank deposits		45,283	69,661
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**767,829**	**706,306**
Own portfolio		278,218	247,666
Subject to repurchase commitments		76,359	104,941
Pledged in guarantee		51,975	29,102
Securities under resale agreements with free movement		50,668	39,941
Deposited with the Central Bank of Brazil		3,886	5
Derivative financial instruments		77,785	68,856
Assets guaranteeing technical provisions	8b	228,938	215,795
Interbank accounts		**187,033**	**166,154**
Pending settlement		63,519	55,727
Central Bank of Brazil deposits		123,488	110,392
National Housing System (SFH)		10	21
Correspondents		16	14
Interbranch accounts		**1**	**369**
Loan, lease and other credit operations	**6**	**832,534**	**774,927**
Operations with credit granting characteristics	2c VII	880,275	819,074
(Provision for loan losses)	2c VIII	(47,741)	(44,147)
Other receivables		**243,242**	**202,661**
Current tax assets		8,111	8,513
Deferred tax assets	11b I	61,290	58,307
Sundry	10a	173,841	135,841
Other assets	**2c IX**	**4,490**	**3,453**
Assets held for sale		631	728
(Valuation allowance)		(256)	(356)
Unearned reinsurance premiums		29	10
Prepaid expenses	2c IX, 10c	4,086	3,071
Permanent assets		**36,268**	**29,521**
Investments	**2c X**	**12,602**	**6,676**
Associates and joint ventures		5,424	6,346
Other investments		7,185	538
(Allowance for losses)		(7)	(208)
Real estate	**2c XI, 13**	**6,578**	**6,417**
Fixed assets		4,829	4,587
Other fixed assets		16,301	16,239
(Accumulated depreciation)		(14,552)	(14,409)
Goodwill and Intangible assets	**2c XII, 2c XIII, 14**	**17,088**	**16,428**
Goodwill		635	793
Intangible assets		37,555	35,204
(Accumulated amortization)		(21,102)	(19,569)
Total assets		**2,422,978**	**2,166,019**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2022	12/31/2021
Current and Non-current liabilities		**2,257,391**	**2,010,443**
Deposits	**2c IV, 7b**	**843,974**	**850,372**
Demand deposits		127,514	158,116
Savings deposits		181,826	190,601
Interbank deposits		4,198	3,776
Time deposits		527,228	497,051
Other deposits		3,208	828
Deposits received under securities repurchase agreements	**2c IV, 7c**	**323,994**	**271,051**
Own portfolio		71,631	102,666
Third-party portfolio		186,137	115,511
Free portfolio		66,226	52,874
Funds from acceptances and issuance of securities	**2c IV, 7d**	**233,977**	**143,138**
Real estate, mortgage, credit and similar notes		164,792	79,421
Foreign loans through securities		65,725	62,960
Funding from structured operations certificates		3,460	757
Interbank accounts		**82,898**	**64,307**
Pending settlement		79,514	64,011
Correspondents		3,384	296
Interbranch accounts		**13,729**	**8,992**
Third-party funds in transit		13,668	8,991
Internal transfer of funds		61	1
Borrowing and onlending	**2c IV, 7e**	**125,158**	**97,005**
Borrowing		114,266	86,229
Onlending		10,892	10,776
Derivative financial instruments	**2c VI, 5f**	**73,054**	**63,969**
Technical provision for insurance, pension plan and premium bonds	**2c XV, 8a**	**231,740**	**217,558**
Allowance for financial guarantees provided and loan commitments	**6c**	**5,697**	**4,784**
Provisions	**9b**	**16,586**	**16,240**
Other liabilities		**306,584**	**273,027**
Current tax liabilities	2c XVI, 2c XVIII, 11c	11,794	10,206
Deferred tax liabilities	11b II	5,304	2,904
Subordinated debt	7f	57,446	75,036
Sundry	10d	232,040	184,881
Total stockholders' equity of controlling shareholders	**15**	**157,175**	**144,554**
Capital		90,729	90,729
Capital reserves		2,269	2,247
Revenue reserves		72,555	57,058
Other comprehensive income	2c V, 2c VI	(8,307)	(4,952)
(Treasury shares)		(71)	(528)
Non-controlling interests	15e	8,412	11,022
Total stockholders' equity		**165,587**	**155,576**
Total liabilities and stockholders' equity		**2,422,978**	**2,166,019**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Income related to financial operations		**158,458**	**104,344**
Loan, lease and other credit operations		84,683	66,780
Securities and derivative financial instruments		50,847	31,289
Financial income related to insurance, pension plan and premium bonds operations		17,107	2,936
Foreign exchange operations		(1,480)	1,253
Compulsory deposits		7,301	2,086
Expenses related to financial operations		**(97,194)**	**(53,022)**
Money market		(77,815)	(31,063)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(16,823)	(3,096)
Borrowing and onlending		(2,556)	(18,863)
Income related to financial operations before loan losses		**61,264**	**51,322**
Result of provision for loan losses	**6**	**(20,226)**	**(9,544)**
Expenses for provision for loan losses		(22,091)	(11,875)
Income related to recovery of credits written off as loss		1,865	2,331
Gross income related to financial operations		**41,038**	**41,778**
Other operating revenues / (expenses)		**(12,727)**	**(12,909)**
Commissions and banking fees	10e	34,807	31,683
Result from insurance, pension plan and premium bonds operations		3,440	2,365
Personnel expenses	10f	(20,576)	(18,168)
Other administrative expenses	10g	(16,902)	(15,485)
Provision expenses	9b	(2,589)	(2,997)
Provision for lawsuits civil		(644)	(619)
Provison for labor claims		(1,811)	(2,274)
Provison for tax and social security obligations		125	(24)
Other risks		(259)	(80)
Tax expenses	2c XVIII, 11a II	(7,001)	(6,006)
Equity in earnings of associates, joint ventures and other investments		381	1,194
Other operating revenues		3,820	1,982
Other operating expenses	10h	(8,107)	(7,477)
Operating income		**28,311**	**28,869**
Non-operating income	**3**	**672**	**836**
Income before taxes on income and profit sharing		**28,983**	**29,705**
Income tax and social contribution	**2c XVIII, 11a I**	**(6,041)**	**(9,769)**
Due on operations for the period		(6,652)	(7,095)
Related to temporary differences		611	(2,674)
Profit sharing – Management Members - Statutory	**16b**	**(181)**	**(139)**
Non-controlling interests	**15e**	**(703)**	**(1,043)**
Net income		**22,058**	**18,754**
Earnings per share - Basic	**18**		
Common		2.25	1.92
Preferred		2.25	1.92
Earnings per share - Diluted	**18**		
Common		2.24	1.91
Preferred		2.24	1.91
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,840,079,729	4,817,789,069
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,891,693,612	4,855,597,089

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Consolidated net income		**22,761**	**19,797**
Financial assets available for sale		(708)	(2,115)
Change in fair value		(1,727)	(4,751)
Tax effect		531	2,188
(Gains) / losses transferred to income statement		886	814
Tax effect		(398)	(366)
Hedge		(57)	630
Cash flow hedge	5f V	(53)	516
Change in fair value		(64)	963
Tax effect		11	(447)
Hedge of net investment in foreign operation	5f V	(4)	114
Change in fair value		27	148
Tax effect		(31)	(34)
Remeasurements of liabilities for post-employment benefits (1)		(7)	3
Remeasurements	19	(13)	4
Tax effect		6	(1)
Foreign exchange variation in foreign investments		(2,583)	(190)
Total other comprehensive income		**(3,355)**	**(1,672)**
Total comprehensive income		**19,406**	**18,125**
Comprehensive income attributable to the owners of the parent company		**18,703**	**17,082**
Comprehensive income attributable to non-controlling interests		**703**	**1,043**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Attributed to owners of the parent company				Other comprehensive income							
		Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments (1)	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge (2)	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2021		**97,148**	**(907)**	**2,323**	**40,734**	**472**	**(1,531)**	**6,273**	**(7,919)**	**-**	**136,593**	**11,113**	**147,706**
Transactions with owners		-	379	(18)	-	-	-	-	-	-	361	(1,293)	**(932)**
Result of delivery of treasury shares	15	-	379	193	-	-	-	-	-	-	572	-	**572**
Recognition of share-based payment plans		-	-	(211)	-	-	-	-	-	-	(211)	-	**(211)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(1,293)	**(1,293)**
Partial spin-off	3	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	(9,920)	-	**(9,920)**
Other		-	-	-	(15)	-	-	-	-	-	(15)	-	**(15)**
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	166	-	**166**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	101	101	-	**101**
Total comprehensive income		-	-	-	-	(2,192)	3	(167)	606	18,754	17,004	1,043	**18,047**
Consolidated net income		-	-	-	-	-	-	-	-	18,754	18,754	1,043	**19,797**
Other comprehensive income		-	-	-	-	(2,192)	3	(167)	606	-	(1,750)	-	**(1,750)**
Appropriations:													
Legal reserve		-	-	-	926	-	-	-	-	(926)	-	-	**-**
Statutory reserves		-	-	-	12,987	-	-	-	-	(12,987)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	(1,320)	(1,320)	(58)	**(1,378)**
Interest on capital		-	-	-	-	-	-	-	-	(3,622)	(3,622)	-	**(3,622)**
Total - 09/30/2021	**15**	**90,729**	**(528)**	**2,118**	**51,406**	**(1,643)**	**(1,528)**	**6,083**	**(7,289)**	**-**	**139,348**	**10,805**	**150,153**
Change in the period		**(6,419)**	**379**	**(205)**	**10,672**	**(2,115)**	**3**	**(190)**	**630**	**-**	**2,755**	**(308)**	**2,447**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**57,058**	**(2,263)**	**(1,486)**	**6,010**	**(7,213)**		**144,554**	**11,022**	**155,576**
Transactions with owners		-	457	22	-	-	-	-	-	-	479	(3,027)	**(2,548)**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	521	-	**521**
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	(42)	-	**(42)**
(Increase) / Decrease to the owners of the parent company	15	-	-	-	-	-	-	-	-	-	-	(3,027)	**(3,027)**
Corporate reorganization	2c XIV, 3	-	-	-	(95)	-	-	-	-	-	(95)	-	**(95)**
Other (3)		-	-	-	(269)	-	-	-	-	-	(269)	-	**(269)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	116	116	-	**116**
Total comprehensive income		-	-	-	-	(708)	(7)	(2,583)	(57)	22,058	18,703	703	**19,406**
Consolidated net income		-	-	-	-	-	-	-	-	22,058	22,058	703	**22,761**
Other comprehensive income		-	-	-	-	(708)	(7)	(2,583)	(57)	-	(3,355)	-	**(3,355)**
Appropriations:													
Legal reserve		-	-	-	1,130	-	-	-	-	(1,130)	-	-	**-**
Statutory reserves		-	-	-	14,731	-	-	-	-	(14,731)	-	-	**-**
Dividends		-	-	-	-	-	-	-	-	-	-	(286)	**(286)**
Interest on capital		-	-	-	-	-	-	-	-	(6,313)	(6,313)	-	**(6,313)**
Total - 09/30/2022	**15**	**90,729**	**(71)**	**2,269**	**72,555**	**(2,971)**	**(1,493)**	**3,427**	**(7,270)**	**-**	**157,175**	**8,412**	**165,587**
Change in the period		**-**	**457**	**22**	**15,497**	**(708)**	**(7)**	**(2,583)**	**(57)**	**-**	**12,621**	**(2,610)**	**10,011**

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.
3) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Adjusted net income		**81,229**	**48,932**
Net income		22,058	18,754
Adjustments to net income:		59,171	30,178
Share based payment		26	(149)
Effects of changes in exchange rates on cash and cash equivalents		34,063	(2,464)
Provision for loan losses	6c	22,091	11,875
Interest and foreign exchange income related to operations with subordinated debt		914	16,210
Change in technical provisions for insurance, pension plan and premium bonds		8,576	7,339
Depreciation and amortization		4,106	3,749
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	985	359
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	2,361	3,052
Interest income related to deposits in guarantee	9b	(782)	(245)
Deferred taxes (excluding hedge tax effects)		906	4,488
Equity in earnings of associates, joint ventures and other investments		(381)	(1,194)
Income from foreign exchange and income related to available for sale securities		(10,155)	(10,654)
Income from foreign exchange and income related to held to maturity securities		(5,866)	(4,242)
Income from sale of available for sale financial assets		886	814
Income from sale of investments, assets held for sale and fixed assets		2	(575)
Income from non-controlling interests	15e	703	1,043
Other		736	772
Change in assets and liabilities		**32,763**	**9,767**
(Increase) / decrease in assets			
Interbank investments		(54,754)	50,199
Securities and derivative financial instruments (assets / liabilities)		(13,397)	13,829
Compulsory deposits with the Central Bank of Brazil		(13,096)	(9,282)
Interbank and interbranch accounts (assets / liabilities)		15,913	5,805
Loan, lease and other credit operations		(79,895)	(75,106)
Other receivables and other assets		(12,263)	12,041
(Decrease) / increase in liabilities			
Deposits		(6,398)	9,724
Deposits received under securities repurchase agreements		52,943	1,264
Funds from acceptances and issuance of securities		90,839	(4,022)
Borrowing and onlending		28,153	10,109
Technical provision for insurance, pension plan and premium bonds		5,190	(12,475)
Provisions and Other liabilities		24,062	12,745
Payment of income tax and social contribution		(4,534)	(5,064)
Net cash provided by / (used in) operating activities		**113,992**	**58,699**
Dividends / Interest on capital received from associates and joint ventures		245	466
Funds received from sale of available for sale securities		26,978	14,600
Funds received from redemption of held to maturity securities		13,063	14,461
(Purchase) / Disposal of Held for sale securities		253	316
Disposal of Investments		387	798
Cash and Cash equivalents, net of assets and liabilities arising from the spin-off of XP Inc.	3	-	(10)
Disposal of Fixed assets		63	150
Termination of Intangible asset agreements		8	35
(Purchase) of Available for sale securities		(40,354)	(44,676)
(Purchase) of Held to maturity securities		(25,465)	(27,643)
(Purchase) of Investments	3	(7,599)	(50)
(Purchase) of Fixed assets		(1,390)	(940)
(Purchase) of Intangible assets	14	(4,295)	(6,178)
Net cash provided by / (used in) investing activities		**(38,106)**	**(48,671)**
Subordinated debt obligations raisings		1,004	8,229
Subordinated debt obligations redemptions		(19,508)	(20,359)
Change in non-controlling interests		(3,027)	(1,279)
Income from delivery of treasury shares		453	510
Dividends and interest on capital paid to non-controlling interests	15a	(286)	(72)
Dividends and interest on capital paid		(6,260)	(5,825)
Net cash provided by / (used in) financing activities		**(27,624)**	**(18,796)**
Net increase / (decrease) in cash and cash equivalents		**48,262**	**(8,768)**
Cash and cash equivalents at the beginning of the period		91,925	99,458
Effects of changes in exchange rates on cash and cash equivalents		(34,063)	2,464
Cash and cash equivalents at the end of the period	2c III	106,124	93,154
Cash		35,402	42,222
Interbank deposits		8,821	7,728
Securities purchased under agreements to resell - Collateral held		61,901	43,204

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Income		**182,488**	**133,480**
Financial operations		159,975	106,158
Commissions and Banking Fees	10e	34,807	31,683
Result from insurance, pension plan and premium bonds operations		3,440	2,365
Result from loan losses	6	(20,226)	(9,544)
Other		4,492	2,818
Expenses		**(106,079)**	**(61,222)**
Financial operations		(97,194)	(53,022)
Other		(8,885)	(8,200)
Inputs purchased from third parties		**(12,876)**	**(11,511)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(5,791)	(5,380)
Other		(7,085)	(6,131)
Data processing and telecommunications	10g	(3,034)	(2,910)
Advertising, promotions and publication	10g	(1,339)	(873)
Installations and Materials		(1,647)	(1,538)
Other		(1,065)	(810)
Gross added value		**63,533**	**60,747**
Depreciation and amortization	**10g**	**(3,078)**	**(2,935)**
Net added value produced by the company		**60,455**	**57,812**
Added value received through transfer - Results of equity method		**381**	**1,194**
Total added value to be distributed		**60,836**	**59,006**
Distribution of added value		**60,836**	**59,006**
Personnel		**20,192**	**18,585**
Compensation		15,690	14,516
Benefits		3,756	3,323
FGTS – government severance pay fund		746	746
Taxes, fees and contributions		**16,935**	**19,585**
Federal		15,656	18,375
Municipal		1,279	1,210
Return on capital		**948**	**1,039**
Dividends and interest on capital		**22,761**	**19,797**
Dividends and interest on capital		6,313	4,942
Retained earnings attributable to controlling shareholders		15,745	13,812
Retained earnings / (loss) attributable to non-controlling shareholders		703	1,043

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	09/30/2022	12/31/2021
Current and Non-current assets		**62,767**	**76,316**
Cash		**15**	**23**
Interbank investments	**2c IV, 4**	**53,049**	**65,752**
Money market		10,505	7,429
Interbank deposits		42,544	58,323
Securities and derivative financial instruments	**2c V, 2c VI, 5**	**1,148**	**434**
Own portfolio		1,148	160
Derivative financial instruments		-	274
Other receivables		**8,535**	**10,064**
Current tax assets		3,483	3,384
Deferred tax assets		3,390	1,756
Income receivable		373	3,714
Deposits in guarantee for contingent, provisions and legal obrigations		114	106
Sundry		1,175	1,104
Other assets	**2c IX**	**20**	**43**
Prepaid expenses		20	43
Permanent assets		**155,020**	**142,141**
Investments	**2c X, 12**	**155,020**	**142,141**
Subsidiaries		155,020	142,141
Total assets		**217,787**	**218,457**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**59,289**	**73,893**
Funds from acceptances and issuance of securities	**2c IV, 7d**	**8,772**	**8,754**
Foreign loans through securities		8,772	8,754
Derivative financial instruments	**2c VI, 5f**	**93**	**367**
Provisions		**242**	**230**
Other liabilities		**50,182**	**64,542**
Current tax liabilities	2c XVI, 2c XVIII, 11c	207	124
Deferred tax liabilities		192	248
Social and statutory		2,111	2,800
Subordinated debt	7f	47,648	61,309
Sundry		24	61
Stockholders' equity	**15**	**158,498**	**144,564**
Capital		90,729	90,729
Capital reserves		2,269	2,247
Revenue reserves		71,369	55,165
Other comprehensive income	2c V, 2c VI	(5,798)	(3,049)
(Treasury shares)		(71)	(528)
Total liabilities and stockholders' equity		**217,787**	**218,457**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Income related to financial operations		**2,687**	**3,056**
Securities and derivative financial instruments		2,688	3,057
Foreign exchange operations		(1)	(1)
Expenses related to financial operations		**(3,175)**	**(2,554)**
Money market		(3,175)	(2,554)
Gross income related to financial operations		**(488)**	**502**
Other operating revenues / (expenses)		**21,334**	**17,958**
Personnel expenses		(107)	(95)
Other administrative expenses		(45)	457
Provision expenses		(1)	-
Provison for tax and social security obligations		(1)	-
Tax expenses	11a II	(285)	(223)
Equity in earnings of subsidiaries	12	21,830	17,881
Other operating revenues / (expenses)		(58)	(62)
Operating income		**20,846**	**18,460**
Non-operating income		**-**	**8**
Income before taxes on income and profit sharing		**20,846**	**18,468**
Income tax and social contribution	**2c XVIII**	**1,763**	**59**
Due on operations for the period		234	(522)
Related to temporary differences		1,529	581
Profit sharing – Management Members - Statutory		**(11)**	**(11)**
Net income		**22,598**	**18,516**
Earnings per share - Basic			
Common		2.31	1.89
Preferred		2.31	1.89
Earnings per share - Diluted			
Common		2.29	1.89
Preferred		2.29	1.89
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,840,079,729	4,817,789,069
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,891,693,612	4,855,597,089

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income	**22,598**	**18,516**
Financial assets available for sale	(100)	(1,987)
Associates / Subsidiaries	(100)	(1,987)
Hedge	(59)	623
Cash flow hedge	(54)	510
Change in fair value	103	-
Tax effect	(49)	-
Associates / Subsidiaries	(108)	510
Hedge of net investment in foreign operation	(5)	113
Change in fair value	176	649
Tax effect	(86)	(274)
Associates / Subsidiaries	(95)	(262)
Remeasurements of liabilities for post-employment benefits [1]	(7)	3
Associates / Subsidiaries	(7)	3
Foreign exchange variation in foreign investments	(2,583)	(189)
Change in fair value	(693)	(180)
Associates / Subsidiaries	(1,890)	(9)
Total other comprehensive income	**(2,749)**	**(1,550)**
Total comprehensive income	**19,849**	**16,966**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income				Retained earnings	Total
						Available for sale securities Adjustments	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Total - 01/01/2021		**97,148**	**(907)**	**2,323**	**39,126**	**442**	**(1,530)**	**5,405**	**(5,308)**	**-**	**136,699**
Transactions with owners		-	379	(18)	-	-	-	-	-	-	**361**
Result of delivery of treasury shares	15	-	379	193	-	-	-	-	-	-	**572**
Recognition of share-based payment plans		-	-	(211)	-	-	-	-	-	-	**(211)**
Partial spin-off	3	(6,419)	-	(187)	(3,392)	77	-	(23)	24	-	**(9,920)**
Reversal of Dividends or Interest on capital - declared after previous period		-	-	-	166	-	-	-	-	-	**166**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	101	**101**
Total comprehensive income		-	-	-	-	(2,064)	3	(166)	599	18,516	**16,888**
Net income		-	-	-	-	-	-	-	-	18,516	**18,516**
Other comprehensive income		-	-	-	-	-	-	(180)	375	-	**195**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(2,064)	3	14	224	-	**(1,823)**
Appropriations:											
Legal reserve		-	-	-	926	-	-	-	-	(926)	**-**
Statutory reserves		-	-	-	12,749	-	-	-	-	(12,749)	**-**
Dividends		-	-	-	-	-	-	-	-	(1,320)	**(1,320)**
Interest on capital		-	-	-	-	-	-	-	-	(3,622)	**(3,622)**
Total - 09/30/2021	**15**	**90,729**	**(528)**	**2,118**	**49,575**	**(1,545)**	**(1,527)**	**5,216**	**(4,685)**	**-**	**139,353**
Change in the period		**(6,419)**	**379**	**(205)**	**10,449**	**(1,987)**	**3**	**(189)**	**623**	**-**	**2,654**
Total - 01/01/2022		**90,729**	**(528)**	**2,247**	**55,165**	**(2,097)**	**(1,486)**	**5,143**	**(4,609)**	**-**	**144,564**
Transactions with owners		-	457	22	-	-	-	-	-	-	**479**
Result of delivery of treasury shares	15	-	457	64	-	-	-	-	-	-	**521**
Recognition of share-based payment plans		-	-	(42)	-	-	-	-	-	-	**(42)**
Corporate reorganization	2c XIV, 3	-	-	-	(206)	-	-	-	-	-	**(206)**
Other [2]		-	-	-	9	-	-	-	-	-	**9**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	116	**116**
Total comprehensive income		-	-	-	-	(100)	(7)	(2,583)	(59)	22,598	**19,849**
Net income		-	-	-	-	-	-	-	-	22,598	**22,598**
Other comprehensive income		-	-	-	-	-	-	(693)	144	-	**(549)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	(100)	(7)	(1,890)	(203)	-	**(2,200)**
Appropriations:											
Legal reserve		-	-	-	1,130	-	-	-	-	(1,130)	**-**
Statutory reserves		-	-	-	15,271	-	-	-	-	(15,271)	**-**
Interest on capital		-	-	-	-	-	-	-	-	(6,313)	**(6,313)**
Total - 09/30/2022	**15**	**90,729**	**(71)**	**2,269**	**71,369**	**(2,197)**	**(1,493)**	**2,560**	**(4,668)**	**-**	**158,498**
Change in the period		**-**	**457**	**22**	**16,204**	**(100)**	**(7)**	**(2,583)**	**(59)**	**-**	**13,934**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.
2) Includes the effects of the adoption of CMN Resolution No. 4,817/20 (Note 2a).

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Adjusted net income		**(15,555)**	**4,857**
Net income		22,598	18,516
Adjustments to net income:		(38,153)	(13,659)
Share-based payment		26	(149)
Interest and foreign exchange expense related to operations with subordinated debt		(14,862)	4,917
Deferred taxes		(1,529)	(581)
Equity in earnings of subsidiaries	12	(21,830)	(17,881)
Amortization of goodwill		34	34
Effects of changes in exchange rates on cash and cash equivalents		8	1
Change in assets and liabilities		**14,243**	**1,891**
(Increase) / decrease in assets			
Interbank investments		15,779	961
Securities and derivative financial instruments		(988)	461
Other receivables and Other assets		256	266
Increase / (decrease) in liabilities			
Funds from acceptances and issuance of securities		18	576
Provisions and Other liabilities		(822)	(323)
Payment of income tax and social contribution		-	(50)
Net cash provided by / (used in) operating activities		**(1,312)**	**6,748**
Dividends and interest on capital received		10,103	5,798
(Purchase) / disposal of Investments		(1,109)	10,214
Net cash provided by / (used in) investing activities		**8,994**	**16,012**
Subordinated debt obligations raisings		1,000	8,229
Subordinated debt obligations redemptions		201	(9,104)
Income from delivery of treasury shares		453	510
Partial spin-off	3	-	(9,920)
Dividends and interest on capital paid		(6,260)	(5,825)
Net cash provided by / (used in) financing activities		**(4,606)**	**(16,110)**
Net increase / (decrease) in cash and cash equivalents		**3,076**	**6,650**
Cash and cash equivalents at the beginning of the period		7,452	2,770
Effects of changes in exchange rates on cash and cash equivalents		(8)	(1)
Cash and cash equivalents at the end of the period	2c III	10,520	9,419
Cash		15	42
Securities purchased under agreements to resell - Collateral held		10,505	9,377

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Income		**4,572**	**3,683**
Financial operations		2,688	3,057
Other		1,884	626
Expenses		**(3,308)**	**(2,616)**
Financial operations		(3,175)	(2,554)
Other		(133)	(62)
Inputs purchased from third parties		**(44)**	**457**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(39)	(49)
Advertising, promotions and publication		(19)	(13)
Other		14	519
Gross added value		**1,220**	**1,524**
Deprecitation and amortization		**(34)**	**(34)**
Net added value produced by the company		**1,186**	**1,490**
Added value received through transfer - Results of equity method	**12**	**21,830**	**17,881**
Total added value to be distributed		**23,016**	**19,371**
Distribution of added value		**23,016**	**19,371**
Personnel		89	85
Compensation		86	82
Benefits		3	3
Taxes, fees and contributions		328	770
Federal		328	770
Return on third parties' capital - Rent		1	-
Return on capital		22,598	18,516
Dividends and interest on capital		6,313	4,942
Retained earnings for the period		16,285	13,574

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A.

Notes to the Financial Statements

At 09/30/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 09/30 of 2022 and 2021 for income statement

(*In millions of reais, except when indicated*)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on November 10, 2022.

Note 2 - Significant accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration.

On January 1, 2022, CMN Resolution No. 4,817/2020 came into force, which establishes the criteria for accounting recognition and measurement of investments in subsidiaries, associates and joint ventures, and the effects of their initial application are recorded in Stockholders' Equity, for the amount net of tax effects.

The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added. The presentation of the Statements of Cash Flow comparison was reviewed to equalize the current disclosure criterion.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Critical accounting estimates and judgments

The preparation of Consolidated and Individual Financial Statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments.

Topic	Notes
Consolidation	2b I and 2c I
Fair value of financial instruments	2b II and 17
Provision for loan losses	2b III, 6 and 21
Goodwill impairment	2b IV and 14
Deferred income tax and social contribution	2b V and 11
Defined benefit pension plans	2b VI and 19
Provisions, contingencies and legal obligations	2b VII and 9
Technical provisions for insurance, pension plan and premium bonds	2b VIII and 8

I - Consolidation

Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING CONSOLIDATED's involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

II - Fair value of financial instruments

The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded.

III - Provision for loan losses

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis, established in CMN Resolution No. 2,682, of December 21, 1999. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

IV - Goodwill impairment

The review of goodwill due to impairment reflects the Management's best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use.

To determine this estimate, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate.

The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium.

Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes.

V - Deferred income tax and social contribution

Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset to the extent that i) it is considered probable that ITAÚ UNIBANCO HOLDING CONSOLIDATED will generate future taxable income for its use; and ii) it presents a history of taxable income or income in at least three of the last five fiscal years. The expected realization of deferred tax assets is based on the projection of future taxable profits and other technical studies.

VI - Defined benefit pension plans

The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.

The main assumptions for Pension plan obligations are partly based on current market conditions.

VII - Provisions, contingencies and legal obligations

ITAÚ UNIBANCO HOLDING CONSOLIDATED periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated.

Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions.

Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts.

VIII - Technical provisions for insurance, pension plan and premium bonds

Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period.

c) Summary of main accounting practices

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, the operations of the companies and investment funds which it controls.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized on the basis of anticipated future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control (Note 2c XIV), prior to January 1, 2022, and for recognizing exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities and Derivative Financial Instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency[1,2]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2022	12/31/2021	09/30/2022	12/31/2021
In Brazil							
Banco Itaú BBA S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A. [3]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú CorpBanca Colombia S.A.	Colombian Peso	Colombia	Financial institution	65.27%	49.30%	65.27%	49.30%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.	Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	Chilean Peso	Chile	Financial institution	65.62%	56.60%	65.62%	56.60%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for CorpBanca New York Branch and Itaú Unibanco S.A. Miami Branch, which uses the US Dollar.
2) On January 1, 2022, the functional currency of the units Itaú Unibanco S.A. Miami Branch and Itaú BBA USA Securities Inc. was changed from reais into dollars due to the modification in the scope of activity and the main economic environment in which the units operate.
3) Company incorporated by Dibens Leasing S.A. - Arrendamento Mercantil at 03/31/2022.

II - Foreign currency translation

II.I - Functional and presentation currency

The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING CONSOLIDATED defines the functional currency as the currency of the primary economic environment in which the entity operates.

II.II - Foreign currency operations

Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the Statement of Income, unless they are related to cash flow hedges and hedges of net investments in foreign operations, which are recognized in Stockholders' Equity.

III - Cash and cash equivalents

Defined as cash and current accounts with banks, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days.

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, if significant, calculated pro rata on a daily basis.

V - Securities

Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Securities acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Securities, other than non-redeemable shares, for which the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity. They are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivative financial instruments

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders' equity. The ineffective portion is recorded directly in the statement of income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders' equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loans, leases and other credit operations (operations with lending characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments. Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

IX - Other assets

They are comprised of Assets Held for Sale, relating to real estate, vehicles and other assets available for sale (owned but deactivated, received as payment in kind or resulting from execution of guarantees). These assets are adjusted to fair value by setting up a provision in accordance with current regulations. This heading also covers Unearned Reinsurance Premiums (Note 2c XV) and Prepaid Expenses, corresponding to disbursements which will produce benefits in future years.

X - Investments in associates and joint ventures

Include goodwill identified in the acquisition of associates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method.

- Associates: are companies over which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but which it does not control.

- Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets.

XI - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period.

ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined.

XII - Goodwill

Corresponds to the amount paid in excess in the acquisition of investments and it is amortized based on the expected future profitability or on its realization. It is semiannually submitted to the asset impairment test with the adoption of an approach that involves the identification of cash-generating units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use.

The breakdown of Goodwill and Intangible assets is described in Note 14.

XIII - Intangible assets

Composed of: (i) Goodwill paid upon acquisition of a company, transferred to intangible assets due to merger of the acquired company's equity into the acquirer company; (ii) Rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software amortized over five years and customer portfolios amortized within ten years.

Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives and those with indefinite useful lives are tested on a semiannually basis to identify possible impairment losses.

XIV - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

XV - Insurance, pension plan and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Insurance premiums, coinsurance accepted and selling expenses are accounted for upon issue of the insurance policy or in accordance with term of the insurance, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions, gross revenue from premium bonds certificates and the respective technical provisions are recognized upon receipt.

Private pension plans

Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums

Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage.

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days.

Reinsurance

In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

Acquisition costs

Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract.

Insurance contract liabilities

Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels.

Liability adequacy test

ITAÚ UNIBANCO HOLDING CONSOLIDATED tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date.

Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period.

XVI - Provisions, contingent assets and contingent liabilities

These are possible rights and potential obligations arising from past events for which realization depends on uncertain future events.

Contingent assets are not recognized in the Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability.

These contingencies are evaluated based on Management's best estimates, and are classified as:

- **Probable:** in which liabilities are recognized in the balance sheet under Provisions.

- **Possible:** which are disclosed in the Financial Statements, but no provision is recorded.

- **Remote:** which require neither a provision nor disclosure.

The amount of deposits in guarantee is adjusted in accordance with current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and others, and with liquidity are recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

Legal obligations, tax and social security obligations

Represented by amounts payable for tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized for the full amount under discussion.

XVII - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XVIII - Income tax and social contribution

There are two components of the provision for income tax and social contribution: current and deferred.

The current component is approximately the total of taxes to be paid or recovered during the reporting period.

Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

The income tax and social contribution expense is recognized in the Statement of income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders' Equity, such as tax on marking available for sale financial assets to fair value, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the Statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the Statement of income under Other administrative expenses.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Commissions and banking fees

Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines.

- **Current account services:** substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Economic, Financial and Brokerage Advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided.

- **Funds management:** refers to fees charged for the management and performance of investment funds and consortia administration.

- **Credit operations and financial guarantees provided:** refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided.

- **Collection services:** refer to collection and charging services.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

XX - Post-employment benefits

Pension plans - defined benefit plans

The liability or asset, as the case may be, recognized in the balance sheet with respect to a defined benefit plan, corresponds to the present value of the defined benefit obligations at the balance sheet date less the fair value of the plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments at the rate for Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized in liabilities as expense, when due.

Other post-employment obligations

Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and the costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders' equity, in the period in which they occur.

Note 3 - Business development

Itaú CorpBanca Colombia S.A.

ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.'s capital for the amount of R$ 2,219.

The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations.

Non-controlling interest in XP Inc.

During 2020 and 2021, ITAÚ UNIBANCO HOLDING carried out the partial spin-off of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.) which was subsequently merged into XP INC on October 1, 2021.

On April 29, 2022, as set forth in the original agreement entered into in May 2017 and after approval by BACEN and regulatory bodies abroad, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a minority interest equivalent to 11.36% of XP INC's capital, for the amount of R$ 8,015.

Part of these shares, equivalent to 1.40% of XP INC's capital, was sold on June 7 and 9, 2022 for the amount of R$ 867. ITAÚ UNIBANCO HOLDING remained with an investment equivalent to 9.96% of XP INC's capital.

Itaú CorpBanca

ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders' agreement with Corp Group, which set forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders had the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING had the right to appoint the majority of members elected by this block.

At the Extraordinary Stockholders' Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA.

On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%.

On July 14, 2022, ITAÚ UNIBANCO HOLDING received, through its affiliates, shares issued by ITAÚ CORPBANCA within the scope of the debt restructuring of companies of the Corp Group, as approved by the court-supervised reorganization proceeding in the United States (Chapter 11). Accordingly, the equity interest increased to 65.62% and the stockholders' agreement of ITAÚ CORPBANCA was fully terminated.

Note 4 - Interbank investments

	09/30/2022						12/31/2021	
	0 - 30	**31 - 180**	**181 - 365**	**Over 365 days**	**Total**	**%**	**Total**	**%**
Money market	**237,339**	**31,527**	**17**	**79**	**268,962**	**85.1%**	**166,931**	**70.1%**
Collateral held [1]	60,659	9,874	17	79	70,629	22.3%	41,702	17.5%
Collateral repledge	173,277	11,872	-	-	185,149	58.6%	114,446	48.1%
Assets received as collateral with right to sell or repledge	11,929	11,872	-	-	23,801	7.5%	26,852	11.3%
Assets received as collateral without right to sell or repledge	161,348	-	-	-	161,348	51.1%	87,594	36.8%
Short position	3,403	9,781	-	-	13,184	4.2%	10,783	4.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**1,934**	**-**	**-**	**-**	**1,934**	**0.6%**	**1,524**	**0.6%**
Interbank deposits	**29,115**	**5,194**	**6,386**	**4,588**	**45,283**	**14.3%**	**69,661**	**29.3%**
Total [2]	**268,388**	**36,721**	**6,403**	**4,667**	**316,179**	**100.0%**	**238,116**	**100.0%**
% per maturity date	84.9%	11.6%	2.0%	1.5%	100.0%			
Total 12/31/2021	**192,056**	**33,568**	**5,840**	**6,652**	**238,116**			
% per maturity date	80.7%	14.1%	2.5%	2.7%	100.0%			

1) Includes R$ 8,178 (R$ 9,266 at 12/31/2021) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

2) Includes a securities valuation allowance in the amount of R$ (30) (R$ (57) at 12/31/2021).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held, amounting to R$ 10,505 (R$ 7,429 at 12/31/2021) with maturity up to 30 days, Interbank deposits amounting to R$ 7,295 (R$ 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 10,308 (R$ 7,843 at 12/31/2021) with maturity from 181 to 365 days and R$ 24,941 (R$ 43,393 at 12/31/2021) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

a) Summary per maturity

	09/30/2022											12/31/2021
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**234,530**	**(273)**	**(2,016)**	**232,241**	**30.2%**	**2,207**	**37**	**25,686**	**33,195**	**58,417**	**112,699**	**232,781**
Financial treasury bills	15,183	1	-	15,184	2.0%	-	-	993	4,524	3,590	6,077	27,835
National treasury bills	66,918	150	-	67,068	8.7%	2,194	-	11,015	3,867	38,213	11,779	65,440
National treasury notes	96,265	(359)	(1,418)	94,488	12.3%	13	37	8,079	24,804	11,166	50,389	88,049
National treasury / Securitization	95	-	19	114	-	-	-	-	-	-	114	140
Brazilian external debt bonds	56,069	(65)	(617)	55,387	7.2%	-	-	5,599	-	5,448	44,340	51,317
Government securities - abroad	**78,889**	**(49)**	**(562)**	**78,278**	**10.3%**	**17,953**	**13,613**	**10,904**	**14,364**	**12,305**	**9,139**	**60,626**
Argentina	3,769	(9)	(3)	3,757	0.5%	1,817	402	965	298	21	254	1,336
Chile	22,644	(4)	(243)	22,397	2.9%	11,602	1,547	2,785	352	337	5,774	21,391
Colombia	4,031	(27)	(196)	3,808	0.5%	137	-	109	873	1,113	1,576	3,831
Korea	10,424	-	-	10,424	1.4%	268	1,557	383	2,154	6,062	-	5,604
Spain	9,911	-	-	9,911	1.3%	1,024	1,988	1,071	3,095	2,733	-	6,132
United States	9,131	(3)	(47)	9,081	1.2%	2,174	3,395	655	1,089	965	803	7,190
Mexico	14,430	(3)	(89)	14,338	1.9%	535	3,808	4,761	5,222	-	12	12,408
Paraguay	3,530	(1)	27	3,556	0.5%	167	500	158	1,190	1,071	470	1,469
Peru	7	(1)	-	6	-	-	-	-	-	-	6	7
Switzerland	11	-	-	11	-	-	6	-	5	-	-	
Uruguay	1,001	(1)	(11)	989	0.1%	229	410	17	86	3	244	1,258
Corporate securities	**172,305**	**(368)**	**(2,622)**	**169,315**	**22.0%**	**19,522**	**5,216**	**3,813**	**11,096**	**18,100**	**111,568**	**146,395**
Shares	10,368	(60)	(1,358)	8,950	1.2%	8,950	-	-	-	-	-	7,725
Rural product note	22,874	-	(34)	22,840	3.0%	650	1,515	1,975	4,432	3,187	11,081	12,753
Bank deposit certificates	206	-	-	206	-	28	12	47	71	45	3	310
Real estate receivables certificates	7,919	(35)	(96)	7,788	1.0%	-	-	6	1	159	7,622	4,702
Fund quotas	**14,049**	**(111)**	**-**	**13,938**	**1.8%**	**4,474**	**178**	**-**	**1,343**	**3,396**	**4,547**	**10,218**
Credit rights	9,826	-	-	9,826	1.3%	362	178	-	1,343	3,396	4,547	6,916
Fixed income	2,392	-	-	2,392	0.3%	2,392	-	-	-	-	-	2,359
Variable income	1,831	(111)	-	1,720	0.2%	1,720	-	-	-	-	-	943
Debentures	88,287	(35)	(941)	87,311	11.3%	135	1,371	171	2,240	7,282	76,112	88,350
Eurobonds and other	9,047	(153)	(285)	8,609	1.1%	385	369	551	821	1,520	4,963	10,206
Financial bills	3,124	(24)	(1)	3,099	0.4%	53	282	265	983	360	1,156	2,729
Promissory and commercial notes	12,898	(1)	51	12,948	1.7%	4,448	1,381	658	1,166	1,913	3,382	7,487
Other	3,533	51	42	3,626	0.5%	399	108	140	39	238	2,702	1,915
PGBL / VGBL fund quotas [1]	**210,210**	**-**	**-**	210,210	**27.4%**	**210,210**	**-**	**-**	**-**	**-**	**-**	**197,648**
Subtotal - securities	**695,934**	**(690)**	**(5,200)**	**690,044**	**89.9%**	**249,892**	**18,866**	**40,403**	**58,655**	**88,822**	**233,406**	**637,450**
Trading securities	343,965	(690)	-	343,275	44.7%	222,496	1,960	13,312	33,388	20,087	52,032	329,640
Available for sale securities	190,011	-	(5,200)	184,811	24.1%	25,778	13,253	12,246	19,066	20,610	93,858	162,503
Held to maturity securities [2]	161,958	-	-	161,958	21.1%	1,618	3,653	14,845	6,201	48,125	87,516	145,307
Derivative financial instruments	**45,931**	**31,854**	**-**	**77,785**	**10.1%**	**10,796**	**8,126**	**9,946**	**5,778**	**9,705**	**33,434**	**68,856**
Total securities and derivative financial instruments (assets)	**741,865**	**31,164**	**(5,200)**	**767,829**	**100.0%**	**260,688**	**26,992**	**50,349**	**64,433**	**98,527**	**266,840**	**706,306**
Derivative financial instruments (liabilities)	**(46,185)**	**(26,869)**	**-**	**(73,054)**	**100.0%**	**(12,039)**	**(8,381)**	**(7,195)**	**(4,746)**	**(9,504)**	**(31,189)**	**(63,969)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

2) Unrecorded adjustment to fair value in the amount of R$ (5,118) (R$ (477) at 12/31/2021), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (131) (R$ (268) from 01/01 to 09/30/2021) of Financial Assets Available for Sale. The income related to securities and derivative financial instruments totaled R$ 252 (R$ 1,251 from 01/01 to 09/30/2021).

b) Summary by portfolio

	09/30/2022							
	Own portfolio	Restricted to				Derivative financial instruments	Assets guaranteeing technical provisions	Total
		Repurchase agreements	Free portfolio	Pledged guarantees (1)	Central Bank		Note 8b	
Government securities - Brazil	**117,246**	**47,998**	**45,759**	**3,907**	**3,886**	**-**	**13,445**	**232,241**
Financial treasury bills	13,143	340	-	833	-	-	868	15,184
National treasury bills	34,726	24,425	-	3,065	3,886	-	966	67,068
National treasury notes	57,783	23,233	1,052	9	-	-	11,611	94,488
National treasury / Securitization	114	-	-	-	-	-	-	114
Brazilian external debt bonds	11,480	-	43,907	-	-	-	-	55,387
Government securities - abroad	**63,140**	**3,730**	**1,464**	**9,928**	**-**	**-**	**16**	**78,278**
Argentina	3,573	3	-	181	-	-	-	3,757
Chile	18,763	3,574	-	60	-	-	-	22,397
Colombia	2,211	-	1,399	198	-	-	-	3,808
Korea	7,145	-	-	3,279	-	-	-	10,424
Spain	6,675	-	-	3,236	-	-	-	9,911
United States	8,807	-	-	274	-	-	-	9,081
Mexico	11,653	-	-	2,685	-	-	-	14,338
Paraguay	3,384	153	-	3	-	-	16	3,556
Peru	6	-	-	-	-	-	-	6
Switzerland	-	-	-	11	-	-	-	11
Uruguay	923	-	65	1	-	-	-	989
Corporate securities	**97,832**	**24,631**	**3,445**	**38,140**	**-**	**-**	**5,267**	**169,315**
Shares	8,234	-	-	3	-	-	713	8,950
Rural product note	22,840	-	-	-	-	-	-	22,840
Bank deposit certificates	109	-	-	-	-	-	97	206
Real estate receivables certificates	7,783	-	-	-	-	-	5	7,788
Fund quotas	**13,590**	**-**	**-**	**-**	**-**	**-**	**348**	**13,938**
Credit rights	9,624	-	-	-	-	-	202	9,826
Fixed income	2,246	-	-	-	-	-	146	2,392
Variable income	1,720	-	-	-	-	-	-	1,720
Debentures	25,139	24,628	-	35,573	-	-	1,971	87,311
Eurobonds and other	5,116	3	3,445	45	-	-	-	8,609
Financial bills	1,234	-	-	-	-	-	1,865	3,099
Promissory and commercial notes	10,161	-	-	2,519	-	-	268	12,948
Other	3,626	-	-	-	-	-	-	3,626
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**210,210**	**210,210**
Subtotal - securities	**278,218**	**76,359**	**50,668**	**51,975**	**3,886**	**-**	**228,938**	**690,044**
Trading securities	91,422	28,744	4,755	1,596	-	-	216,758	343,275
Available for sale securities	123,361	25,486	7,648	19,773	-	-	8,543	184,811
Held to maturity securities	63,435	22,129	38,265	30,606	3,886	-	3,637	161,958
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**77,785**	**-**	77,785
Total securities and derivative financial instruments (assets)	**278,218**	**76,359**	**50,668**	**51,975**	**3,886**	**77,785**	**228,938**	**767,829**
Total securities and derivative financial instruments (assets) - 12/31/2021	**247,666**	**104,941**	**39,941**	**29,102**	**5**	**68,856**	**215,795**	**706,306**

1) Represent securities deposited with Contingent Liabilities (Note 9d), Stock Exchanges and the Clearing Houses.

c) Trading securities

	09/30/2022										12/31/2021
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**98,310**	**(273)**	**98,037**	**28.5%**	**2,207**	**37**	**12,055**	**30,932**	**14,846**	**37,960**	**102,755**
Financial treasury bills	14,698	1	14,699	4.3%	-	-	993	4,523	3,590	5,593	23,888
National treasury bills	18,009	150	18,159	5.3%	2,194	-	2,874	1,799	5,434	5,858	29,614
National treasury notes	64,233	(359)	63,874	18.5%	13	37	8,079	24,610	5,811	25,324	46,872
Brazilian external debt bonds	1,370	(65)	1,305	0.4%	-	-	109	-	11	1,185	2,381
Government securities - abroad	**7,391**	**(49)**	**7,342**	**2.1%**	**2,952**	**1,393**	**934**	**543**	**93**	**1,427**	**5,064**
Argentina	2,629	(9)	2,620	0.7%	1,817	193	445	118	21	26	931
Chile	1,379	(4)	1,375	0.4%	765	247	180	43	61	79	378
Colombia	1,140	(27)	1,113	0.3%	-	-	1	-	-	1,112	1,059
United States	1,995	(3)	1,992	0.6%	307	896	269	348	-	172	2,599
Mexico	15	(3)	12	-	-	-	-	-	-	12	19
Paraguay	56	(1)	55	-	4	8	22	10	8	3	10
Peru	7	(1)	6	-	-	-	-	-	-	6	7
Uruguay	170	(1)	169	0.1%	59	49	17	24	3	17	61
Corporate securities	**28,054**	**(368)**	**27,686**	**8.2%**	**7,127**	**530**	**323**	**1,913**	**5,148**	**12,645**	**24,173**
Shares	2,667	(60)	2,607	0.8%	2,607	-	-	-	-	-	2,852
Bank deposit certificates	176	-	176	0.1%	23	8	45	66	34	-	182
Real estate receivables certificates	710	(35)	675	0.2%	-	-	6	1	3	665	135
Fund quotas	**13,780**	**(111)**	**13,669**	**3.9%**	**4,205**	**178**	**-**	**1,343**	**3,396**	**4,547**	**10,012**
Credit rights	9,826	-	9,826	2.8%	362	178	-	1,343	3,396	4,547	6,916
Fixed income	2,123	-	2,123	0.6%	2,123	-	-	-	-	-	2,153
Variable income	1,831	(111)	1,720	0.5%	1,720	-	-	-	-	-	943
Debentures	3,629	(35)	3,594	1.1%	29	56	25	133	207	3,144	3,231
Eurobonds and other	3,572	(153)	3,419	1.0%	-	241	85	18	1,072	2,003	5,441
Financial bills	2,010	(24)	1,986	0.6%	53	47	137	342	307	1,100	1,632
Financial bills	269	(1)	268	0.1%	-	-	17	4	118	129	230
Other	1,241	51	1,292	0.4%	210	-	8	6	11	1,057	458
PGBL / VGBL fund quotas	**210,210**	**-**	210,210	**61.2%**	**210,210**	**-**	**-**	**-**	**-**	**-**	**197,648**
Total	**343,965**	**(690)**	**343,275**	**100.0%**	**222,496**	**1,960**	**13,312**	**33,388**	**20,087**	**52,032**	**329,640**
% per maturity date					64.8%	0.6%	3.9%	9.7%	5.9%	15.2%	
Total 12/31/2021	**331,452**	**(1,812)**	**329,640**	**100.0%**	**206,861**	**2,868**	**3,469**	**23,941**	**43,485**	**49,016**	
% per maturity date					62.7%	0.9%	1.1%	7.2%	13.2%	14.9%	

At 09/30/2022, ITAÚ UNIBANCO HOLDING's portfolio comprises National Treasury Notes in the amount of R$ 147 with maturity over 365 days (R$ 160 at 12/31/2021).

d) Available for sale securities

	09/30/2022										12/31/2021
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**39,743**	**(2,016)**	**37,727**	**20.4%**	**-**	**-**	**479**	**2,263**	**6,255**	**28,730**	**45,456**
Financial treasury bills	485	-	485	0.3%	-	-	-	1	-	484	3,947
National treasury bills	6,588	-	6,588	3.6%	-	-	-	2,068	900	3,620	3,168
National treasury notes	24,396	(1,418)	22,978	12.3%	-	-	-	194	5,355	17,429	33,661
National treasury / Securitization	95	19	114	0.1%	-	-	-	-	-	114	140
Brazilian external debt bonds	8,179	(617)	7,562	4.1%	-	-	479	-	-	7,083	4,540
Government securities - abroad	**45,935**	**(562)**	**45,373**	**24.6%**	**13,572**	**8,675**	**8,409**	**7,878**	**3,407**	**3,432**	**37,135**
Argentina	1,140	(3)	1,137	0.6%	-	209	520	180	-	228	405
Chile	17,002	(243)	16,759	9.1%	10,837	1,300	2,605	293	271	1,453	15,269
Colombia	1,964	(196)	1,768	1.0%	-	-	1	195	1,108	464	1,847
United States	7,136	(47)	7,089	3.8%	1,867	2,499	386	741	965	631	4,591
Mexico	14,415	(89)	14,326	7.8%	535	3,808	4,761	5,222	-	-	12,389
Paraguay	3,457	27	3,484	1.9%	163	492	136	1,180	1,063	450	1,459
Switzerland	11	-	11	-	-	6	-	5	-	-	-
Uruguay	810	(11)	799	0.4%	170	361	-	62	-	206	1,175
Corporate securities	**104,333**	**(2,622)**	**101,711**	**55.0%**	**12,206**	**4,578**	**3,358**	**8,925**	**10,948**	**61,696**	**79,912**
Shares	7,701	(1,358)	6,343	3.4%	6,343	-	-	-	-	-	4,873
Rural product note	22,874	(34)	22,840	12.4%	650	1,515	1,975	4,432	3,187	11,081	12,753
Bank deposit certificates	30	-	30	-	5	4	2	5	11	3	128
Real estate receivables certificates	3,987	(96)	3,891	2.1%	-	-	-	-	-	3,891	1,032
Fund quotas of fixed income	269	-	269	0.2%	269	-	-	-	-	-	206
Debentures	48,432	(941)	47,491	25.6%	106	1,315	146	1,878	5,239	38,807	46,344
Eurobonds and other	5,442	(285)	5,157	2.8%	385	128	466	782	436	2,960	4,765
Financial bills	1,114	(1)	1,113	0.6%	-	235	128	641	53	56	1,097
Promissory and commercial notes	12,629	51	12,680	6.9%	4,448	1,381	641	1,162	1,795	3,253	7,257
Other	1,855	42	1,897	1.0%	-	-	-	25	227	1,645	1,457
Total (1)	**190,011**	**(5,200)**	**184,811**	**100.0%**	**25,778**	**13,253**	**12,246**	**19,066**	**20,610**	**93,858**	**162,503**
% per maturity date					13.9%	7.2%	6.6%	10.3%	11.2%	50.8%	
Total 12/31/2021	**165,860**	**(3,357)**	**162,503**	**100.0%**	**19,465**	**12,024**	**11,439**	**20,134**	**12,932**	**86,509**	
% per maturity date					12.0%	7.4%	7.0%	12.4%	8.0%	53.2%	

1) In order to reflect the current risk management strategy, in the period ended at 09/30/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Shares, before classified as Trading securities, in the amount of R$ 43, and of Debentures, before classified as Held to maturity securities, in the amount of R$ 1,484.

At 09/30/2022, ITAÚ UNIBANCO HOLDING's portfolio comprises Financial Bills in the amount of R$ 1,001 with maturity over 365 days (R$ 0 at 12/31/2021).

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (592) (R$ (783) at 12/31/2021) referring to the adjustment to fair value of securities reclassified from Available for sale to Held to maturity.

	09/30/2022									12/31/2021	
	Cost	**%**	**0 - 30**	**31 - 90**	**91 - 180**	**181 - 365**	**366 - 720**	**Over 720 days**	**Fair value**	**Cost**	**Fair value**
Government securities - Brazil	**96,477**	**59.6%**	**-**	**-**	**13,152**	**-**	**37,316**	**46,009**	**93,102**	**84,570**	**84,789**
National treasury bills	42,321	26.1%	-	-	8,141	-	31,879	2,301	41,289	32,658	31,548
National treasury notes	7,636	4.7%	-	-	-	-	-	7,636	8,299	7,516	8,119
Brazilian external debt bonds	46,520	28.8%	-	-	5,011	-	5,437	36,072	43,514	44,396	45,122
Government securities - abroad	**25,563**	**15.7%**	**1,429**	**3,545**	**1,561**	**5,943**	**8,805**	**4,280**	**25,262**	**18,427**	**18,423**
Chile	4,263	2.6%	-	-	-	16	5	4,242	4,187	5,744	5,744
Colombia	927	0.6%	137	-	107	678	5	-	910	925	913
Korea	10,424	6.4%	268	1,557	383	2,154	6,062	-	10,303	5,604	5,604
Spain	9,911	6.1%	1,024	1,988	1,071	3,095	2,733	-	9,819	6,132	6,128
Paraguay	17	-	-	-	-	-	-	17	16	-	-
Uruguay	21	-	-	-	-	-	-	21	27	22	34
Corporate securities	**39,918**	**24.7%**	**189**	**108**	**132**	**258**	**2,004**	**37,227**	**38,476**	**42,310**	**41,618**
Real estate receivables certificates	3,222	2.0%	-	-	-	-	156	3,066	3,055	3,535	3,368
Debentures	36,226	22.4%	-	-	-	229	1,836	34,161	34,963	38,775	38,250
Eurobonds and other	33	-	-	-	-	21	12	-	33	-	-
Other	437	0.3%	189	108	132	8	-	-	425	-	-
Total	**161,958**	**100.0%**	**1,618**	**3,653**	**14,845**	**6,201**	**48,125**	**87,516**	**156,840**	**145,307**	**144,830**
% per maturity date			1.0%	2.3%	9.2%	3.8%	29.7%	54.0%			
Total - 12/31/2021	**145,307**	**100.0%**	**41**	**213**	**1,729**	**8,329**	**15,404**	**119,591**	**144,830**		
% per maturity date			0.1%	0.1%	1.2%	5.7%	10.6%	82.3%			

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 7,567 (R$ 4,206 at 12/31/2021) and was basically comprised of cash deposits.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	09/30/2022										12/31/2021
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	19,102	31,384	50,486	64.8%	666	1,123	5,940	3,677	7,842	31,238	38,013
Option agreements	11,495	(689)	10,806	13.9%	1,844	5,167	1,399	651	835	910	21,230
Forwards	5,537	(20)	5,517	7.1%	5,045	336	120	9	2	5	2,941
Credit derivatives	399	57	456	0.6%	-	2	6	3	10	435	242
NDF - Non Deliverable Forward	9,099	593	9,692	12.5%	2,841	1,471	2,457	1,411	974	538	5,943
Other derivative financial instruments	299	529	828	1.1%	400	27	24	27	42	308	487
Total	**45,931**	**31,854**	**77,785**	**100.0%**	**10,796**	**8,126**	**9,946**	**5,778**	**9,705**	**33,434**	**68,856**
% per maturity date					13.9%	10.4%	12.8%	7.4%	12.5%	43.0%	
Total 12/31/2021	**41,857**	**26,999**	**68,856**	**100.0%**	**15,337**	**6,161**	**6,029**	**5,628**	**8,831**	**26,870**	
% per maturity date					22.4%	8.9%	8.8%	8.2%	12.8%	38.9%	

	09/30/2022										12/31/2021
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(17,245)	(26,162)	(43,407)	59.4%	(613)	(897)	(4,180)	(2,590)	(7,381)	(27,746)	(34,646)
Option agreements	(13,564)	(302)	(13,866)	19.1%	(3,859)	(5,520)	(862)	(711)	(1,089)	(1,825)	(23,312)
Forwards	(4,797)	(49)	(4,846)	6.6%	(4,846)	-	-	-	-	-	(762)
Credit derivatives	(635)	(177)	(812)	1.1%	-	(4)	(2)	(3)	(14)	(789)	(198)
NDF - Non Deliverable Forward	(9,701)	52	(9,649)	13.2%	(2,681)	(1,944)	(2,107)	(1,372)	(1,018)	(527)	(4,896)
Other derivative financial instruments	(243)	(231)	(474)	0.6%	(40)	(16)	(44)	(70)	(2)	(302)	(155)
Total	**(46,185)**	**(26,869)**	**(73,054)**	**100.0%**	**(12,039)**	**(8,381)**	**(7,195)**	**(4,746)**	**(9,504)**	**(31,189)**	**(63,969)**
% per maturity date					16.5%	11.5%	9.8%	6.5%	13.0%	42.7%	
Total 12/31/2021	**(41,664)**	**(22,305)**	**(63,969)**	**100.0%**	**(7,107)**	**(7,066)**	**(9,108)**	**(7,642)**	**(8,679)**	**(24,367)**	
% per maturity date					11.1%	11.0%	14.2%	11.9%	13.6%	38.2%	

The result of derivative financial instruments in the period totaled R$ 1,859 (R$ 7,175 from 01/01 to 09/30/2021).

In ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving Interest, in asset position, totaled R$ 0 (R$ 274 at 12/31/2021) with maturity from 31 to 180 days. The market values related to Swap contract positions, involving Foreign currency, in liability position, totaled R$ 93 (R$ 367 at 12/31/2021) with maturity from 31 to 180 days.

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	09/30/2022	12/31/2021	09/30/2022	09/30/2022	09/30/2022	12/31/2021
Future contracts	**1,082,700**	**857,781**	**-**	**-**	**-**	**-**
Purchase commitments	**392,532**	**470,895**	**-**	**-**	**-**	**-**
Shares	5,065	14,627	-	-	-	-
Commodities	682	703	-	-	-	-
Interest	371,308	429,862	-	-	-	-
Foreign currency	15,477	25,703	-	-	-	-
Commitments to sell	**690,168**	**386,886**	**-**	**-**	**-**	**-**
Shares	9,424	14,181	-	-	-	-
Commodities	2,539	3,308	-	-	-	-
Interest	655,641	342,575	-	-	-	-
Foreign currency	22,564	26,822	-	-	-	-
Swap contracts			**1,857**	**5,222**	**7,079**	**3,367**
Asset position	**1,428,791**	**1,338,457**	**19,102**	**31,384**	**50,486**	**38,013**
Commodities	60	2	1	-	1	-
Interest	1,363,289	1,318,082	16,497	30,615	47,112	34,173
Foreign currency	65,442	20,373	2,604	769	3,373	3,840
Liability position	**1,428,791**	**1,338,457**	**(17,245)**	**(26,162)**	**(43,407)**	**(34,646)**
Shares	1,332	497	(135)	60	(75)	(40)
Commodities	178	130	-	-	-	(1)
Interest	1,340,085	1,309,778	(15,712)	(24,755)	(40,467)	(32,708)
Foreign currency	87,196	28,052	(1,398)	(1,467)	(2,865)	(1,897)
Option contracts	**600,846**	**1,627,399**	**(2,069)**	**(991)**	**(3,060)**	**(2,082)**
Purchase commitments - long position	**91,865**	**147,475**	**7,598**	**(3,092)**	**4,506**	**19,455**
Shares	47,249	11,907	6,540	(2,916)	3,624	1,656
Commodities	811	471	43	(2)	41	40
Interest	10,477	65,782	57	110	167	208
Foreign currency	33,328	69,315	958	(284)	674	17,551
Commitments to sell - long position	**207,126**	**668,380**	**3,897**	**2,403**	**6,300**	**1,775**
Shares	54,242	18,928	3,335	2,453	5,788	1,217
Commodities	306	306	10	3	13	6
Interest	135,554	582,086	71	27	98	6
Foreign currency	17,024	67,060	481	(80)	401	546
Purchase commitments - short position	**83,127**	**83,334**	**(7,626)**	**2,733**	**(4,893)**	**(21,141)**
Shares	45,965	14,045	(6,791)	3,656	(3,135)	(1,534)
Commodities	841	274	(26)	13	(13)	(9)
Interest	8,802	6,884	(39)	(1,084)	(1,123)	(880)
Foreign currency	27,519	62,131	(770)	148	(622)	(18,718)
Commitments to sell - short position	**218,728**	**728,210**	**(5,938)**	**(3,035)**	**(8,973)**	**(2,171)**
Shares	56,179	16,545	(4,952)	(3,074)	(8,026)	(1,016)
Commodities	512	266	(25)	(1)	(26)	(8)
Interest	138,946	642,475	(82)	(9)	(91)	(16)
Foreign currency	23,091	68,924	(879)	49	(830)	(1,131)
Forward operations	**18,380**	**26,129**	**740**	**(69)**	**671**	**2,179**
Purchases receivable	**2,341**	**1,016**	**2,341**	**(20)**	**2,321**	**989**
Shares	575	948	575	(26)	549	921
Commodities	6	-	6	(1)	5	
Interest	1,760	68	1,760	7	1,767	68
Purchases payable obligations	**-**	**-**	**(1,760)**	**2**	**(1,758)**	**(68)**
Interest	-	-	(1,760)	2	(1,758)	(68)
Sales receivable	**7,239**	**20,765**	**3,196**	**-**	**3,196**	**1,952**
Shares	164	1,258	159	1	160	1,243
Interest	-	-	3,037	(1)	3,036	694
Foreign currency	7,075	19,507	-	-	-	15
Sales deliverable obligations	**8,800**	**4,348**	**(3,037)**	**(51)**	**(3,088)**	**(694)**
Interest	3,037	694	(3,037)	(51)	(3,088)	(694)
Foreign currency	5,763	3,654	-	-	-	-
Credit derivatives	**33,240**	**21,556**	**(236)**	**(120)**	**(356)**	**44**
Asset position	**13,733**	**13,414**	**399**	**57**	**456**	**242**
Shares	1,620	1,784	57	3	60	64
Commodities	-	18	-	-	-	-
Interest	12,113	11,612	342	54	396	178
Liability position	**19,507**	**8,142**	**(635)**	**(177)**	**(812)**	**(198)**
Shares	3,464	1,865	(62)	(68)	(130)	(46)
Interest	16,043	6,277	(573)	(109)	(682)	(152)
NDF - Non Deliverable Forward	**351,973**	**278,531**	**(602)**	**645**	**43**	**1,047**
Asset position	**176,966**	**144,123**	**9,099**	**593**	**9,692**	**5,943**
Shares	-	5	-	-	-	-
Commodities	2,422	2,489	310	27	337	477
Foreign currency	174,544	141,629	8,789	566	9,355	5,466
Liability position	**175,007**	**134,408**	**(9,701)**	**52**	**(9,649)**	**(4,896)**
Commodities	1,718	1,104	(1,294)	74	(1,220)	(47)
Foreign currency	173,289	133,304	(8,407)	(22)	(8,429)	(4,849)
Other derivative financial instruments	**8,854**	**6,217**	**56**	**298**	**354**	**332**
Asset position	**7,751**	**5,256**	**299**	**529**	**828**	**487**
Shares	804	202	-	45	45	8
Commodities	633	-	10	4	14	-
Interest	6,314	4,993	289	77	366	194
Foreign currency	-	61	-	403	403	285
Liability position	**1,103**	**961**	**(243)**	**(231)**	**(474)**	**(155)**
Shares	194	576	-	(3)	(3)	(20)
Commodities	520	-	(6)	(5)	(11)	-
Interest	286	376	(225)	(215)	(440)	(134)
Foreign currency	103	9	(12)	(8)	(20)	(1)
		Asset	**45,931**	**31,854**	**77,785**	**68,856**
		Liability	**(46,185)**	**(26,869)**	**(73,054)**	**(63,969)**
		Total	**(254)**	**4,985**	**4,731**	**4,887**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	**0 - 30**	**31 - 180**	**181 - 365**	**Over 365 days**	**09/30/2022**	**12/31/2021**
Future contracts	178,593	571,286	176,139	156,682	1,082,700	857,781
Swap contracts	25,175	412,688	143,504	847,424	1,428,791	1,338,457
Option contracts	163,703	369,801	31,007	36,335	600,846	1,627,399
Forwards	10,811	6,951	610	8	18,380	26,129
Credit derivatives	-	8,614	1,556	23,070	33,240	21,556
NDF - Non Deliverable Forward	126,185	140,671	44,413	40,704	351,973	278,531
Other derivative financial instruments	34	1,806	1,133	5,881	8,854	6,217

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2022						
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	**1,082,256**	**926,922**	**499,639**	**13,578**	**15,153**	**77,222**	**-**
Over-the-counter market	**444**	**501,869**	**101,207**	**4,802**	**18,087**	**274,751**	**8,854**
Financial institutions	-	375,646	54,846	4,796	18,087	133,208	6,599
Companies	444	118,506	45,152	6	-	140,413	2,254
Individuals	-	7,717	1,209	-	-	1,130	1
Total	**1,082,700**	**1,428,791**	**600,846**	**18,380**	**33,240**	**351,973**	**8,854**
Total 12/31/2021	**857,781**	**1,338,457**	**1,627,399**	**26,129**	**21,556**	**278,531**	**6,217**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2022			12/31/2021		
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(17,925)	7,644	(10,281)	(9,837)	6,109	(3,728)
TRS	(7,671)	-	(7,671)	(5,610)	-	(5,610)
Total	**(25,596)**	**7,644**	**(17,952)**	**(15,447)**	**6,109**	**(9,338)**

The effect of the risk received on the reference equity (Note 21c) was R$ 111 (R$ 135 at 12/31/2021).

During the period, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / LIBOR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

Strategies	09/30/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	132,393	1,019	1,019	132,804	1,019
Hedge of assets transactions	6,774	-	(398)	(398)	6,376	(398)
Hedge of asset-backed securities under repurchase agreements	45,918	-	(1,471)	(1,471)	44,435	(1,471)
Hedge of assets denominated in UF	12,448	-	(113)	(113)	12,561	(113)
Hedge of funding	-	4,939	127	127	5,066	127
Hedge of loan operations	273	-	(8)	(8)	281	(8)
Foreign exchange risk						
Hedge of highly probable forecast transactions		283	(22)	75	305	(22)
Hedge of funding	-	375	(2)	(2)	373	(2)
Total	**65,413**	**137,990**	**(868)**	**(771)**	**202,201**	**(868)**

Strategies	12/31/2021					
	Hedge item				Hedge instruments	
	Book value		Variation in the amounts recognized in Stockholders' equity [1]	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	38,445	1,064	1,064	38,080	1,072
Hedge of assets transactions	8,621	-	(409)	(409)	8,213	(409)
Hedge of asset-backed securities under repurchase agreements	40,526	-	(1,686)	(1,686)	39,962	(1,698)
Hedge of assets denominated in UF	14,558	-	(127)	(127)	14,683	(127)
Hedge of funding	-	5,749	30	30	5,779	30
Hedge of loan operations	131	-	-	-	131	1
Foreign exchange risk						
Hedge of highly probable forecast transactions	3,508	-	185	653	3,508	185
Total	**67,344**	**44,194**	**(943)**	**(475)**	**110,356**	**(946)**

1) Recorded under heading Other comprehensive income.

Hedge instruments	09/30/2022						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	183,615	71	69	(850)	(850)	-	-
Forward	14,411	178	1,009	(117)	(117)	-	-
Swaps	3,497	185	9	123	123	-	-
Foreign exchange risk (4)							
Futures	300	47	2	(21)	(21)	-	378
Forward	5	-	1	(1)	(1)	-	-
Swaps	373	42	-	(2)	(2)	-	-
Total	**202,201**	**523**	**1,090**	**(868)**	**(868)**	**-**	**378**

Hedge instruments	12/31/2021						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	86,255	58	24	(1,035)	(1,031)	(4)	(16)
Forward	16,830	118	593	(118)	(118)	-	-
Swaps	3,763	19	-	22	21	1	-
Foreign exchange risk (4)							
Futures	3,480	252	-	185	185	-	-
Forward	28	-	-	-	-	-	-
Total	**110,356**	**447**	**617**	**(946)**	**(943)**	**(3)**	**(16)**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ 952 (R$ 378 at 12/31/2021).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates relating to recognized assets and liabilities.

Strategies	09/30/2022						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	17,205	-	16,686	-	(519)	17,205	519
Hedge of funding	-	14,779	-	13,458	1,321	14,779	(1,317)
Hedge of available for sale securities	20,011	-	18,894	-	(1,117)	17,134	1,108
Hedge of other financial assets	31,428	-	30,060	-	(1,368)	30,622	1,392
Total	**68,644**	**14,779**	**65,640**	**13,458**	**(1,683)**	**79,740**	**1,702**

Strategies	12/31/2021						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	8,890	-	8,917	-	27	8,890	(28)
Hedge of funding	-	11,051	-	10,661	390	11,051	(388)
Hedge of available for sale securities	12,688	-	12,084	-	(604)	13,545	599
Hedge of other financial assets	19,551	-	19,121	-	(430)	19,437	422
Total	**41,129**	**11,051**	**40,122**	**10,661**	**(617)**	**52,923**	**605**

1) Recorded under heading results from Securities and derivative financial instruments.

At 12/31/2021, the amount of R$ 23,506 was reversed from the hedge relationship, which effective portion is R$ 679, with no effect on the result because it is a market risk hedge of Available for sale securities.

Hedge instruments	09/30/2022				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	42,105	1,750	1,354	(377)	(6)
Other Derivatives	2,600	-	2,692	1,491	-
Futures	35,035	1	44	588	25
Total	**79,740**	**1,751**	**4,090**	**1,702**	**19**

Hedge instruments	12/31/2021				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	24,056	108	551	(350)	(4)
Other Derivatives	4,839	-	4,729	1,483	-
Futures	24,028	-	5	(528)	(8)
Total	**52,923**	**108**	**5,285**	**605**	**(12)**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy for net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	09/30/2022					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	7,172	-	(12,694)	(12,694)	8,481	(12,932)
Total	**7,172**	**-**	**(12,694)**	**(12,694)**	**8,481**	**(12,932)**

Strategies	12/31/2021					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	11,325	-	(12,695)	(12,695)	15,924	(12,724)
Total	**11,325**	**-**	**(12,695)**	**(12,695)**	**15,924**	**(12,724)**

1) Recorded under heading Other comprehensive income.

In the period, the amount of R$ 7,049 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders' equity) is R$ (1,788) (R$ (5,223) at 12/31/2021), with no effect on the result as foreign investments were maintained.

Hedge instruments	09/30/2022						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	-	-	-	(5,718)	(5,676)	(42)	-
Future / NDF - Non Deliverable Forward	4,733	113	206	(747)	(600)	(147)	-
Future / Financial Assets	3,748	4,203	1,580	(6,467)	(6,418)	(49)	-
Total	**8,481**	**4,316**	**1,786**	**(12,932)**	**(12,694)**	**(238)**	**-**

Hedge instruments	12/31/2021						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,126	286	-	(2,780)	(2,765)	(15)	-
Future / NDF - Non Deliverable Forward	8,036	209	95	(3,043)	(3,062)	(19)	-
Future / Financial Assets	5,762	6,566	3,653	(6,901)	(6,868)	(33)	-
Total	**15,924**	**7,061**	**3,748**	**(12,724)**	**(12,695)**	**(67)**	**-**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

	09/30/2022							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	95,742	24,972	7,907	-	3,832	351	-	132,804
Hedge of highly probable forecast transactions	305	-	-	-	-	-	-	305
Hedge of assets transactions	-	6,376	-	-	-	-	-	6,376
Hedge of assets denominated in UF	11,256	1,305	-	-	-	-	-	12,561
Hedge of funding (Cash flow)	5,072	135	-	-	-	232	-	5,439
Hedge of loan operations (Cash flow)	28	-	253	-	-	-	-	281
Hedge of loan operations (Market risk)	3,834	3,270	1,214	2,388	2,740	3,759	-	17,205
Hedge of funding (Market risk)	2,007	1,091	1,293	2,884	532	5,877	1,095	14,779
Hedge of available for sale securities	1,983	1,622	2,959	1,163	1,171	5,174	3,062	17,134
Hedge of asset-backed securities under repurchase agreements	16,187	9,513	18,071	35	629	-	-	44,435
Hedge of net investment in foreign operations (1)	8,481	-	-	-	-	-	-	8,481
Hedge of other financial assets (Market risk)	20,888	511	918	1,646	200	5,309	1,150	30,622
Total	**165,783**	**48,795**	**32,615**	**8,116**	**9,104**	**20,702**	**5,307**	**290,422**

	12/31/2021							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	10,680	13,838	6,771	5,257	-	1,534	-	38,080
Hedge of highly probable forecast transactions	3,508	-	-	-	-	-	-	3,508
Hedge of assets transactions	2,198	-	6,015	-	-	-	-	8,213
Hedge of assets denominated in UF	10,148	4,535	-	-	-	-	-	14,683
Hedge of funding (Cash flow)	2,147	3,632	-	-	-	-	-	5,779
Hedge of loan operations (Cash flow)	131	-	-	-	-	-	-	131
Hedge of loan operations (Market risk)	3,377	1,522	797	838	809	1,547	-	8,890
Hedge of funding (Market risk)	1,206	1,072	302	273	2,920	3,916	1,362	11,051
Hedge of available for sale securities	602	4,535	1,952	1,908	1,108	1,508	1,932	13,545
Hedge of asset-backed securities under repurchase agreements	2,322	14,963	8,976	13,098	-	603	-	39,962
Hedge of net investment in foreign operations (1)	13,888	-	-	-	-	-	-	13,888
Hedge of other financial assets (Market risk)	13,613	513	482	825	1,170	2,200	634	19,437
Total	**63,820**	**44,610**	**25,295**	**22,199**	**6,007**	**11,308**	**3,928**	**177,167**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on theresults, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas),which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2022		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.1)	(19.7)	(40.4)
Currency Coupon	Foreign Exchange Coupon Rates	(0.3)	(159.6)	(305.6)
Foreign Currency	Foreign Exchange Rates	(3.2)	(3.2)	45.3
Price Indices	Inflation Coupon Rates	0.2	(29.3)	(68.3)
Equities	Prices of Equities	0.8	(27.4)	(20.4)
Other	Exposures that do not fall under the definitions above	-	(8.4)	(22.7)
Total		**(2.6)**	**(247.6)**	**(412.1)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2022		
Risk factors	Risk of variations in:	Scenarios (1)		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(9.8)	(2,949.2)	(5,690.4)
Currency Coupon	Foreign Exchange Coupon Rates	(1.6)	(281.5)	(517.9)
Foreign Currency	Foreign Exchange Rates	2.2	(44.1)	(24.7)
Price Indices	Inflation Coupon Rates	(0.6)	(184.2)	(586.3)
TR	TR Coupon Rates	0.2	(46.7)	(126.6)
Equities	Prices of Equities	3.7	(103.3)	(173.8)
Other	Exposures that do not fall under the definitions above	-	(13.8)	(41.9)
Total		**(5.9)**	**(3,622.8)**	**(7,161.6)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	09/30/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**423,449**	**152,864**	**70,688**	**32,174**	**10,765**	**5,918**	**5,461**	**5,444**	**13,909**	**720,672**	**677,325**
Loans and discounted trade receivables	189,791	121,222	56,615	23,384	8,023	4,666	4,303	4,526	12,230	424,760	407,183
Financing	87,251	19,172	9,717	6,362	2,036	957	622	739	1,264	128,120	120,325
Farming financing	11,333	1,594	628	31	53	-	3	-	9	13,651	11,321
Real estate financing	135,074	10,876	3,728	2,397	653	295	533	179	406	154,141	138,496
Lease operations	**2,639**	**3,551**	**693**	**458**	**90**	**35**	**42**	**30**	**73**	**7,611**	**8,617**
Credit card operations	**2,269**	**110,821**	**12,079**	**2,759**	**1,539**	**1,687**	**1,580**	**2,034**	**6,465**	**141,233**	**123,027**
Advance on exchange contracts (1)	**9,120**	**319**	**349**	**26**	**19**	**8**	**72**	**8**	**-**	**9,921**	**8,551**
Other sundry receivables (2)	**159**	**378**	**95**	**-**	**-**	**5**	**7**	**73**	**121**	**838**	**1,554**
Total operations with credit granting characteristics	**437,636**	**267,933**	**83,904**	**35,417**	**12,413**	**7,653**	**7,162**	**7,589**	**20,568**	**880,275**	**819,074**
Financial guarantees provided (3)										**89,278**	**82,910**
Total with Financial guarantees provided	**437,636**	**267,933**	**83,904**	**35,417**	**12,413**	**7,653**	**7,162**	**7,589**	**20,568**	**969,553**	**901,984**
Total operations with credit granting characteristics at 12/31/2021	**423,593**	**217,573**	**75,325**	**50,054**	**15,811**	**6,678**	**6,841**	**7,851**	**15,348**	**819,074**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

II - By maturity and risk level

	09/30/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1,2]						
Falling due installments	**-**	**-**	**2,950**	**3,066**	**2,843**	**2,213**	**1,828**	**1,883**	**5,566**	**20,349**	**16,085**
01 to 30	-	-	128	133	97	101	93	82	327	961	736
31 to 60	-	-	112	122	179	117	90	80	298	998	708
61 to 90	-	-	109	115	83	90	83	75	275	830	717
91 to 180	-	-	288	304	216	241	224	231	731	2,235	1,779
181 to 365	-	-	481	494	444	403	354	349	1,167	3,692	2,979
Over 365 days	-	-	1,832	1,898	1,824	1,261	984	1,066	2,768	11,633	9,166
Overdue installments	**-**	**-**	**1,008**	**1,332**	**1,648**	**1,890**	**2,027**	**3,050**	**11,149**	**22,104**	**16,097**
01 to 14	-	-	10	49	33	41	37	30	135	335	284
15 to 30	-	-	964	202	109	99	106	80	262	1,822	1,395
31 to 60	-	-	34	1,041	340	385	300	215	454	2,769	1,894
61 to 90	-	-	-	25	1,120	203	451	255	471	2,525	1,654
91 to 180	-	-	-	15	46	1,094	1,064	2,376	2,039	6,634	5,328
181 to 365	-	-	-	-	-	68	69	94	7,472	7,703	5,260
Over 365 days									316	316	282
Subtotal (a)	**-**	**-**	**3,958**	**4,398**	**4,491**	**4,103**	**3,855**	**4,933**	**16,715**	**42,453**	**32,182**
Subtotal 12/31/2021	**-**	**-**	**2,671**	**3,482**	**3,329**	**2,918**	**3,158**	**4,695**	**11,929**	**32,182**	
					Non-overdue operations						
Falling due installments	**436,313**	**266,490**	**79,533**	**30,744**	**7,835**	**3,496**	**3,254**	**2,621**	**3,777**	**834,063**	**784,320**
01 to 30	35,416	59,345	14,208	4,268	595	340	376	320	727	115,595	99,641
31 to 60	36,811	26,579	5,790	2,063	582	160	168	80	346	72,579	65,586
61 to 90	23,449	19,005	5,826	1,629	598	208	117	84	195	51,111	43,635
91 to 180	43,568	35,636	10,581	3,471	899	385	293	188	345	95,366	90,354
181 to 365	58,429	37,394	12,654	5,263	1,373	689	423	557	447	117,229	109,887
Over 365 days	238,640	88,531	30,474	14,050	3,788	1,714	1,877	1,392	1,717	382,183	375,217
Overdue up to 14 days	**1,323**	**1,443**	**413**	**275**	**87**	**54**	**53**	**35**	**76**	**3,759**	**2,572**
Subtotal (b)	**437,636**	**267,933**	**79,946**	**31,019**	**7,922**	**3,550**	**3,307**	**2,656**	**3,853**	**837,822**	**786,892**
Subtotal 12/31/2021	**423,593**	**217,573**	**72,654**	**46,572**	**12,482**	**3,760**	**3,683**	**3,156**	**3,419**	**786,892**	
					09/30/2022						
Total Portfolio (a+b)	**437,636**	**267,933**	**83,904**	**35,417**	**12,413**	**7,653**	**7,162**	**7,589**	**20,568**	**880,275**	**819,074**
Allowance [3]	(2,053)	(2,652)	(2,508)	(3,578)	(5,009)	(3,826)	(5,013)	(7,457)	(20,568)	(53,438)	(48,931)
Current provision										**(25,905)**	**(20,770)**
Non-current provision										**(27,533)**	**(28,161)**
					12/31/2021						
Total Portfolio	**423,593**	**217,573**	**75,325**	**50,054**	**15,811**	**6,678**	**6,841**	**7,851**	**15,348**	**819,074**	
Allowance [3]	(2,494)	(1,918)	(2,979)	(5,064)	(4,465)	(3,339)	(4,788)	(7,718)	(15,348)	(48,931)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
2) The balance of non-accrual operations amounts to R$ 29,791 (R$ 23,938 at 12/31/2021).
3) Includes Provision for Loan Commitments and Financial Guarantees Provided.

III - By business sector

	09/30/2022	%	12/31/2021	%
Public Sector	**3,964**	**0.5%**	**3,488**	**0.4%**
Petrochemical and chemical	407	0.1%	648	0.1%
State and local governments	1,851	0.2%	1,620	0.2%
Sundry	1,706	0.2%	1,220	0.1%
Private sector	**876,311**	**99.5%**	**815,586**	**99.6%**
Companies	**400,567**	**45.5%**	**395,597**	**48.3%**
Sugar and alcohol	3,232	0.3%	4,064	0.4%
Agribusiness and fertilizers	27,135	3.1%	27,053	3.3%
Food and beverage	23,108	2.6%	22,030	2.7%
Banks and other financial institutions	14,866	1.7%	16,064	2.0%
Capital assets	6,849	0.8%	6,484	0.8%
Pulp and paper	4,499	0.5%	3,721	0.5%
Publishing and printing	2,026	0.2%	1,937	0.2%
Electronic and IT	8,532	1.0%	8,754	1.1%
Packaging	4,444	0.5%	5,758	0.7%
Energy and sewage	8,107	0.9%	6,699	0.8%
Education	3,281	0.4%	3,287	0.4%
Pharmaceuticals and cosmetics	10,230	1.2%	9,294	1.1%
Real estate agents	32,178	3.6%	29,909	3.6%
Entertainment and tourism	7,844	0.9%	8,080	1.0%
Wood and furniture	7,361	0.8%	7,155	0.9%
Construction materials	7,459	0.9%	6,479	0.8%
Steel and metallurgy	10,820	1.2%	11,816	1.4%
Media	699	0.1%	700	0.1%
Mining	3,884	0.5%	5,510	0.7%
Infrastructure work	8,561	0.9%	9,470	1.2%
Oil and gas (1)	9,191	1.0%	9,504	1.2%
Petrochemical and chemical	11,431	1.3%	12,754	1.6%
Health care	5,581	0.6%	5,612	0.7%
Insurance, reinsurance and pension plans	199	-	95	-
Telecommucations	2,544	0.3%	2,665	0.3%
Third sector	4,075	0.5%	3,534	0.4%
Tradings	4,029	0.5%	3,484	0.4%
Transportation	32,702	3.8%	30,073	3.7%
Domestic appliances	3,734	0.4%	3,399	0.4%
Vehicles and autoparts	17,818	2.0%	15,853	1.9%
Clothing and shoes	6,222	0.7%	6,277	0.8%
Commerce - sundry	30,404	3.4%	30,890	3.8%
Industry - sundry	14,031	1.6%	13,156	1.6%
Services - sundry	44,362	5.1%	47,263	5.8%
Sundry	19,129	2.2%	16,774	2.0%
Individuals	**475,744**	**54.0%**	**419,989**	**51.3%**
Credit cards	137,179	15.6%	120,154	14.7%
Mortgage loans	143,465	16.3%	129,894	15.8%
Consumer loans / checking account	163,091	18.5%	140,042	17.1%
Vehicles	32,009	3.6%	29,899	3.7%
Grand total	**880,275**	**100.0%**	**819,074**	**100.0%**

1) Comprises trade of fuel.

IV - Financial guarantees provided by type

Type of guarantee	09/30/2022		12/31/2021	
	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	30,951	(203)	26,346	(189)
Sundry bank guarantees	35,252	(314)	34,036	(351)
Other financial guarantees provided	11,420	(191)	10,112	(193)
Restricted to the distribution of marketable securities by Public Offering	5,012	(5)	5,698	(6)
Restricted to bids, auctions, service provision or execution of works	4,087	(43)	3,422	(44)
Restricted to international trade of goods	1,127	(15)	2,120	(33)
Restricted to supply of goods	1,429	(3)	1,176	(2)
Total	**89,278**	**(774)**	**82,910**	**(818)**

b) Credit concentration

Loan, lease and other credit operations [1]	09/30/2022		12/31/2021	
	Risk	% of total	Risk	% of total
Largest debtor	6,178	0.6%	6,414	0.7%
10 largest debtors	34,367	3.5%	33,694	3.7%
20 largest debtors	51,230	5.3%	49,541	5.5%
50 largest debtors	84,259	8.7%	79,402	8.8%
100 largest debtors	117,234	12.1%	111,115	12.3%

1) Amounts include financial guarantees provided.

Loan, lease and other credit operations, securities and derivative financial instruments of companies and financial institutions [1]	09/30/2022		12/31/2021	
	Risk	% of total	Risk	% of total
Largest debtor	7,758	0.6%	15,941	1.4%
10 largest debtors	58,926	4.9%	64,570	5.8%
20 largest debtors	93,764	7.8%	97,046	8.8%
50 largest debtors	162,094	13.5%	158,886	14.4%
100 largest debtors	227,804	18.9%	217,114	19.6%

1) Amounts include financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	09/30/2022	12/31/2021
Opening balance - 01/01	**(48,931)**	**(52,158)**
Net increase for the period	(22,091)	(18,484)
Minimum	(22,392)	(19,007)
Financial Guarantees Provided	44	(64)
Additional	257	587
Write-Off	16,301	18,214
Other	1,283	3,497
Closing balance [1]	**(53,438)**	**(48,931)**
Minimum	(35,766)	(30,958)
Financial Guarantees Provided	(774)	(818)
Additional [2]	(16,898)	(17,155)
Existing provision	**(53,438)**	**(48,931)**
Provision delay	(17,736)	(13,733)
Provision aggravated	(12,185)	(10,137)
Provision potential	(23,517)	(25,061)

1) The provision for loan losses regarding the lease portfolio amounts to: R$ (173) (R$ (220) at 12/31/2021).
2) Includes Provision for Loan Commitments.

At 09/30/2022, the balance of the provision regarding the loan portfolio is equivalent to 6.1% (6.0% at 12/31/2021).

d) Renegotiation of credits

	09/30/2022			12/31/2021		
	Portfolio [1]	Provision for Loan Losses	%	Portfolio [1]	Provision for Loan Losses	%
Total renegotiated loans	35,985	(13,363)	37.1%	33,981	(12,845)	37.8%
(-) Renegotiated loans overdue up to 30 days [2]	(14,299)	3,174	22.2%	(12,246)	2,944	24.0%
Renegotiated loans overdue over 30 days [2]	21,686	(10,189)	47.0%	21,735	(9,901)	45.6%

1) The amount related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 71 (R$ 106 at 12/31/2021).
2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2022					12/31/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	-	7,442	7,442	5,831	165	585
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	-	7,442	7,442	5,830	(166)	(585)
Net revenue from restricted operations							(1)	-

At 09/30/2022 and 09/30/2021 there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits arestill recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2022				12/31/2021			
	Assets		Liabilities (1)		Assets		Liabilities (1)	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	178	177	178	177	209	209	209	209
Working capital	608	608	608	608	800	800	795	795
Total	**786**	**785**	**786**	**785**	**1,009**	**1,009**	**1,004**	**1,004**

1) Under Other liabilities Sundry.

From 01/01 to 09/30/2022 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 345, net of the Provision for Loan Losses (R$ 657 from 01/01 to 09/30/2021).

g) Government Programs for Granting Credit

Risk levels	09/30/2022										12/31/2021
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	14	599	234	39	3	9	13	26	83	1,020	1,992
Existing allowance (1)	-	(1)	-	-	-	(1)	(1)	(3)	(12)	(18)	(41)
National Support Program for Micro and Small Companies (PRONAMPE)	4	1,429	2,499	972	6	31	23	111	6	5,081	5,236
Existing allowance (2)	-	(11)	(60)	(83)	(1)	(13)	(14)	(98)	(6)	(286)	(50)
Emergency Program for Access to Credit (PEAC)	4,812	3,492	1,445	312	114	73	102	93	69	10,512	13,351
Existing allowance (2)	-	(18)	(15)	(9)	(11)	(22)	(51)	(65)	(69)	(260)	(240)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.
2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

a) Summary

	09/30/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	361,601	59,628	71,001	351,744	843,974	850,372
Deposits received under securities repurchase agreements	302,673	2,290	4,112	14,919	323,994	271,051
Funds from acceptances and issuance of securities	5,565	26,321	27,971	174,120	233,977	143,138
Borrowing and onlending	10,609	56,879	25,507	32,163	125,158	97,005
Subordinated debt	-	3,045	10,205	44,196	57,446	75,036
Total	**680,448**	**148,163**	**138,796**	**617,142**	**1,584,549**	**1,436,602**
% per maturity date	42.9%	9.4%	8.8%	38.9%	100.0%	
Total - 12/31/2021	**670,630**	**110,538**	**99,248**	**556,186**	**1,436,602**	
% per maturity date	46.7%	7.7%	6.9%	38.7%	100.0%	

b) Deposits

	09/30/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**230,879**	**59,628**	**71,001**	**351,744**	**713,252**	**691,428**
Savings deposits	181,826	-	-	-	181,826	190,601
Interbank deposits	921	1,714	1,031	532	4,198	3,776
Time deposits	48,132	57,914	69,970	351,212	527,228	497,051
Non-interest bearing deposits	**130,722**	**-**	**-**	**-**	**130,722**	**158,944**
Demand deposits	127,514	-	-	-	127,514	158,116
Other deposits	3,208	-	-	-	3,208	828
Total	**361,601**	**59,628**	**71,001**	**351,744**	**843,974**	**850,372**
% per maturity date	42.9%	7.1%	8.4%	41.6%	100.0%	
Total – 12/31/2021	**402,930**	**52,259**	**38,563**	**356,620**	**850,372**	
% per maturity date	47.4%	6.2%	4.5%	41.9%	100.0%	

c) Deposits received under securities repurchase agreements

	09/30/2022					12/31/2021
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**70,156**	**1,302**	**65**	**108**	**71,631**	**102,666**
Government securities	46,597	26	-	-	46,623	74,746
Corporate securities	22,969	929	-	-	23,898	25,677
Own issue	-	-	4	6	10	21
Foreign	590	347	61	102	1,100	2,222
Third-party portfolio	**186,137**	**-**	**-**	**-**	**186,137**	**115,511**
Free portfolio	**46,380**	**988**	**4,047**	**14,811**	**66,226**	**52,874**
Total	**302,673**	**2,290**	**4,112**	**14,919**	**323,994**	**271,051**
% per maturity date	93.4%	0.7%	1.3%	4.6%	100.0%	
Total - 12/31/2021	**258,004**	**2,627**	**725**	**9,695**	**271,051**	
% per maturity date	95.1%	1.0%	0.3%	3.6%	100.0%	

d) Funds from acceptances and issuance of securities

	09/30/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,840**	**18,812**	**24,305**	**119,835**	**164,792**	**79,421**
Financial bills	1,080	4,751	1,024	55,647	62,502	24,059
Real estate credit bills	224	3,321	13,176	7,287	24,008	10,663
Rural credit bills	437	9,674	8,143	13,239	31,493	13,701
Guaranteed real estate bills	99	1,066	1,962	43,662	46,789	30,998
Foreign loans through securities	**3,696**	**7,422**	**3,393**	**51,214**	**65,725**	**62,960**
Brazil risk note programme	-	5,483	886	7,947	14,316	13,008
Structure note issued	109	1,080	714	5,253	7,156	6,776
Bonds	-	389	1,457	30,455	32,301	33,105
Fixed rate notes	3,446	-	-	3,970	7,416	5,667
Eurobonds	2	-	-	848	850	62
Mortgage notes	-	2	-	111	113	158
Other	139	468	336	2,630	3,573	4,184
Funding from structured operations certificates (1)	**29**	**87**	**273**	**3,071**	**3,460**	**757**
Total	**5,565**	**26,321**	**27,971**	**174,120**	**233,977**	**143,138**
% per maturity date	2.4%	11.2%	12.0%	74.4%	100.0%	
Total - 12/31/2021	**2,310**	**18,077**	**16,235**	**106,516**	**143,138**	
% per maturity date	1.6%	12.7%	11.3%	74.4%	100.0%	

1) The fair value of Funding from structured operations certificates issued is R$ 3,947 (R$ 790 at 12/31/2021).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Programme in the amount of R$ 5,435 (R$ 0 at 12/31/2021) with maturity from 31 to 180 days and R$ 3,337 (R$ 8,754 at 12/31/2021) with maturity over 365 days.

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.46% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in the section resultados e relatórios / documentos regulatórios / letra imobiliária garantida.

	09/30/2022	12/31/2021
Real estate loans	59,676	42,362
Government securities - Brazil	-	1,147
Total asset portfolio	**59,676**	**43,509**
Total adjusted asset portfolio	**59,676**	**43,509**
Liabilities for issue of LIGs	**46,789**	**30,998**
Remuneration of the Fiduciary Agent	**2**	**2**

II - Requirements of asset portfolio

	09/30/2022	12/31/2021
Breakdown	**100.0%**	**97.4%**
Sufficiency		
Notional amount	127.6%	140.4%
Present value under stress	103.6%	117.4%
Weighted average term		
Of the asset portfolio	150.8 months	149.0 months
Of outstanding LIGs	43.7 months	45.6 months
Liquidity		
Net assets	1,787	1,147

e) Borrowing and onlending

	09/30/2022					12/31/2021
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**10,163**	**55,070**	**23,604**	**25,429**	**114,266**	**86,229**
In Brazil	1,423	26,384	-	-	27,807	1,770
Foreign [(1)]	8,740	28,686	23,604	25,429	86,459	84,459
Onlending - In Brazil – Official Institutions	**446**	**1,809**	**1,903**	**6,734**	**10,892**	**10,776**
BNDES	197	838	772	2,607	4,414	5,644
FINAME	177	805	942	3,663	5,587	4,188
Other	72	166	189	464	891	944
Total	**10,609**	**56,879**	**25,507**	**32,163**	**125,158**	**97,005**
% per maturity date	8.5%	45.4%	20.4%	25.7%	100.0%	
Total - 12/31/2021	**7,386**	**30,470**	**29,627**	**29,522**	**97,005**	
% per maturity date	7.6%	31.4%	30.6%	30.4%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

		09/30/2022					12/31/2021
	Note	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills		-	2,903	-	15,733	18,636	20,065
Euronotes		-	-	10,208	21,558	31,766	47,418
(-) Transaction costs incurred	2c IV	-	-	(3)	-	(3)	(9)
Bonds		-	142	-	6,905	7,047	7,562
Total		**-**	**3,045**	**10,205**	**44,196**	**57,446**	**75,036**
% per maturity date		-	5.3%	17.8%	76.9%	**100.0%**	
Total - 12/31/2021		**-**	**7,105**	**14,098**	**53,833**	**75,036**	
% per maturity date		-	9.5%	18.8%	71.7%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated Euronotes in the amount of R$ 0 (R$ 7,087 at 12/31/2021) with maturity from 31 to 180 days, R$ 10,305 (R$ 7,842 at 12/31/2021) with maturity from 181 to 365 days and R$ 21,610 (R$ 32,741 at 12/31/2021) with maturity over 365 days, totaling R$ 31,915 (R$ 47,670 at 12/31/2021) and Subordinated Financial Bills in the amount of R$ 15,733 (R$ 13,639 at 12/31/2021) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2022	12/31/2021
Subordinated financial bills - BRL						
	982	2012	2022	IPCA + 5.15% to 5.60%	2,903	6,380
	20	2012	2022	IGPM + 4.63%	-	44
	2,146	2019	Perpetual	114% of SELIC	2,169	2,187
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,012	976
	50	2019	2028	CDI + 0.72%	60	55
	2,281	2019	2029	CDI + 0.75%	2,741	2,502
	450	2020	2029	CDI + 1.85%	530	481
	106	2020	2030	IPCA + 4.64%	135	125
	1,556	2020	2030	CDI + 2%	1,838	1,664
	5,488	2021	2031	CDI + 2%	6,245	5,651
	1,005	2022	Perpetual	CDI + 2.4%	1,003	-
				Total	**18,636**	**20,065**
Subordinated euronotes - USD						
	1,341	2012	2022	5.50%	-	14,742
	1,852	2012	2023	5.13%	10,205	10,432
	1,240	2017	Perpetual	6.13%	6,828	6,997
	750	2018	Perpetual	6.50%	4,063	4,262
	750	2019	2029	4.50%	4,119	4,205
	700	2020	Perpetual	4.63%	3,800	3,967
	500	2021	2031	3.88%	2,744	2,804
	200	2022	Perpetual	UST 5Yr + 2.73%	4	-
				Total	**31,763**	**47,409**
Subordinated bonds - CLP	27,776	1997	2022	7.45% to 8.30%	17	36
	180,351	2008	2033	3.50% to 4.92%	1,320	1,423
	97,962	2009	2035	4.75%	1,002	1,079
	1,060,250	2010	2032	4.35%	99	106
	1,060,250	2010	2035	3.90% to 3.96%	227	244
	1,060,250	2010	2036	4.48%	1,083	1,160
	1,060,250	2010	2038	3.93%	789	845
	1,060,250	2010	2040	4.15% to 4.29%	608	651
	1,060,250	2010	2042	4.45%	296	317
	57,168	2014	2034	3.80%	387	414
				Total	**5,828**	**6,275**
Subordinated bonds - COP	104,000	2013	2023	IPC + 2%	125	145
	146,000	2013	2028	IPC + 2%	175	203
	780,392	2014	2024	LIB	919	939
				Total	**1,219**	**1,287**
Total					**57,446**	**75,036**

Note 8 - Insurance, private pension plan and premium bonds operations

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG)** – this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** this provision is recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted.

- **Provision for related expenses (PDR) -** recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur.

II - Premium Bonds

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

- **Provision for administrative expenses (PDA) -** recognized for the coverage of the expected amounts of administrative expenses for the premium bonds plans.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Unearned premiums (PPNG)	3,568	2,846	12	12	-	-	3,580	2,858
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	25	19	222,564	209,196	-	-	222,589	209,215
Redemptions and other unsettled amounts (PVR)	21	19	318	358	-	-	339	377
Financial surplus (PEF)	2	1	714	691	-	-	716	692
Unsettled claims (PSL)	534	506	101	79	-	-	635	585
Claims / events incurred but not reported (IBNR)	344	334	27	27	-	-	371	361
Administrative (PDA) and related expenses (PDR)	26	29	70	65	-	-	96	94
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,276	3,238	3,276	3,238
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	8	9	8	9
Other provisions	130	129	-	-	-	-	130	129
Total technical provisions (a)	**4,650**	**3,883**	**223,806**	**210,428**	**3,284**	**3,247**	**231,740**	**217,558**
Current	**3,609**	**3,102**	**528**	**541**	**3,284**	**3,247**	**7,421**	**6,890**
Non-current	**1,040**	**781**	**223,278**	**209,887**	**-**	**-**	**224,318**	**210,668**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Interbank investments	**432**	**187**	**877**	**969**	**625**	**368**	**1,934**	**1,524**
Securities and derivative financial instruments	**2,468**	**2,326**	**223,682**	**210,455**	**2,788**	**3,014**	**228,938**	**215,795**
PGBL / VGBL fund quotas [1]	**-**	**-**	**210,210**	**197,648**	**-**	**-**	**210,210**	**197,648**
Government securities - Brazil	-	-	107,214	149,276	-	-	107,214	149,276
National treasury bills, Financial treasury bills and National treasury notes	-	-	91,018	129,741	-	-	91,018	129,741
Repurchase agreements	-	-	16,196	19,535	-	-	16,196	19,535
Corporate securities	-	-	44,797	36,712	-	-	44,797	36,712
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory and Commercial Notes	-	-	32,232	28,887	-	-	32,232	28,887
Financial bills	-	-	11,947	7,438	-	-	11,947	7,438
Other	-	-	618	387	-	-	618	387
PGBL / VGBL fund quotas	-	-	58,066	9,919	-	-	58,066	9,919
Other securities [2]	-	-	133	1,741	-	-	133	1,741
Other government securities and private securities	**2,468**	**2,326**	**13,472**	**12,807**	**2,788**	**3,014**	**18,728**	**18,147**
Receivables from insurance and reinsurance operations [3]	**1,883**	**1,485**	**-**	**-**	**-**	**-**	**1,883**	**1,485**
Credit rights	1,608	1,270	-	-	-	-	1,608	1,270
Other credits	275	215	-	-	-	-	275	215
Total Guarantee Assets (b)	**4,783**	**3,998**	**224,559**	**211,424**	**3,413**	**3,382**	**232,755**	**218,804**
Total Excess Coverage (b-a)	**134**	**115**	**753**	**996**	**129**	**135**	**1,016**	**1,246**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).
2) Includes Derivative financial instruments, Share Loans and Accounts Receivable/Payable.
3) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows:

Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized.

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		09/30/2022				12/31/2021
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,317**	**8,219**	**1,558**	**13,094**	**13,009**
(-) Provisions guaranteed by indemnity clause	2c XVI	(225)	(879)	-	(1,104)	(1,166)
Subtotal		**3,092**	**7,340**	**1,558**	**11,990**	**11,843**
Adjustment / Interest		140	358	-	498	376
Changes in the period reflected in income		**644**	**1,811**	**259**	**2,714**	**3,557**
Increase (1)		1,013	2,058	259	3,330	4,183
Reversal		(369)	(247)	-	(616)	(626)
Payment		(830)	(2,047)	(8)	(2,885)	(3,786)
Subtotal		**3,046**	**7,462**	**1,809**	**12,317**	**11,990**
(+) Provisions guaranteed by indemnity clause	2c XVI	208	894	-	1,102	1,104
Closing balance		**3,254**	**8,356**	**1,809**	**13,419**	**13,094**
Current		**1,107**	**2,852**	**434**	**4,393**	**4,223**
Non-current		**2,147**	**5,504**	**1,375**	**9,026**	**8,871**
Closing balance at 12/31/2021		**3,317**	**8,219**	**1,558**	**13,094**	

1) Includes, in the labor provision, the effects of the Voluntary Severance Program and at 12/31/2021, the effects of the Provision for Reestructuring (Note 22d).

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

	Note	09/30/2022			12/31/2021
		Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**3,352**	**3,146**	**6,498**	**6,810**
(-) Provisions guaranteed by indemnity clause	2c XVI	-	(71)	(71)	(71)
Subtotal		3,352	3,075	**6,427**	6,739
Adjustment / Interest		304	183	487	202
Changes in the period reflected in income		**(215)**	**(138)**	**(353)**	**8**
Increase		77	41	118	180
Reversal		(292)	(179)	(471)	(172)
Payment		-	(27)	(27)	(523)
Subtotal		**3,441**	**3,093**	**6,534**	**6,426**
(+) Provisions guaranteed by indemnity clause	2c XVI	-	74	74	72
Closing balance		**3,441**	**3,167**	**6,608**	**6,498**
Current		**42**	**88**	**130**	**10**
Non-current		**3,399**	**3,079**	**6,478**	**6,488**
Closing balance at 12/31/2021		**3,352**	**3,146**	**6,498**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 1,903: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,137.

- PIS and COFINS – Calculation Basis – R$ 663: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 650.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 4,894 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 624 (R$ 448 at 12/31/2021).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 37,995 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,585: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 5,750: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,225: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,618: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,586: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 1,659: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,302: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 871 (R$ 888 at 12/31/2021) (Note 10a), arising basically from the collateral established in Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		09/30/2022				12/31/2021
	Note	**Civil**	**Labor**	**Tax**	**Total**	**Total**
Deposits in guarantee	10a	1,748	2,063	9,441	13,252	12,264
Investment fund quotas		413	140	68	621	690
Surety		64	51	5,001	5,116	4,115
Insurance bond		1,607	1,440	15,852	18,899	18,771
Guarantee by government securities		-	-	283	283	242
Total		**3,832**	**3,694**	**30,645**	**38,171**	**36,082**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	09/30/2022	12/31/2021
Foreign exchange portfolio	10b	117,112	89,604
Trading and intermediation of securities		19,864	17,465
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,252	12,264
Operations without credit granting characteristics, net of provisions		7,754	4,716
Income receivable		3,393	3,344
Sundry domestic		5,249	2,973
Receivables from insurance and reinsurance operations		1,962	1,565
Sundry foreign		993	621
Net amount receivables from reimbursement of provisions	9c	871	888
Assets of post-employment benefit plans	19e	478	493
Other		2,913	1,908
Total		**173,841**	**135,841**
Current		**147,195**	**116,940**
Non-current		**26,646**	**18,901**

b) Foreign exchange portfolio

	Note	09/30/2022	12/31/2021
Assets - other receivables	**10a**	**117,112**	**89,604**
Exchange purchase pending settlement – foreign currency		65,398	49,597
Bills of exchange and term documents – foreign currency		21	36
Exchange sale rights – local currency		52,366	40,615
(Advances received) – local currency		(673)	(644)
Liabilities – other liabilities	**2a, 10d**	**120,252**	**90,876**
Exchange sales pending settlement – foreign currency		52,400	40,864
Liabilities from purchase of foreign currency – local currency		67,597	49,722
Other		255	290
Offsetting accounts		**3,629**	**3,949**
Outstanding import credits – foreign currency		1,831	2,238
Confirmed export credits – foreign currency		1,798	1,711

c) Prepaid expenses

	09/30/2022	12/31/2021
Publicity and advertising	946	865
Commissions related to software maintenance	792	640
Commissions	251	265
Related to payroll loans	-	32
Related to insurance and pension plan	21	17
Related to vehicle financing	6	4
Other	224	212
Credit Card Operating Expenses	580	292
Legal Protection Insurance	175	188
Municipal Tax	37	1
Other	1,305	820
Total	**4,086**	**3,071**
Current	**3,613**	**2,665**
Non-current	**473**	**406**

d) Other liabilities - Sundry

	Note	09/30/2022	12/31/2021
Foreign exchange portfolio	10b	120,252	90,876
Payment transactions		50,621	46,025
Trading and intermediation of securities		20,340	12,539
Charging and collection of taxes and similar		8,544	385
Social and statutory		6,195	7,853
Transactions related to credit assignments	6f	786	1,004
Provisions for sundry payments		2,464	2,679
Sundry foreign		4,286	4,692
Sundry domestic		4,127	3,398
Personnel provision		3,206	2,244
Funds to be released		3,364	4,405
Obligations on official agreements and rendering of payment services		1,727	1,261
Liabilities from post-employment benefit plans	19e	2,370	2,209
Income receivable		2,273	3,106
Other		1,485	2,205
Total		**232,040**	**184,881**
Current		**215,570**	**171,636**
Non-current		**16,470**	**13,245**

e) Commissions and Banking Fees

	01/01 to 09/30/2022	01/01 to 09/30/2021
Credit and debit cards	14,411	11,268
Current account services	5,743	5,772
Asset management	5,945	5,828
Funds	5,278	5,256
Consortia	667	572
Credit operations and Financial guarantees provided	2,170	2,111
Credit operations	1,173	1,228
Financial guarantees provided	997	883
Collection services	1,474	1,506
Advisory services and Brokerage	2,627	2,849
Custody services	465	449
Other	1,972	1,900
Total	**34,807**	**31,683**

f) Personnel expenses

	01/01 to 09/30/2022	01/01 to 09/30/2021
Compensation, Payroll charges, Welfare benefits, Dismissals and Training (1)	(16,002)	(14,273)
Employees' profit sharing and Share-based payment (2)	(4,574)	(3,895)
Total	**(20,576)**	**(18,168)**

1) At 09/30/2022, includes the effects of the Voluntary Severance Program and at 09/30/2021, includes the effects of the provision for restructuring (Note 22d).

2) As a result of the reduction of the minotity interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 15f).

g) Other administrative expenses

	01/01 to 09/30/2022	01/01 to 09/30/2021
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(5,791)	(5,380)
Data processing and telecommunications	(3,034)	(2,910)
Installations and Materials	(2,595)	(2,577)
Depreciation and amortization	(3,078)	(2,935)
Advertising, promotions and publicity	(1,339)	(873)
Other	(1,065)	(810)
Total	**(16,902)**	**(15,485)**

h) Other operating expenses

	01/01 to 09/30/2022	01/01 to 09/30/2021
Selling - credit cards	(4,387)	(3,343)
Selling of non-financial products	(1,636)	(657)
Operations without no credit granting characteristics, net of provision	422	(718)
Amortization of goodwill	(174)	(381)
Claims losses	(649)	(443)
Refund of interbank costs	(291)	(290)
Impairment	(7)	(433)
Other	(1,385)	(1,212)
Total	**(8,107)**	**(7,477)**

Note 11 - Taxes

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS [1]	0.65%
Additional income tax	10.00%	COFINS [1]	4.00%
Social contribution on net income [2]	21.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

2) Law No. 14,446/22 (conversion of Provisional Measure (MP) No. 1,115/22), published on September 05, 2022, sets forth the increase in the rate of Social contribution on net income which increased from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies, producing effects from August 01 to December 31, 2022.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income:

Due on operations for the period	01/01 to 09/30/2022	01/01 to 09/30/2021
Income before income tax and social contribution	**28,983**	**29,705**
Charges (income tax and social contribution) at the rates in effect[1]	(13,109)	(13,813)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	488	606
Foreign exchange variation on investments abroad	(40)	162
Interest on capital	2,061	1,557
Other nondeductible expenses net of non taxable income[2]	3,948	4,393
Income tax and social contribution expenses	**(6,652)**	**(7,095)**
Related to temporary differences		
Increase / (reversal) for the period	611	(2,674)
(Expenses) / Income related to deferred taxes	**611**	**(2,674)**
Total income tax and social contribution expenses	**(6,041)**	**(9,769)**

1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to September. In 2021, the rate considered was equal to 45% in the first semester and it was equal to 50% in the second semester.
2) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 09/30/2022	01/01 to 09/30/2021
PIS and COFINS	(5,188)	(4,366)
ISS	(1,185)	(1,113)
Other	(628)	(527)
Total	**(7,001)**	**(6,006)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (285) (R$ (223) from 01/01 to 09/30/2021) and are mainly composed of PIS and COFINS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, that, according to the new regulations established by Law 14,031, of July 28, 2020, should be computed in the proportion of 50% in 2021 and 100% as from 2022.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	09/30/2022	12/31/2021	12/31/2021	Realization / Reversal	Increase	09/30/2022
Reflected in income			**55,897**	**(14,623)**	**17,169**	**58,443**
Provision for loan losses	77,993	69,506	31,884	(5,742)	9,788	35,930
Related to tax losses and social contribution loss carryforwards			3,626	(247)	842	4,221
Provision for profit sharing	4,613	5,249	2,265	(2,265)	1,948	1,948
Provision for devaluation of securities with permanent impairment	1,890	2,310	1,040	(400)	211	851
Adjustments to fair value of Trading securities and Derivative financial instruments	472	6,342	3,179	(3,179)	221	221
Goodwill on purchase of investments	789	816	349	(14)	-	335
Provisions	13,551	13,431	5,848	(1,366)	1,400	5,882
Civil lawsuits	3,120	3,091	1,257	(379)	365	1,243
Labor claims	7,264	7,194	3,175	(894)	934	3,215
Tax and social security obligations	3,167	3,146	1,416	(93)	101	1,424
Legal obligations	1,880	1,965	822	(99)	65	788
Provision related to health insurance operations	910	906	362	-	1	363
Other non-deductible provisions	17,640	14,371	6,522	(1,311)	2,693	7,904
Reflected in stockholders' equity			**2,410**	**(807)**	**1,244**	**2,847**
Adjustments to fair value of available for sale securities	4,023	3,030	1,357	(760)	1,239	1,836
Cash flow hedge	933	1,026	512	(47)	1	466
Post-employment benefits	1,211	1,202	541	-	4	545
Total [1,2]	**125,905**	**120,154**	**58,307**	**(15,430)**	**18,413**	**61,290**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**			**65**

1) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.
2) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 3,390 (R$ 1,756 at 12/31/2021) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,782 (R$ 1,538 at 12/31/2021), Administrative provisions of R$ 55 (R$ 68 at 12/31/2021), Provisions for legal, tax and social security obligations of R$ 140 (R$ 70 at 12/31/2021), the realization of which is contingent upon the outcome of the respective lawsuits, and Adjustments to fair value of available for sale securities of R$ 104 (R$ 6 at 12/31/2021), and Interest on capital of R$ 1,213 (R$ 0 at 12/31/2021).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2021	Realization / Reversal	Increase	09/30/2022
Reflected in income	**2,784**	**(505)**	**2,909**	**5,188**
Depreciation in excess – finance lease	137	-	4	141
Adjustment of deposits in guarantee and provisions	1,422	(109)	168	1,481
Post-employment benefits	6	(3)	2	5
Adjustments to fair value of trading securities and derivative financial instruments	121	(121)	1,799	1,799
Adjustments of operations carried out on the future settlement market	252	(252)	66	66
Other	846	(20)	870	1,696
Reflected in stockholders' equity	**120**	**(71)**	**67**	116
Adjustments to fair value of available for sale securities	114	(71)	67	110
Post-employment benefits	6	-	-	6
Total [(1)]	**2,904**	**(576)**	**2,976**	**5,304**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 192 (R$ 248 at 12/31/2021) and are represented by Adjustment of deposits in guarantee and provisions of R$ 11 (R$ 7 at 12/31/2021), Adjustments to fair value of trading securities and derivative financial instruments of R$ 0 (R$ 2 at 12/31/2021), Adjustments to fair value of available for sale securities of R$ 8 (R$ 67 at 12/31/2021), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 173 (R$ 172 at 12/31/2021).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2022	7,621	13.4%	2,192	51.9%	9,813	16.0%	-	-	(326)	6.1%	9,487	16.9%
2023	17,406	30.5%	411	9.7%	17,817	29.1%	-	-	(524)	9.9%	17,293	30.9%
2024	10,497	18.4%	286	6.8%	10,783	17.6%	-	-	(289)	5.4%	10,494	18.7%
2025	5,768	10.1%	263	6.2%	6,031	9.8%	-	-	(176)	3.3%	5,855	10.4%
2026	3,455	6.1%	261	6.2%	3,716	6.1%	-	-	(180)	3.4%	3,536	6.3%
After 2026	12,322	21.5%	808	19.2%	13,130	21.4%	65	100.0%	(3,809)	71.9%	9,386	16.8%
Total	**57,069**	**100.0%**	**4,221**	**100.0%**	**61,290**	**100.0%**	**65**	**100.0%**	**(5,304)**	**100.0%**	**56,051**	**100.0%**
Present Value (1)	**50,765**		**3,893**		**54,658**		**51**		**(4,201)**		**50,508**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Projections of future tax able income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and other factors, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 09/30/2022, deferred tax assets not accounted for correspond to R$ 1,307 and result from Management's evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021).

V - Increase in the rate Social Contribution

With the conversion of Provisional Measure (MP) No. 1,115/22 into Law No. 14,446/22, the balance of deferred tax assets and liabilities started to consider the effect of R$ 119 arising from the increase in the rate of Social contribution on net income (from 20% to 21%, applicable to banks, and from 15% to 16%, applicable to insurance, capitalization and other financial companies) on the assets and liabilities that will be realized until December 31, 2022.

c) Current tax liabilities

	Note	09/30/2022	12/31/2021
Taxes and contributions on income payable		5,073	3,401
Other taxes and contributions payable		3,280	3,453
Legal obligations	9b II	3,441	3,352
Total		**11,794**	**10,206**
Current		**7,732**	**6,662**
Non-current		**4,062**	**3,544**

In ITAÚ UNIBANCO HOLDING, the balance of current tax liabilities totals R$ 207 (R$ 124 at 12/31/2021) and it is mainly comprised of Taxes and contributions on income payable and Other taxes and contributions payable of R$ 190 (R$ 108 at 12/31/2021).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A. [1]	Book value 12/31/2021						Changes from 01/01 to 09/30/2022										Balance at 09/30/2022	Equity in earnings of subsidiaries from 01/01 to 09/30/2021
	Book value								Equity in earnings of subsidiaries									
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria [2]	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued [3]	Net Income / (Loss)	Adjustments to investor criteria [2]	Unrealized results and other	Total [4]	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]			
Subsidiaries																		
In Brazil	**130,166**	**1,811**	**749**	**21**	**-**	**132,747**	**-**	**(6,521)**	**21,184**	**62**	**(106)**	**21,140**	**(1,944)**	**113**	**1,111**	**146,646**	**16,986**
Itaú Unibanco S.A.	113,008	1,820	681	44	-	115,553	-	(5,215)	19,277	58	(148)	19,187	(1,939)	245	(89)	127,742	13,865
Banco Itaucard S.A.	10,814	1	6	(23)	-	10,798	-	(355)	133	-	64	197	-	(87)	1,000	11,553	1,750
Banco Itaú BBA S.A.	2,509	(9)	54	-	-	2,554	-	(680)	1,017	3	-	1,020	(4)	(44)	-	2,846	721
Itaú Corretora de Valores S.A.	2,263	-	8	-	-	2,271	-	(150)	362	1	-	363	-	(1)	-	2,483	409
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,081	(1)	-	-	-	1,080	-	(100)	79	-	-	79	(1)	-	-	1,058	241
Other Participation	491	-	-	-	-	491	-	(21)	316	-	(22)	294	-	-	200	984	-
Foreign	**7,654**	**1,565**	**-**	**(17)**	**192**	**9,394**	**(34)**	**(241)**	**678**	**-**	**12**	**690**	**(759)**	**(674)**	**(2)**	**8,374**	**895**
Itaú Corpbanca	4,426	1,062	-	(11)	192	5,669	(34)	(134)	416	-	(2)	414	(790)	(644)	-	4,481	251
Banco Itaú Uruguay S.A.	2,550	202	-	1	-	2,753	-	-	179	-	2	181	101	(30)	-	3,005	235
Other Participation	678	301	-	(7)	-	972	-	(107)	83	-	12	95	(70)	-	(2)	888	409
Total	**137,820**	**3,376**	**749**	**4**	**192**	**142,141**	**(34)**	**(6,762)**	**21,862**	**62**	**(94)**	**21,830**	**(2,703)**	**(561)**	**1,109**	**155,020**	**17,881**

1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ (60) (R$ (83) from 01/01 to 09/30/2021) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.
2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
3) Dividends approved and not paid are recorded as Income receivable.
4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ (2,886) (R$ 998 from 01/01 to 09/30/2021).
5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net Income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 09/30/2022	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	69,784	127,790	19,277	3,390,407,265	3,283,608,963	-	100.00%	100.00%
Banco Itaucard S.A.	6,512	11,512	133	259,874,698,863	1,395,607,666	-	100.00%	100.00%
Banco Itaú BBA S.A.	1,326	2,846	1,017	4,474,435	4,474,436	-	99.99%	100.00%
Itaú Corretora de Valores S.A.	1,050	2,484	362	27,482,523	811,503	-	99.99%	100.00%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	656	1,058	79	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Itaú CorpBanca	15,058	16,416	1,583	256,035,852,654	-	-	26.30%	26.30%
Banco Itaú Uruguay S.A.	580	3,002	179	4,465,133,954	-	-	100.00%	100.00%

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	09/30/2022			12/31/2021			01/01 to 09/30/2022		01/01 to 09/30/2021	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	1,760,992	14,427	141,858	1,527,403	13,958	102,192	(3,067)	16,329	(799)	13,468
Banco Itaucard S.A.	165,170	853	23,320	145,889	819	22,096	(88)	45	(234)	1,509
Banco Itaú BBA S.A.	3,737	60	382	4,047	59	864	(43)	974	(105)	618
Itaú Corretora de Valores S.A.	7,679	15	4,713	9,016	13	6,209	-	362	-	410
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,212	68	2	1,203	41	8	(2)	75	-	259
Foreign										
Itaú CorpBanca	189,909	29	13,336	199,157	35	13,810	(1,047)	536	(739)	322
Banco Itaú Uruguay S.A.	39,783	-	2,532	33,791	-	888	(32)	147	(21)	213

Note 13 - Fixed assets

Fixed Assets (1)		09/30/2022				12/31/2021
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**6,443**	**(3,676)**	**(151)**	**2,616**	**2,776**
Land		857	-	-	857	855
Buildings and Improvements	4% to 10%	5,586	(3,676)	(151)	1,759	1,921
Other fixed assets		**14,883**	**(10,876)**	**(45)**	**3,962**	**3,641**
Installations and Furniture and equipament	10% to 20%	3,213	(2,396)	(14)	803	786
Data processing systems	20% to 50%	8,997	(7,232)	(31)	1,734	1,807
Other (2)	10% to 20%	2,673	(1,248)	-	1,425	1,048
Total		**21,326**	**(14,552)**	**(196)**	**6,578**	**6,417**

1) The contractual commitments for purchase of the fixed assets totaled R$ 3, achievable until 2024.
2) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipment.

Note 14 - Goodwill and Intangible assets

	Note	Goodwill and intagible from acquisition	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (1)	
Annual amortization rates		Up to 20%	8%	20%	20%	10% to 20%	
Cost							
Balance at 12/31/2021		**13,085**	**2,647**	**6,176**	**11,157**	**6,414**	**39,479**
Acquisitions		-	-	433	3,180	682	**4,295**
Rescissions / disposals		(346)	-	(3)	-	(234)	**(583)**
Exchange variation		(1,217)	(206)	(426)	-	(58)	**(1,907)**
Other		-	(12)	(1,290)	663	625	**(14)**
Balance at 09/30/2022		**11,522**	**2,429**	**4,890**	**15,000**	**7,429**	**41,270**
Amortization							
Balance at 12/31/2021		**(8,436)**	**(1,366)**	**(3,912)**	**(4,220)**	**(1,983)**	**(19,917)**
Amortization expenses (2)		(538)	(79)	(359)	(1,169)	(891)	**(3,036)**
Rescissions / disposals		341	-	1	-	234	**576**
Exchange variation		679	90	219	4	43	**1,035**
Other		(22)	12	764	(322)	(449)	**(17)**
Balance at 09/30/2022		**(7,976)**	**(1,343)**	**(3,287)**	**(5,707)**	**(3,046)**	**(21,359)**
Impairment	**10h**						
Balance at 12/31/2021		**(1,428)**	**(712)**	**(171)**	**(823)**	**-**	**(3,134)**
Increase		-	-	-	(1)	-	**(1)**
Exchange variation		209	103				**312**
Balance at 09/30/2022		**(1,219)**	**(609)**	**(171)**	**(824)**	**-**	**(2,823)**
Book value							
Balance at 09/30/2022		**2,327**	**477**	**1,432**	**8,469**	**4,383**	**17,088**
Balance at 12/31/2021		**3,221**	**569**	**2,093**	**6,114**	**4,431**	**16,428**

1) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
2) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (884) (R$ (860) from 01/01 to 12/31/2021) are disclosed in the expenses on financial operation.

Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca's goodwill in the amount of R$ 1,925 (R$ 2,714 at 12/31/2021).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2022			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2021	4,929,997,183	1,771,808,645	6,701,805,828	62,020
Residents abroad	12/31/2021	28,293,176	3,074,036,344	3,102,329,520	28,709
Shares of capital stock	**12/31/2021**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**09/30/2022**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	09/30/2022	4,929,427,568	1,612,599,824	6,542,027,392	60,541
Residents abroad	09/30/2022	28,862,791	3,233,245,165	3,262,107,956	30,188
Treasury shares (1)	**12/31/2021**	**-**	**24,244,725**	**24,244,725**	**(528)**
Result of delivery of treasure shares		-	(20,976,037)	(20,976,037)	457
Treasury shares (1)	**09/30/2022**	**-**	**3,268,688**	**3,268,688**	**(71)**
Number of total shares at the end of the period (2)	**09/30/2022**	**4,958,290,359**	**4,842,576,301**	**9,800,866,660**	
Number of total shares at the end of the period (2)	**12/31/2021**	**4,958,290,359**	**4,821,600,264**	**9,779,890,623**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

Below is the average cost of treasury shares and their market price in reais. In 2022, there was none acquisition of treasury shares.

	09/30/2022	
Cost / Market value	**Common**	**Preferred**
Average cost	-	21.76
Market value on the last day of the base date	23.52	28.06

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING CONSOLIDATED monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	09/30/2022
Statutory individual net income	22,598
Adjustments:	
(-) Legal reserve - 5%	(1,130)
Dividend calculation basis	**21,468**
Minimun mandatory dividend - 25%	5,367
Dividends and Interest on Capital Paid / Accrued	**5,367**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**4,387**	**(657)**	**3,730**
Interest on capital - 8 monthly installment paid from February to September 2022	0.0150	1,383	(207)	**1,176**
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	**2,554**
Accrued (Recorded in Other Liabilities – Social and Statutory)		**1,926**	**(289)**	**1,637**
Interest on capital - 1 monthly installment paid on 10/03/2022	0.0150	173	(26)	**147**
Interest on capital	0.1521	1,753	(263)	**1,490**
Total - 01/01 to 09/30/2022		**6,313**	**(946)**	**5,367**
Total - 01/01 to 09/30/2021		**4,942**	**(544)**	**4,398**

c) Capital reserves and profit reserves - ITAÚ UNIBANCO HOLDING

	09/30/2022	12/31/2021
Capital reserves	**2,269**	**2,247**
Premium on subscription of shares	284	284
Share-based payment	1,984	1,962
Reserves from tax incentives, restatement of equity securities and other	1	1
Profit reserves	**71,369**	**55,165**
Legal [(1)]	14,716	13,586
Statutory [(2)]	56,653	41,579

1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.

2) Its main purpose is to ensure the remuneration flow to shareholders.

d) Reconciliation of net income and stockholders' equity (Note 2c I)

	Note	Net income		Stockholders' equity	
		01/01 to 09/30/2022	01/01 to 09/30/2021	09/30/2022	12/31/2021
ITAÚ UNIBANCO HOLDING		**22,598**	**18,516**	**158,498**	**144,564**
Amortization of goodwill		4	25	9	(101)
Conversion adjustments of foreign investments	2c II	(1,418)	(150)	(1,374)	64
Hedge of net investments in foreign operations		(2,685)	(220)	(2,677)	122
Tax effects – hedge of net investments in foreign operations		1,267	70	1,303	(58)
Other		874	363	42	27
ITAÚ UNIBANCO HOLDING CONSOLIDATED		**22,058**	**18,754**	**157,175**	**144,554**

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2022	12/31/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Itaú CorpBanca	5,686	9,075	(639)	(705)
Itaú CorpBanca Colombia S.A.	17	469	(1)	(23)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	768	708	(60)	(138)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	503	558	55	(119)
Other (1)	1,438	212	(58)	(58)
Total	**8,412**	**11,022**	**(703)**	**(1,043)**

1) As from 2022, in accordance with Regulatory Instruction No. 272 of 04/01/2022, it includes non-controlling interests of consolidated investment funds.

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	Note	01/01 to 09/30/2022	01/01 to 09/30/2021
Partner Plan	10f	(114)	(89)
Share-based plan		(291)	(287)
Total (1)		**(405)**	**(376)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Personnel Expenses - Compensation (Note 10f).

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 09/30/2022	01/01 to 09/30/2021
	Quantity	Quantity
Opening balance (1)	**36,943,996**	**36,291,760**
New	21,516,603	8,094,693
Delivered	(9,226,877)	(11,652,700)
Cancelled	(817,826)	(2,231,366)
Closing balance	**48,415,896**	**30,502,387**
Weighted average of remaining contractual life (years)	**2.47**	**2.05**
Market value weighted average (R$)	**22.21**	**20.27**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date

Change in share-based variable compensation

	01/01 to 09/30/2022	01/01 to 09/30/2021
	Quantity	Quantity
Opening balance (1)	**36,814,248**	**27,407,231**
New	21,965,099	14,805,132
Delivered	(14,263,138)	(10,814,168)
Cancelled	(817,625)	(1,398,953)
Closing balance	**43,698,584**	**29,999,242**
Weighted average of remaining contractual life (years)	**1.16**	**1.28**
Market value weighted average (R$)	**24.80**	**28.61**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans.

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

- The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz – Distribuidora de Gás S.A., Aegea Saneamento e Participações S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A., CCR S.A. and XP Inc. (Note 3).

- Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3).

- Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

- Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups.

- Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING CONSOLIDATED and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure:

Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society.

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions.

Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

a) Transactions with related parties

		ITAÚ UNIBANCO HOLDING			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	09/30/2022	12/31/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Interbank investments		**53,049**	**65,744**	**2,367**	**2,362**
Itaú Unibanco S.A. Nassau Branch	1.57% to 6.61%	42,544	58,315	1,686	2,146
Itaú Unibanco S.A.	13.65%	10,505	7,429	681	216
Securities and derivative financial instruments (assets and liabilities)		**909**	**(93)**	**213**	**636**
Investment funds		(92)	(93)	213	635
Itaú Unibanco S.A.	CDI + 2.4%	1,001	-	-	1
Deposits		**-**	**-**	**(7)**	**(5)**
Itaú Unibanco S.A. Nassau Branch		-	-	(7)	(5)
Funds from acceptances and issuance of securities		**(384)**	**(596)**	**(5)**	**-**
Itaú Unibanco S.A. Nassau Branch		(384)	(596)	(5)	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(86)**	**(191)**	**4**	**(16)**
Itaú Unibanco S.A. Nassau Branch		(156)	(260)	2	-
Itaú Unibanco S.A.		76	76	-	-
Other		(6)	(7)	2	(16)
Donation		**-**	**-**	**-**	**500**
Fundação Itaú para a Educação e Cultura		-	-	-	500

		ITAÚ UNIBANCO HOLDING CONSOLIDATED			
		Assets / (Liabilities)		Revenues / (Expenses)	
	Annual rate	09/30/2022	12/31/2021	01/01 to 09/30/2022	01/01 to 09/30/2021
Interbank investments		**3,403**	**2,301**	**184**	**33**
Other	13.40%	3,403	2,301	184	33
Loan operations		**674**	**654**	**48**	**21**
Dexco S.A.	CDI + 1.45%	594	546	48	19
Other	2.5% to 6%	80	108	-	2
Securities and derivative financial instruments (assets and liabilities)		**6,753**	**5,397**	**733**	**143**
Investment funds		242	183	33	25
CCR S.A.	CDI + 6.8% / 9.76%	2,092	-	119	-
Copagaz – Distribuidora de Gás S.A.	CDI + 1.7% to 2.95%	1,117	1,082	110	18
Itaúsa S.A.	CDI + 2% to 2.4%	1,238	1,200	120	39
Águas do Rio 4 SPE S.A.	CDI + 3.5%	856	1,574	137	17
Aegea Saneamento e Participações S.A.	CDI + 1.5% to 2.9% / 16.76%	939	844	175	29
Other	CDI + 3.5%	269	514	39	15
Deposits		**(2,358)**	**(437)**	**(143)**	**(8)**
CCR S.A.	101% to 103% CDI	(1,976)	-	(45)	-
Aegea Saneamento e Participações S.A.	99% to 102% CDI	(111)	(158)	(37)	(2)
Copagaz – Distribuidora de Gás S.A.	100% CDI	(16)	-	-	-
Other	75% to 100% CDI	(255)	(279)	(61)	(6)
Deposits received under securities repurchase agreements		**(655)**	**(6)**	**(9)**	**-**
Alpargatas S.A.	78% CDI	(54)	-	-	-
Other	13.65%	(601)	(6)	(9)	-
Funds from acceptances and issuance of securities		**(237)**	**-**	**(10)**	**-**
Aegea Saneamento e Participações S.A.	103.5% CDI	(210)	-	(10)	-
Copagaz – Distribuidora de Gás S.A.	103% CDI	(27)	-	-	-
Amounts receivable (payable) / Commissions and banking fees, Administrative expenses and/or Other operational		**(122)**	**(273)**	**(47)**	**6**
Fundação Itaú Unibanco - Previdência Complementar		(102)	(78)	26	28
Dexco S.A.		20	-	-	-
Olímpia Promoção e Serviços S.A.		(5)	(5)	(45)	(46)
FUNBEP - Fundo de Pensão Multipatrocinado		(179)	(158)	(15)	-
Itaúsa S.A.		(21)	(10)	10	9
ConectCar Soluções de Mobilidade Eletrônica S.A.		(1)	-	(26)	4
Other		166	(22)	3	11
Rent		**-**	**-**	**(25)**	**(24)**
Fundação Itaú Unibanco - Previdência Complementar		-	-	(23)	(23)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	(2)	(1)
Sponsorship		**34**	**12**	**(19)**	**(8)**
Associação Cubo Coworking Itaú		34	12	(19)	(8)

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 154, Liabilities of R$ (6,659) and Result of R$ (40) (R$ 100, R$ (6,136) at 12/31/2021 and R$ 10 from 01/01 to 09/30/2021, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (2) (R$ (5) from 01/01 to 09/30/2021) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 09/30/2022	01/01 to 09/30/2021
Fees	(462)	(346)
Profit sharing	(181)	(139)
Post-employment benefits	(4)	(8)
Share-based payment plan [1]	(87)	(83)
Total	**(734)**	**(576)**

1) As a result of the reduction of the minority interest in XP Inc. and subsequent merger of XPart S.A. (Note 3), in October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are reflected in Fees.

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement.

The methods and assumptions used to estimate the fair value are defined below:

- **Central Bank of Brazil Deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Securities and Derivative financial instruments -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value

of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	09/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	**113,556**	**229,708**	**11**	**343,275**	**116,494**	**213,102**	**44**	**329,640**
Government securities - Brazil	**96,233**	**1,804**	**-**	**98,037**	**100,776**	**1,979**	**-**	**102,755**
Financial treasury bills	14,699	-	-	14,699	23,888	-	-	23,888
National treasury bills	18,159	-	-	18,159	29,614	-	-	29,614
National treasury notes	62,070	1,804	-	63,874	44,893	1,979	-	46,872
Brazilian external debt bonds	1,305	-	-	1,305	2,381	-	-	2,381
Government securities - abroad	**7,342**	**-**	**-**	**7,342**	**5,064**	**-**	**-**	**5,064**
Corporate securities	**9,981**	**17,694**	**11**	**27,686**	**10,654**	**13,475**	**44**	**24,173**
Shares	2,607	-	-	2,607	2,852	-	-	2,852
Bank deposit certificates	-	176	-	176	-	182	-	182
Real estate receivables certificates	-	675	-	675	-	135	-	135
Fund quotas	**1,573**	**12,096**	**-**	**13,669**	**652**	**9,360**	**-**	**10,012**
Credit rights	-	9,826	-	9,826	-	6,916	-	6,916
Fixed income	-	2,123	-	2,123	33	2,120	-	2,153
Variable income	1,573	147	-	1,720	619	324	-	943
Debentures	2,390	1,201	3	3,594	1,717	1,478	36	3,231
Eurobonds and other	3,411	-	8	3,419	5,433	-	8	5,441
Financial bills	-	1,986	-	1,986	-	1,632	-	1,632
Promissory and commercial notes	-	260	-	260	-	230	-	230
Other	-	1,292	-	1,292	-	458	-	458
PGBL / VGBL fund quotas	**-**	**210,210**	**-**	**210,210**	**-**	**197,648**	**-**	**197,648**
Available for sale securities	**91,046**	**92,935**	**830**	**184,811**	**89,187**	**71,031**	**2,285**	**162,503**
Government securities - Brazil	**32,638**	**4,975**	**114**	**37,727**	**39,760**	**5,556**	**140**	**45,456**
Financial treasury bills	485	-	-	485	3,947	-	-	3,947
National treasury bills	6,588	-	-	6,588	3,168	-	-	3,168
National treasury notes	18,003	4,975	-	22,978	28,105	5,556	-	33,661
National treasury / securitization	-	-	114	114	-	-	140	140
Brazilian external debt bonds	7,562	-	-	7,562	4,540	-	-	4,540
Government securities - abroad	**45,373**	**-**	**-**	**45,373**	**37,135**	**-**	**-**	**37,135**
Corporate securities	**13,035**	**87,960**	**716**	**101,711**	**12,292**	**65,475**	**2,145**	**79,912**
Shares	476	5,736	131	6,343	704	4,169	-	4,873
Rural product note	-	22,836	4	22,840	-	12,671	82	12,753
Bank deposit certificates	-	17	13	30	-	128	-	128
Real estate receivables certificates	-	3,733	158	3,891	-	1,032	-	1,032
Fixed income fund quotas	-	269	-	269	-	206	-	206
Debentures	8,696	38,385	410	47,491	7,264	37,017	2,063	46,344
Eurobonds and other	3,863	1,294	-	5,157	4,312	453	-	4,765
Financial bills	-	1,113	-	1,113	-	1,097	-	1,097
Promissory and commercial notes	-	12,680	-	12,680	-	7,257	-	7,257
Other	-	1,897	-	1,897	12	1,445	-	1,457
Other receivables - Sundry	**-**	**1,221**	**21**	**1,242**	**-**	**157**	**-**	**157**
Other liabilities - Sundry	**-**	**541**	**-**	**541**	**-**	**161**	**-**	**161**

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2022				12/31/2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**51**	**77,397**	**337**	**77,785**	**6**	**68,698**	**152**	**68,856**
Swap contracts – Adjustment receivable	-	50,229	257	50,486	-	37,923	90	38,013
Option contracts	-	10,732	74	10,806	3	21,165	62	21,230
Forward contracts	3	5,508	6	5,517	-	2,941	-	2,941
Credit derivatives	-	456	-	456	-	242	-	242
NDF - Non Deliverable Forward	-	9,692	-	9,692	-	5,943	-	5,943
Other derivative financial instruments	48	780	-	828	3	484	-	487
Liabilities	**(19)**	**(72,893)**	**(142)**	**(73,054)**	**(3)**	**(63,841)**	**(125)**	**(63,969)**
Swap contracts – Adjustment payable	-	(43,271)	(136)	(43,407)	-	(34,535)	(111)	(34,646)
Option contracts	-	(13,866)	-	(13,866)	(2)	(23,296)	(14)	(23,312)
Forward contracts	(3)	(4,843)	-	(4,846)	-	(762)	-	(762)
Credit derivatives	-	(812)	-	(812)	-	(198)	-	(198)
NDF - Non Deliverable Forward	-	(9,649)	-	(9,649)	-	(4,896)	-	(4,896)
Other derivative financial instruments	(16)	(452)	(6)	(474)	(1)	(154)	-	(155)

In all periods, there were no significant transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The methods and assumptions used to measurement the fair value are defined below:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2021	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2022	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**44**	**2**	**-**	**12**	**(13)**	**(34)**	**11**	**1**
Corporate securities	**44**	**2**	**-**	**12**	**(13)**	**(34)**	**11**	**1**
Debentures	36	1	-	-	-	(34)	3	-
Eurobonds and other	8	1	-	12	(13)	-	8	1
Available for sale securities	**2,285**	**96**	**(89)**	**318**	**(106)**	**(1,674)**	**830**	**(104)**
Government securities - Brazil	**140**	**(16)**	**(10)**	**-**	**-**	**-**	**114**	**19**
Corporate securities	**2,145**	**112**	**(79)**	**318**	**(106)**	**(1,674)**	**716**	**(123)**
Shares	-	3	(17)	47	-	98	131	(56)
Rural product note	82	-	2	-	(36)	(44)	4	(6)
Bank deposit certificate		-	-	-	-	13	13	-
Real estate receivable certificate	-	(24)	(2)	-	-	184	158	(58)
Debentures	2,063	133	(62)	271	(70)	(1,925)	410	(3)
Other receivables - Sundry	-	6	-	15	-	-	21	21

	Fair value at 12/31/2021	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2022	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**152**	**209**	**-**	**269**	**(493)**	**200**	**337**	**284**
Swap contracts – Adjustment receivable	90	137	-	55	(33)	8	257	255
Option contracts	62	72	-	208	(460)	192	74	29
Foiward contracts	-	-	-	6	-	-	6	-
Derivative financial instruments - Liabilities	**(125)**	**84**	**-**	**(165)**	**33**	**31**	**(142)**	**73**
Swap contracts – Adjustment payable	(111)	8	-	(80)	16	31	(136)	69
Option contracts	(14)	76	-	(79)	17	-	-	4
Other derivative financial instruments	-	-	-	(6)	-	-	(6)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

Sensitivity – Level 3 Operations		09/30/2022		12/31/2021	
		Impacts		Impacts	
Market risk factor groups	Scenarios	Income	Stockholders' equity	Income	Stockholders' equity
Interest rate	I	(2.2)	(0.2)	(1.1)	(0.6)
	II	(53.7)	(4.2)	(27.5)	(13.9)
	III	(106.7)	(8.3)	(55.1)	(27.7)
Commodities, Indexes and Shares	I	(6.5)	-	-	-
	II	(13.0)	-	-	-
Nonlinear	I	(35.0)	-	(56.5)	-
	II	(56.7)	-	(93.3)	-

The following scenarios are used to measure sensitivity:

Interest rate

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	09/30/2022		12/31/2021	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil Deposits	123,488	123,488	110,392	110,392
Money market	270,896	270,896	168,455	168,455
Interbank deposits	45,283	45,546	69,661	69,831
Held to maturity securities	161,958	156,840	145,307	144,830
Loan, lease and other credit operations	880,275	883,913	819,074	820,183
(Provision for loan losses)	(47,741)	(47,741)	(44,147)	(44,147)
Liabilities				
Deposits	843,974	843,900	850,372	850,277
Deposits received under securities repurchase agreements	323,994	323,994	271,051	271,051
Funds from acceptances and issuance of securities	233,977	234,464	143,138	143,057
Borrowings and onlending	125,158	125,127	97,005	97,041
Subordinated debts	57,446	55,190	75,036	75,707
Allowance for financial guarantees provided and loan commitments	5,697	5,697	4,784	4,784

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income attributable to owners of the parent company	**22,058**	**18,754**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**21,843**	**18,539**
Common	11,053	9,403
Preferred	10,790	9,136
Total net income available to equity owners:		
Common	11,162	9,512
Preferred	10,896	9,242
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,840,079,729	4,817,789,069
Basic earnings per share – R$		
Common	2.25	1.92
Preferred	2.25	1.92

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 09/30/2022	01/01 to 09/30/2021
Net income available to preferred equity owners	**10,896**	**9,242**
Dividends on preferred shares after dilution effects	58	37
Net income available to preferred equity owners considering preferred shares after the dilution effect	**10,954**	**9,279**
Net income available to ordinary equity owners	**11,162**	**9,512**
Dividend on preferred shares after dilution effects	(58)	(37)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**11,104**	**9,475**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,891,693,612	4,855,597,089
Preferred	4,840,079,729	4,817,789,069
Incremental as per share-based payment plans	51,613,883	37,808,020
Diluted earnings per share – R$		
Common	2.24	1.91
Preferred	2.24	1.91

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

Entity	Benefit Plan	Modality
Fundação Itaú Unibanco – Previdência Complementar - FIU	Supplementary Retirement Plan	Defined Benefit
	Supplementary Retirement Plan – Flexible Premium Annuity	
	Franprev Benefit Plan	
	002 Benefit Plan	
	Prebeg Benefit Plan	
	UBB PREV Defined Benefit Plan	
	Benefit Plan II	
	Itaulam Basic Plan	
	Itaucard Defined Benefit Plan	
	Itaú Unibanco Main Retirement Plan	
	Itaubanco Defined Contribution Plan	Defined Contribution
	Itaubank Retirement Plan	
	Redecard Pension Plan	
	Unibanco Pension Plan – Intelligent Future	Variable Contribution
	Itaulam Supplementary Plan	
	Itaucard Variable Contribution Plan	
	Itaú Unibanco Supplementary Retirement Plan	
FUNBEP – Fundo de Pensão Multipatrocinado	Benefit Plan I	Defined Benefit
	Benefit Plan II	Variable Contribution

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

	09/30/2022	09/30/2021
Mortality table (1)	AT-2000	AT-2000
Discount rate (2)	9.46% p.a.	7.64% p.a.
Inflation (3)	4.00% p.a.	4.00% p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

1) Correspond to those disclosed by SOA – "Society of Actuaries", that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of

mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2022	12/31/2021	09/30/2022	12/31/2021
Fixed income securities	**20,939**	**19,904**	**94.1%**	**90.8%**
Quoted in an active market	20,331	19,508	91.4%	89.0%
Non quoted in an active market	608	396	2.7%	1.8%
Variable income securities	**569**	**1,323**	**2.6%**	**6.1%**
Quoted in an active market	562	1,312	2.6%	6.0%
Non quoted in an active market	7	11	-	0.1%
Structured investments	**144**	**150**	**0.6%**	**0.7%**
Non quoted in an active market	144	150	0.6%	0.7%
Real estate	**524**	**462**	**2.4%**	**2.1%**
Loans to participants	**69**	**73**	**0.3%**	**0.3%**
Total	**22,245**	**21,912**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 11 at 12/31/2021), and real estate rented to Group companies, with a fair value of R$ 416 (R$ 374 at 12/31/2021).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		09/30/2022								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amounts recognized in income (1+2+3+4)		**1,493**	**(1,382)**	**(228)**	**(117)**	**(18)**	**-**	**(18)**	**(227)**	**(362)**
1 - Cost of current service		-	(24)	-	(24)	-	-	-	-	(24)
2 - Cost of past service		-	-	-	-	-	-	-	(155)	(155)
3 - Net interest [1]		1,493	(1,358)	(228)	(93)	31	-	31	(72)	(134)
4 - Other expenses [2]		-	-	-	-	(49)	-	(49)	-	(49)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(13)**	**33**	**(9)**	**11**	**-**	**-**	**-**	**-**	**11**
5 - Effects on asset ceiling [4]		-	-	(9)	(9)	-	-	-	-	(9)
6 - Remeasurements		-	(4)	-	(4)	-	-	-	-	(4)
Experience of the plan [3]		-	(4)	-	(4)	-	-	-	-	(4)
7 - Exchange variation		(13)	37	-	24	-	-	-	-	24
Other (8+9+10)		**(1,147)**	**1,213**	**-**	**66**	**-**	**-**	**-**	**109**	**175**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,213)	1,213	-	-	-	-	-	109	109
10 - Contributions and investments from sponsor		66	-	-	66	-	-	-	-	66
Amounts at end of the period		**22,245**	**(20,175)**	**(3,492)**	**(1,422)**	**429**	**(2)**	**427**	**(897)**	**(1,892)**
Amount recognized in Assets	10a				51			427	-	478
Amount recognized in Liabilities	10d				(1,473)			-	(897)	(2,370)

		12/31/2021								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,225**	**(20,662)**	**(3,642)**	**(1,079)**	**1,454**	**(951)**	**503**	**(922)**	**(1,498)**
Amounts recognized in income (1+2+3+4)		**1,722**	**(1,575)**	**(278)**	**(131)**	**41**	**(68)**	**(27)**	**(66)**	**(224)**
1 - Cost of current service		-	(53)	-	(53)	-	-	-	-	(53)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest [1]		1,722	(1,522)	(278)	(78)	104	(68)	36	(66)	(108)
4 - Other expenses [2]		-	-	-	-	(63)	-	(63)	-	(63)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**(1,764)**	**817**	**665**	**(282)**	**(725)**	**1,017**	**292**	**81**	**91**
5 - Effects on asset ceiling [4]		-	-	665	665	(484)	1,017	533	-	1,198
6 - Remeasurements		(1,766)	801	-	(965)	(241)	-	(241)	81	(1,125)
Changes in demographic assumptions		-	4	-	4	-	-	-	-	4
Changes in financial assumptions		-	3,708	-	3,708	-	-	-	113	3,821
Experience of the plan [3]		(1,766)	(2,911)	-	(4,677)	(241)	-	(241)	(32)	(4,950)
7 - Exchange variation		2	16	-	18	-	-	-	-	18
Other (8+9+10)		**(1,271)**	**1,381**	**-**	**110**	**(323)**	**-**	**(323)**	**128**	**(85)**
8 - Receipt by Destination of Resources [4]		-	-	-	-	(323)	-	(323)	-	(323)
9 - Benefits paid		(1,381)	1,381	-	-	-	-	-	128	128
10 - Contributions and investments from sponsor		110	-	-	110	-	-	-	-	110
Amounts at end of the period		**21,912**	**(20,039)**	**(3,255)**	**(1,382)**	**447**	**(2)**	**445**	**(779)**	**(1,716)**
Amount recognized in Assets	10a				48			445	-	493
Amount recognized in Liabilities	10d				(1,430)			-	(779)	(2,209)

1) Corresponds to the amount calculated on 01/01/2022 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.46% p.a.(On 01/01/2021 the rate used was 7.64% p.a.).

2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

3) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

4) Includes the effects of the allocation of the surplus from the pension fund of Itaubanco Defined Contribution Plan.

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2022	01/01 to 09/30/2022	01/01 to 09/30/2021
Retirement plan - FIU	34	33	26
Retirement plan - FUNBEP	22	8	9
Total	**56**	**41**	**35**

g) Maturity profile of defined benefit liabilities

	Duration [1]	2022	2023	2024	2025	2026	2027 to 2031
Pension plan - FIU	9.80	1,050	943	984	1,025	1,072	5,862
Pension plan - FUNBEP	9.10	594	614	634	652	667	3,541
Other post-employment benefits	7.09	140	157	149	36	37	209
Total		**1,784**	**1,714**	**1,767**	**1,713**	**1,776**	**9,612**

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

	BD and CV plans			Other post-employment benefits		
Main assumptions	**Present value of liability**	**Income**	**Stockholders´ equity (Other comprehensive income)** [1]	**Present value of liability**	**Income**	**Stockholders´ equity (Other comprehensive income)** [1]
Discount rate						
Increase by 0.5%	(835)	-	308	(24)	-	24
Decrease by 0.5%	905	-	(420)	27	-	(27)
Mortality table						
Increase by 5%	(234)	-	87	(10)	-	10
Decrease by 5%	245	-	(91)	11	-	(11)
Medical inflation						
Increase by 1%	-	-	-	63	-	(63)
Decrease by 1%	-	-	-	(53)	-	53

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., – Grand Cayman Branch, Itaú Unibanco S.A. Miami Branch, Nassau Branch, Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú CorpBanca New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 09/30/2022	**01/01 to 09/30/2021**
Foreign branches	3,718	3,086
Latin America consolidated	2,066	1,364
Other foreign companies	(1,914)	535
Foreign consolidated	2,582	5,064

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's management model is made up of:

- 1st line of defense: business areas, which have primary responsibility for managing the risk they originate.

- 2nd line of defense: risk area, which ensures that risks are managed and are supported by risk management principles (risk appetite, policies, procedures and dissemination of the risk culture in the business).

- 3rd line of defense: internal audit, which is linked to the Board of Directors and makes an independent assessment of the activities developed by the other areas.

b) Risk Management

Risk Appetite

The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital."

Based on this statement, five dimensions have been defined (Capitalization, Liquidity, Composition of Earnings, Operating Risk and Reputation). Each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure.

The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO.

The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Foremost among BACEN's requirements for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED for routine decision-making purposes are based on:

- **Sustainability and customer satisfaction:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to doing business that is good both for the customer and the institution itself.

- **Risk culture:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business.

- **Risk pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED's operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** ITAÚ UNIBANCO HOLDING CONSOLIDATED has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business.

- **Operational excellence:** It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services.

- **Ethics and respect for regulation:** for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution's reputation.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk.

These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED's guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, under Corporate Governance, Regulatory and Policies, Reports.

II - Market risk

The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 09/30/2022, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 658, a decrease in relation to prior year (R$ 696 at 12/31/2021)due to lower exposure in interest rates.

The document "Public Access Report – Market Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution's activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance and Money Laundering Prevention Areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas' executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled "Public Access Report – Integrated Operational Risk Management and Internal Controls", a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Regulatory and Policies, Reports.

V - Insurance, private pension and premium bonds risks

The main risks related to Insurance, Private Pension and Premium Bonds portfolios are described below and defined in their respective chapters.

- Underwriting risk: results from the use of methodologies and/or assumptions in the pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered: (i) Insurance results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates; (ii) Private Pension is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves; and (iii) Premium Bonds, payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

- Credit risk.

- Market risk.

- Liquidity risk.

- Operating risk.

These risks are managed independently, according to their special characteristics.

VI - Emerging risks

They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by the ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risks management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, the institution has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles, Paper & Pulp, Chemicals & Petrochemicals, Meatpacking, Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas' activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios.

	09/30/2022	12/31/2021
Available capital (amounts)		
Common Equity Tier 1	142,780	130,716
Tier 1	161,872	149,912
Total capital (PR)	180,304	169,797
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,225,170	1,153,841
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	11.7%	11.3%
Tier 1 ratio (%)	13.2%	13.0%
Total capital ratio (%)	14.7%	14.7%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%) (1)	2.50%	2.00%
Countercyclical buffer requirement (%)	-	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.00%	1.00%
Total of bank CET1 specific buffer requirements (%)	3.50%	3.00%

1) For purposes of calculating the Conservation capital buffer, BACEN Resolution 4,783 establishes, for defined periods, percentages to be applied to the RWA value with a gradual increase until April/22, when it reaches 2.5%.

At 09/30/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 18,656 (R$ 18,167 at 12/31/2021) and the amount of subordinated debt that makes up Tier II capital is R$ 18,315 (R$ 19,469 at 12/31/2021).

The Basel Ratio reached 14.7% at 09/30/2022, remaining at the 12/31/2021 level, the mainly effects were the result of the period, offset by the increase of Risk-Weighted Assets and in the Prudential and Equity Adjustments.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Referential Equity of R$ 82,290 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 42,881 (R$ 34,615 at 12/31/2021), generously covered by available capital.

In September 2022, Itaú Unibanco Holding issued R$ 1.0 billion in Subordinated Financial Notes, which have a repurchase option as from 2027. These Subordinated Notes are authorized to compose Itaú Unibanco's Tier 1 Capital, with an estimated increase of 0.08 p.p. in its Tier 1 Capital Ratio.

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 09/30/2022, fixed assets ratio reached 19.4% (16.9% at 12/31/2021), showing a surplus of R$ 55,253 (R$ 56,280 at 12/31/2021).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section Results and Reports, Regulatory Reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using the standardized approach.
- RWA_{MINT} = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674.
- RWA_{OPAD}= portion related to capital required for operational risk, calculated based on the standardized approach.

	RWA	
	09/30/2022	12/31/2021
Credit Risk - standardized approach	**1,104,482**	**1,044,344**
Credit risk (excluding counterparty credit risk)	986,883	922,824
Counterparty credit risk (CCR)	47,829	42,898
Of which: standardized approach for counterparty credit risk (SA-CCR)	31,109	27,616
Of which: other CCR	16,720	15,282
Credit valuation adjustment (CVA)	8,924	8,102
Equity investments in funds - look-through approach	7,462	5,001
Equity investments in funds - mandate-based approach	178	95
Equity investments in funds - fall-back approach	1,699	824
Securitisation exposures - standardized approach	3,379	2,195
Amounts below the thresholds for deduction	48,128	62,405
Market Risk	**24,098**	**22,985**
Of which: standardized approach (RWA_{MPAD})	30,123	28,731
Of which: internal models approach (RWA_{MINT})	21,078	14,751
Operational Risk	**96,590**	**86,512**
Total	**1,225,170**	**1,153,841**

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	09/30/2022	12/31/2021
Permanent foreign investments	73,552	73,646
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(43,073)	(54,737)
Net foreign exchange position	**30,479**	**18,909**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 09/30/2022	01/01 to 09/30/2021
Regulatory non-recurring results	**(548)**	**(323)**
Provision for reestructuring	-	(762)
Result on the partial sale of XP Inc. shares	(123)	-
Voluntary severance program	(757)	-
Corporate reorganization of Câmara Interbancária de Pagamentos (CIP)	239	-
Other	93	439

e) Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL's total voting capital for approximately R$ 650, then holding the company's control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

f) Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals are received.

g) Acquisition of Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 35% of AVENUE's capital for approximately R$ 493. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership interest of 15.1%, then holding control and 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

The management and development of AVENUE's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, which will become one of the institutions that will make AVENUE's services available to its clients abroad.

The effective acquisitions and financial settlements will occur after the required regulatory approvals are received.

h) "Coronavirus" COVID-19 effects

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly:

(i) CMN Resolution No. 4,855/20, which establish criteria for measurement of the allowance for loan losses of transactions carried out under programs established to face the effects of the COVID-19 pandemic on economy.

(ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020.

(iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE), which contracting period ended in the fourth quarter of 2020.

(iv) Law No. 13,999/20 and amendment made by Law Nº. 14,161/21 that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses.

(v) Law No. 14,042/20 and amendment made by Provisional Measure No. 1,114/22 (converted into Law No. 14,462 on October 26, 2022) that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha).

ITAÚ UNIBANCO HOLDING CONSOLIDATED identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements:

(a) Increase in 2021 and 2022 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in September 2022 is R$ 17,277. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing.

(b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In September 2022 this portfolio amount to R$ 21.5 billion, and 85.3% of the loan operations portfolio generated by means of these initiatives that was current, 1.8% was in a grace period, 6.5% was past due between 15 and 90 days and 6.4% was past due for over 90 days. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions.

(c) The allowance for loan losses in the amount of R$ 53,438 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In September 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING CONSOLIDATED accounted for 215% as compared to 241% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client's rating), provisioning presented a decrease of 6.2% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING CONSOLIDATED a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums.

(d) Increase in expenses with claims related to COVID-19 of R$ 44 in the period, mainly related to credit life and life insurance.

There was an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING CONSOLIDATED maintains its operating activities.

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at September 30, 2022 and the related statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at September 30, 2022 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the nine-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and ISRE 2410 - "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2022, its financial performance and its cash flows for the nine-month period then ended, as well as the consolidated financial performance and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Other matters

Statement of added value

The financial statements referred to above include the parent company and consolidated statements of added value for the nine-month period ended at September 30, 2022. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose of concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of added value have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole.

São Paulo, November 10, 2022

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2022 and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company's capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), November 10, 2022.

GILBERTO FRUSSA
President

ARTEMIO BERTHOLINI
Member

EDUARDO HIROYUKI MIYAKI
Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344.902, São
Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of September 30, 2022.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 29, paragraph 1, item II; article 25, paragraph 1, items V and VI of CVM Instruction No. 480/2009; and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

This file includes:

. Management Report;
. Balance Sheet;
. Statement of Income;
. Statement of Comprehensive Income;
. Statement of Changes in Stockholders' Equity;
. Statement of Cash Flows;
. Statement of Value Added;
. Notes to the Financial Statements;
. Report of Independent Auditors;
. Opinion of the Fiscal Council.

The statements referred to were disclosed on November 10, 2022, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor-relations).

Milton Maluhy Filho
Chief Executive Officer

Alexsandro Broedel Lopes
Officer

Gustavo Jorge Laboissière Loyola
Chairman of the Audit Committee

Arnaldo Alves dos Santos
Accountant